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KYTHERA BIOPHARMACEUTICALS, INC. Index to Financial Statements

As filed with the Securities and Exchange Commission on September 24, 2012

Registration No. 333-181476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KYTHERA Biopharmaceuticals, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	03-0552903 (I.R.S. Employer Identification Number)
27200 West Agoura Road, Suite 200 Calabasas, CA 91301 (818) 587-4500 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Keith R. Leonard, Jr.
President and Chief Executive Officer
KYTHERA Biopharmaceuticals, Inc.
27200 West Agoura Road, Suite 200
Calabasas, CA 91301
(818) 587-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Keith L. Klein, Esq. General Counsel KYTHERA Biopharmaceuticals, Inc. 27200 West Agoura Road, Suite 200 Calabasas, CA 91301 Telephone: (818) 587-4500 Facsimile: (818) 587-4591	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.00001 par value per share	$73,600,000	$8,435

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 24, 2012

4,000,000 Shares

Common Stock

KYTHERA Biopharmaceuticals, Inc. is offering 4,000,000 shares of common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "KYTH." We expect that the initial public offering price will be between $14.00 and $16.00 per share.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading "Risk Factors" starting on page 11 of this prospectus.

	Per share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to KYTHERA Biopharmaceuticals, Inc.	$	$

We have granted the underwriters the right to purchase up to 600,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about            , 2012.

J.P. Morgan	Goldman, Sachs & Co.

Leerink Swann

Lazard Capital Markets

The date of this prospectus is                  , 2012

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                    , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

KYTHERA® and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

In this prospectus we refer to Bayer Consumer Care AG and Bayer's affiliate, Intendis GmbH, jointly as Bayer. We also refer to our License Agreement, dated August 26, 2010 with Bayer and our Services, Research, Development and Collaboration Agreement, dated August 26, 2010 with Intendis GmbH, jointly as our collaboration arrangement with Bayer.

i

 Prospectus Summary

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before buying our common stock. Therefore, you should read the entire prospectus carefully, especially the "Risk Factors" section beginning on page 11 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context otherwise requires, references to "we," "us," "our," or "KYTHERA," or "KYTHERA Biopharmaceuticals" refer to KYTHERA Biopharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel prescription products for the aesthetic medicine market. Our objective is to develop first-in-class, prescription products using an approach that relies on the scientific rigor of biotechnology to address unmet needs in the rapidly-growing market for aesthetic medicine. Our initial focus is on the facial aesthetics market, which comprises the majority of the aesthetic medicine market. Our product candidate, ATX-101, is a potential first-in-class, injectable drug currently in Phase III clinical development for the reduction of submental fat, which commonly presents as an undesirable "double chin." Based on clinical trials conducted to date, ATX-101 has exhibited significant, meaningful and durable results in the reduction of submental fat. These results correspond with patient satisfaction measures demonstrating meaningful improvement in perceived chin appearance. If approved by applicable regulatory authorities, we believe ATX-101 will be an attractive solution for the reduction of submental fat, representing a new product category within the rapidly growing facial aesthetics market.

ATX-101 is a proprietary synthetic formulation of sodium deoxycholate, a well-characterized component of human bile that is naturally occurring in the body and promotes the breakdown of dietary fat. Our Phase II studies have demonstrated that ATX-101, when injected subcutaneously into the target fat deposit, reduces the localized fat deposit while leaving the surrounding tissue largely unaffected. Bayer, our collaborator outside the United States and Canada, recently completed two pivotal Phase III trials of ATX-101 in Europe for the reduction of submental fat, which were initiated in late 2010. Positive topline results from these trials were reported in the second quarter of 2012 and are expected to provide the basis for Bayer's regulatory submissions for approval of ATX-101 in countries in Europe, which we expect to occur in 2013. We initiated our pivotal Phase III clinical program for ATX-101 in the United States and Canada in March 2012 and completed enrollment of more than 1,000 patients in August 2012. We expect to report topline results in mid-2013. These trials are expected to form the basis for our new drug application, or NDA, for approval of ATX-101 in the United States and Canada.

The Facial Aesthetics Market

The aesthetics market has grown dramatically in the United States, driven by a large population of consumers looking to minimize and delay signs of aging and improve their general appearance. In 2011, consumers spent nearly $10.0 billion on over 9.2 million physician-administered surgical and non-surgical aesthetic procedures in the United States, according to the American Society of Aesthetic Plastic Surgery, or ASAPS. Additionally, ASAPS estimates that from 1997 to 2011, surgical aesthetic procedures increased by more than 73%, and non-surgical procedures increased by 356%, reflecting increasing demand for aesthetic procedures over more than a decade. A strong consumer preference for non-surgical options and the increasing availability of effective alternatives has prompted broader adoption of non-surgical aesthetic procedures. These trends have made non-surgical procedures the primary driver of growth in the aesthetic medicine market, accounting for 82% of the total number of procedures performed in 2011.

Leading the growth in the non-surgical aesthetics market are facial injectables products, principally botulinum toxins and dermal fillers, which have solidified their place as the foundation of the aesthetic medicine market with approximately 5.7 million procedures performed in North America in 2011 as reported by ASAPS. According to GlobalData, an estimated $2.1 billion was spent by clinicians globally on facial injectable drugs in 2011, and such spending is expected to grow at a compounded annual growth rate of over 12% through 2018. We believe the long-term potential outside the United States and Canada will approximate the North American market.

Demand for facial injectable procedures is driven by the considerable importance of the face to overall appearance. We believe the growing variety and accessibility of non-surgical aesthetic procedures combined with increased social acceptance of aesthetic medicine in general have contributed to the adoption of these procedures by a broader patient demographic. ASAPS reports that younger patients are increasingly opting for facial injectable treatments to delay the appearance of lines and wrinkles. Patients seek these facial procedures to help achieve a more youthful and rejuvenated appearance and preserve anatomical landmarks, while avoiding long recovery periods and the unnatural appearance that may result from surgery. We believe consumers' desire to minimize and delay the signs of aging will continue to fuel the growth in facial injectable procedures.

Unmet Need for Injectable Therapy for Double Chin

Botulinum toxins and dermal fillers have created a market for non-surgical rejuvenation of the upper and mid-face, however, undesirable submental fat, or double chin, remains an important yet unaddressed aesthetic target for injectable facial treatment. Despite the patient and physician shift in favor of non-surgical and injectable procedures, there are no FDA-approved drugs for the reduction of submental fat, and liposuction and other surgical procedures, which are predominately performed by plastic surgeons, remain the only proven treatment options. Although effective at fat reduction, these procedures may involve significant pain, downtime and expense, and involve the risks associated with invasive surgery. Specifically, submental liposuction requires wearing a wrap or sling for up to two weeks post-surgery to promote re-adherence of the skin.

Our Injectable Solution to Reshape the Chin

ATX-101 is an injectable, facial treatment that we are initially developing to reduce unwanted fat under the chin. If approved by applicable regulatory authorities, we believe ATX-101 will be an attractive non-surgical solution for the reduction of submental fat, representing a new product category within the rapidly growing facial aesthetics market for the following reasons:

•
Significant, meaningful and durable results.  Our clinical studies demonstrated a marked reduction in submental fat, which corresponded with patient satisfaction measures demonstrating meaningful improvement in perceived chin appearance. As in our Phase IIb study, in the pivotal European Phase III trials, ATX-101 demonstrated statistically significant reduction of submental fat in all three efficacy measures: patient assessment, physician assessment and objective measures (magnetic resonance imaging, or MRI, in the Phase IIb studies and calipers in the European Phase III trials). In addition, the results from the European Phase III trials demonstrated that treatment with ATX-101 resulted in a statistically significant improvement in patient happiness with the appearance of their "chin fat" and associated self-perceptions of youthfulness, as well as a reduction in feeling embarrassed, bothered and self-conscious about the appearance of their "chin fat." Further, a preliminary analysis of our long-term follow-up study indicated that over 90% of subjects maintained at least the same level of correction approximately two years following their last treatment.

•
Ready group of target patients.  Our market research indicated that 78% of existing botulinum toxin or dermal filler patients had excess treatable submental fat and that 89% of dermal filler patients were also botulinum toxin patients. Taken together, we believe these results indicate that patients who have undergone, or are currently receiving facial injectable treatments, are highly likely to adopt new, similar procedures. Our market research in 385 patients currently receiving botulinum toxin or dermal fillers indicated that 61% of such patients were likely to try ATX-101. Accordingly, we believe that there is a large, readily addressable market of experienced patients, already in our target physicians' practices, who are likely to adopt an injectable facial treatment for the reduction of submental fat to enhance their facial appearance.

•
Low barrier to physician adoption.  If approved, we expect ATX-101 to be an easily adopted solution for the reduction of submental fat. We believe the short treatment sessions and ease of administration should facilitate physician adoption of ATX-101 as a natural complementary therapy for physicians already administering botulinum toxins and dermal fillers. Unlike some aesthetic procedures that require a physician practice to acquire and make space for often expensive and bulky capital equipment, ATX-101 will not require capital equipment. In addition, given the patient self-pay model in aesthetic medicine, physicians receive procedure fees from patients at the time of service and are not exposed to reimbursement risks.

•
Facilitates physician practice expansion.  We believe ATX-101 will provide dermatologists and plastic surgeons an opportunity to expand the scope and reach of their current aesthetic medicine practices. If approved, ATX-101 for submental fat reduction will be positioned as a naturally complementary procedure for experienced toxin and dermal filler patients, while potentially being an attractive point of entry for new patients that have never received an aesthetic procedure. For example, our market research indicates that men have a significantly higher interest in an injectable solution for submental fat reduction versus other facial injectable treatment options, but according to ASAPS, only comprised 9.1% of the facial injectable market in 2011. We believe ATX-101 provides an opportunity for dermatologists and plastic surgeons to address a broader patient demographic within the facial aesthetics market while also expanding the scope of treatments they can offer to their patient base.

•
A favorable safety profile with no or limited downtime.  ATX-101 has been well tolerated across all clinical studies completed to date, with the most notable side effects being local injection site reactions of typically mild to moderate severity, but without systemic adverse effects. Treatment with ATX-101 also avoids the inherent risks and recovery time associated with general anesthesia and invasive surgical methods. Together, these attributes could make ATX-101 an aesthetic option with limited or no downtime, with most patients able to resume normal daily activity immediately after treatment.

We believe ATX-101, if approved, has the potential to reach long-term annual sales of $500 million in the United States.

ATX-101 Clinical Development Program

To support approval of ATX-101, we are pursuing a rigorous, science-based clinical development program. ATX-101 is the subject of four pivotal Phase III clinical trials for the reduction of submental fat, consisting of two ongoing trials in the United States and Canada, and two recently completed trials in Europe. These clinical trials were designed based on promising results observed in three multi-

center, double-blind, placebo-controlled Phase II studies that evaluated various dosing regimens for ATX-101 and also served to validate potential efficacy endpoints, including submental fat rating scales.

Bayer's Pivotal European Phase III Clinical Trials

In Europe, Bayer recently completed two pivotal multi-center, randomized, double-blind, placebo-controlled, Phase III clinical trials that were designed to assess the efficacy, safety and tolerability of ATX-101, dosed at 1 or 2 mg/cm2, vs. placebo for the reduction of moderate to severe submental fat. Patients received up to four treatments at 28-day intervals and agreed to maintain consistent diet and exercise practices throughout the study in order to minimize potential changes in body weight. The trials enrolled 723 patients in 57 centers in the United Kingdom, France, Germany, Belgium, Spain and Italy. In these Phase III trials, ATX-101 was found to be well tolerated and met the pre-specified primary endpoints by demonstrating statistically significant reduction in submental fat, as assessed by a validated clinician scale and a patient satisfaction scale. ATX-101 also demonstrated statistically significant reduction in submental fat thickness measured objectively using calipers. In addition, treatment with ATX-101 resulted in improvements in patients' self-perception related to the appearance of their "chin fat" as measured by a patient-reported impact scale. Adverse events were characterized by transient, local injection site reactions of predominately mild to moderate severity. Pain was the most common injection site reaction, followed by swelling, bruising, numbness, redness and induration. Less frequently, itching and tingling were reported. These results are anticipated to provide the basis for Bayer's regulatory submissions for approval of ATX-101 in countries in Europe, which we expect to occur in 2013.

Pivotal U.S. and Canadian Phase III Clinical Trials

Our pivotal U.S. and Canadian Phase III trials were initiated in March 2012 and are designed to assess the efficacy, safety and tolerability of ATX-101 for reduction of moderate to severe submental fat. These trials are identical multi-center, randomized, double-blind, placebo-controlled trials that compare subcutaneous injections of ATX-101 dosed at 2 mg/cm2 to similar injections of placebo, with the primary efficacy assessments at 12 weeks after final treatment. Patients may receive up to six treatments at 28-day intervals and agree to maintain consistent diet and exercise practices throughout the study in order to minimize potential changes in body weight. The trials are being conducted in approximately 70 centers across the United States and Canada involving more than 1,000 patients across the two trials, randomized (1:1) to ATX-101 or placebo. These trials use both clinician- and patient-reported efficacy endpoints as principal efficacy measures. A secondary endpoint will measure the reduction in volume of submental fat using MRI in a subset of patients. We completed enrollment in these trials in August 2012 and expect to report topline results in mid-2013.

Phase II Clinical Studies

ATX-101 has been the subject of three multi-center, randomized, double-blind, placebo-controlled Phase II studies, in a total of 284 patients, which evaluated various dosing regimens and served to validate both physician and patient efficacy endpoints. The Phase II program included two early Phase IIa studies, which formed the basis for Bayer's European Phase III clinical trials, and one Phase IIb study that provided the basis for the U.S. and Canadian Phase III clinical trials. In the Phase IIb study, ATX-101 was found to be well tolerated and resulted in a statistically significant reduction in submental fat, as assessed by three efficacy measures: a validated clinician scale, a validated patient scale and MRI to objectively measure submental fat volume. In addition, treatment with ATX-101 resulted in improvements in patients' self-perception related to the appearance of their "chin fat," as measured by a patient reported scale. In all three Phase II studies, treatment with ATX-101 was observed to be well tolerated and adverse events were characterized by transient, local injection site reactions of predominately mild to moderate severity. Pain was the most common injection site reaction, followed by swelling, bruising, numbness, redness and induration.

Our Collaboration with Bayer

In August 2010, we entered into a collaboration arrangement with Bayer to develop and commercialize ATX-101 outside the United States and Canada. Bayer operates in over 80 countries and is well-positioned to commercialize ATX-101 outside the United States and Canada through its dermatology division, which reaches more than 50,000 dermatologists in markets worldwide. In connection with establishing the collaboration arrangement, we received an upfront payment of $43.6 million. In May 2012, we received a $15.8 million payment from Bayer triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101 after receipt of positive results from the European Phase III clinical trials for ATX-101. In addition, we also received $17.4 million from Bayer to fund certain further global development activities of ATX-101 under the terms of the collaboration arrangement. We remain eligible to receive up to approximately $297.0 million in additional payments contingent upon Bayer's achievement of specified regulatory and commercialization milestones pursuant to the collaboration arrangement. In addition, if ATX-101 is approved for commercial use in territories licensed to Bayer, we will be eligible to receive escalating royalties in the mid- to high-teens based on Bayer's net product sales of ATX-101.

License Agreement with Los Angeles Biomedical Research Institute

In August 2005, we entered into an exclusive license agreement with Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center, or LA Biomed, pursuant to which we obtained a worldwide exclusive license to practice, enforce and otherwise exploit certain patent rights related to ATX-101. Our exclusive license requires us to pay LA Biomed a milestone payment of $0.5 million upon receipt of marketing approval of ATX-101, as well as non-royalty sublicense fees equal to 10% of any sublicense income, up to an aggregate of $5.0 million. Additionally, upon commercialization of a licensed product or service, we are obligated to pay low- to mid-single digit royalties on net product sales of ATX-101 by us and Bayer. We may terminate this license without penalty upon 90 days' notice to LA Biomed and LA Biomed may terminate the license in certain circumstances if we fail to perform, or violate any term of the agreement, subject to applicable cure provisions. Subject to default by us or earlier termination, the license remains in effect until the last patent or patent application in the licensed patent rights has expired or been revoked, invalidated or abandoned.

Our Strategy

In order to achieve our objective of developing first-in-class, non-surgical, prescription products in aesthetic medicine, our near-term and long-term strategies include the following:

•
Develop and commercialize ATX-101 in the United States and Canada;

•
Maximize the value of ATX-101 through our collaboration arrangement with Bayer;

•
Assess and prioritize future indications for ATX-101;

•
Build KYTHERA into a leading aesthetics company;

•
Leverage our biotechnology and aesthetics experience;

•
Apply rigorous clinical, regulatory and scientific practices to the development of novel, FDA-regulated, aesthetic medicine product candidates such as ATX-101;

•
Be capital efficient and opportunistically expand our product portfolio; and

•
Continue to build a robust and defensible patent portfolio.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others:

•
We have a limited operating history and have incurred significant losses to date.

•
We will require substantial additional financing.

•
We are substantially dependent on the success of our only product candidate, ATX-101.

•
Neither we nor Bayer may obtain regulatory approval for the commercialization of ATX-101.

•
We are entirely dependent on Bayer for the commercialization of ATX-101 outside of the United States and Canada.

•
If ATX-101 is approved for commercial use, it will face significant competition.

•
We are substantially dependent on broad physician adoption of ATX-101 as a treatment for the reduction of submental fat.

•
Our intellectual property rights may not provide us with a meaningful commercial advantage and we may be subject to claims that ATX-101 or future product candidates infringe, misappropriate or otherwise violate the intellectual property rights of others.

Corporate Information

We were incorporated in Delaware in June 2004 under the name Dermion, Inc. We commenced operations in August 2005, and we changed our name to AESTHERx, Inc. In July 2006, we changed our name to KYTHERA Biopharmaceuticals, Inc. Our principal executive offices are located at 27200 West Agoura Road, Suite 200, Calabasas, California 91301, and our telephone number is (818) 587-4500. Our website address is http://www.kytherabiopharma.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startup Act of 2012 herein as the "JOBS Act," and references herein to "emerging growth company" shall have the meaning associated with it in the JOBS Act.

 The Offering

Issuer	KYTHERA Biopharmaceuticals, Inc.
Common stock we are offering	4,000,000 shares
Common stock to be outstanding after the offering	16,965,648 shares
Over-allotment option	600,000 shares
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $53.1 million, or approximately $61.5 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use substantially all of the net proceeds from this offering to fund our U.S. Phase III clinical trials of ATX-101, and the balance for working capital and general corporate purposes, including research and development. See "Use of Proceeds" on page 48 for a more complete description of the intended use of proceeds from this offering.
Risk factors	See "Risk Factors" beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
Proposed symbol on The NASDAQ Global Market	"KYTH"

The number of shares of common stock to be outstanding after this offering is based on 12,965,648 shares of common stock outstanding as of June 30, 2012, and excludes the following:

•
1,870,748 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2012 having a weighted-average exercise price of $5.11 per share;

•
322,107 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2012 having a weighted-average exercise price of $9.01 per share;

•
167,695 shares of common stock reserved for issuance pursuant to future awards under our 2004 Stock Plan as of June 30, 2012, which will become available for issuance under our 2012 Equity Incentive Plan after consummation of this offering; and

•
378,171 shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Unless otherwise indicated, the number of shares of our common stock described above gives effect to:

•
a 1-for-2.6443 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•
the conversion of all 11,502,028 shares of our convertible preferred stock into an aggregate of 11,533,272 shares of common stock immediately prior to the consummation of this offering;

•
the conversion of all of our warrants exercisable for convertible preferred stock into warrants exercisable for 322,107 shares of common stock immediately prior to the consummation of this offering;

•
the adoption of our restated certificate of incorporation and restated bylaws immediately prior to the consummation of this offering; and

•
except as otherwise indicated, assumes no exercise of the underwriters' over-allotment option.

We refer to our Series A, Series B, Series C and Series D redeemable convertible preferred stock collectively as "redeemable convertible preferred stock" for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 5 to our financial statements. In other parts of this prospectus, we refer to our Series A, Series B, Series C and Series D redeemable convertible preferred stock collectively as "preferred stock."

 Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the period ended on, the dates indicated. The statement of operations data for the years ended December 31, 2009, 2010 and 2011 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2011 and 2012 and balance sheet data as of June 30, 2012 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results, and results for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for the full year ending December 31, 2012.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
License income	$—	$4,488	$12,985	$6,732	$19,687
Sublicense expense	—	411	1,188	616	1,936

Gross margin	—	4,077	11,797	6,116	$17,751
Operating expenses:
Research and development	9,823	14,842	15,766	6,353	14,884
General and administrative	4,930	6,785	6,879	3,202	4,661

Total operating expenses	14,753	21,627	22,645	9,555	19,545

Loss from operations	(14,753)	(17,550)	(10,848)	(3,439)	(1,794)
Warrant and other interest income (expense), net	(7)	589	(304)	233	(580)
Other income	—	930	—	—	—

Net loss	$(14,760)	$(16,031)	$(11,152)	$(3,206)	$(2,374)

Per share information:
Net loss per share of common stock, basic and diluted	$(10.85)	$(11.64)	$(7.98)	$(2.29)	$(1.69)

Weighted-average number of shares used in computing net loss per share of common stock, basic and diluted(1)	1,360,000	1,377,000	1,398,000	1,397,000	1,403,000

Pro forma net loss per share of common stock, basic and diluted(1)			$(1.00)		$(0.18)

Weighted-average number of shares used in computing pro forma net loss per share of common stock, basic and diluted(1)			11,147,000		12,936,000

(1)
The pro forma net loss per share of common stock, basic and diluted, for the year ended December 31, 2011 and the six months ended June 30, 2012 (unaudited) reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the consummation of this offering. The pro forma net loss per share of common stock, basic and diluted, does not give effect to the issuance of shares from the proposed initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive. See Note 2 to our audited financial statements included elsewhere in this prospectus.

The table below presents our balance sheet data as of June 30, 2012:

•
on an actual basis;

•
on a pro forma basis to give effect to:

•
a 1-for-2.6443 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•
the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,533,272 shares of common stock immediately prior to the consummation of this offering;

•
the conversion of all of our warrants exercisable for convertible preferred stock into warrants exercisable for 322,107 shares of common stock immediately prior to the consummation of this offering and the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital; and

•
the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•
on a pro forma as adjusted basis to give further effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$27,466	$27,466	$82,096
Working capital	29,867	29,867	82,967
Total assets	52,405	52,405	105,505
Redeemable convertible preferred stock warrant liability	2,621	—	—
Redeemable convertible preferred stock	107,587	—	—
Accumulated deficit	(85,881)	(85,881)	(85,881)
Total stockholders' (deficit) equity	$(82,541)	$27,667	$80,767

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and stockholders' equity by approximately $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and stockholders' equity by approximately $14.0 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
If we elect to issue shares of our common stock to satisfy 50% of the remaining $2.8 million we owe to LA Biomed, based on the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, we would issue an additional 94,266 shares, increasing total stockholders' equity by approximately $1.4 million. See "Business—Strategic Relationships—Los Angeles Biomedical Research Institute."

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only one product candidate and no commercial sales, which, together with our limited operating history, makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused principally on developing our only product candidate, ATX-101, which is currently in Phase III clinical development. We are not profitable and have incurred losses in each year since our inception in June 2004. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. We have not generated any revenue from product sales to date. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012 was approximately $16.0 million, $11.2 million and $2.4 million, respectively. As of June 30, 2012, we had an accumulated deficit of $85.9 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development of, and seek regulatory approvals for, ATX-101, and begin to commercialize ATX-101. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our sole product candidate, ATX-101. In particular, we initiated our U.S. Phase III clinical program for ATX-101 in March 2012, which will require substantial funds to complete. As of June 30, 2012, we had working capital of $29.9 million and capital resources consisting of cash and cash equivalents and restricted cash of $46.3 million, of which $18.8 million was restricted, and access to our undrawn $15.0 million credit facility. We believe that we will continue to expend substantial resources for the foreseeable future for the clinical development of ATX-101 and development of any other product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of ATX-101 and any future product candidates.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and existing credit facility will allow us to fund our operating plan through at least the next 12 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

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the results of our U.S. Phase III clinical trials for ATX-101;

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whether Bayer continues to pursue or terminates our collaboration arrangement for the development and commercialization of ATX-101;

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the amount and timing of any milestone payments or royalties we may receive from Bayer pursuant to our collaboration arrangement;

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the timing of, and the costs involved in, obtaining regulatory approvals for ATX-101 or any future product candidates;

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the number and characteristics of any additional product candidates we develop or acquire;

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the scope, progress, results and costs of researching and developing ATX-101 or any future product candidates, and conducting preclinical and clinical trials;

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the cost of commercialization activities if ATX-101 or any future product candidates are approved for sale, including marketing, sales and distribution costs;

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the cost of manufacturing ATX-101 or any future product candidates and any products we successfully commercialize;

•
our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

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any product liability or other lawsuits related to our products;

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our ability to draw funds from our existing credit facility;

•
the expenses needed to attract and retain skilled personnel;

•
the costs associated with being a public company;

•
the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

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the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•
delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for ATX-101 or any future product candidate;

•
delay, limit, reduce or terminate our research and development activities; or

•
delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize ATX-101 or any future product candidate.

Risks Related to Our Business

We are substantially dependent on the success of our only product candidate, ATX-101, which is currently in Phase III clinical development.

To date, we have invested nearly all of our efforts and financial resources in the research and development of ATX-101, which is currently our only product candidate. In particular, we have completed four Phase I and three Phase II clinical studies, and we initiated our U.S. Phase III clinical trial for ATX-101 in March 2012.

Our near-term prospects, including our ability to finance our company and to enter into strategic collaborations and generate revenue, will depend heavily on the successful development and commercialization of ATX-101 and any future product candidates. The clinical and commercial success of ATX-101 will depend on a number of factors, including the following:

•
timely completion of our U.S. Phase III clinical trials or other clinical trials, which may be significantly slower than we currently anticipate and will depend substantially upon the satisfactory performance of third-party contractors;

•
our ability to demonstrate to the satisfaction of the FDA ATX-101's safety and efficacy through clinical trials;

•
Bayer's ability to obtain regulatory approval of ATX-101 outside the United States and Canada;

•
any unexpected results from further analysis beyond the topline data of Bayer's completed European Phase III clinical trials of ATX-101;

•
whether we or Bayer are required by the FDA or other similar foreign regulatory agencies to conduct additional clinical trials;

•
the ability of Bayer to successfully commercialize ATX-101 outside the United States and Canada, if approved for marketing and sale by applicable regulatory agencies;

•
our success in educating physicians and patients about the benefits, administration and use of ATX-101;

•
the prevalence and severity of adverse side effects;

•
the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

•
achieving and maintaining compliance with all regulatory requirements applicable to ATX-101;

•
the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•
the effectiveness of our own or our potential strategic collaborators' marketing, sales and distribution strategy and operations in the United States and Canada;

•
the ability of our third-party manufacturers to manufacture clinical trial supplies of ATX-101 or any future product candidates and to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP;

•
our ability to successfully commercialize ATX-101 in the United States and Canada, if approved for marketing and sale in such countries, whether alone or in collaboration with others;

•
our ability to enforce our intellectual property rights in and to ATX-101;

•
our ability to avoid third-party patent interference or patent infringement claims;

•
acceptance of ATX-101 as safe and effective by patients and the medical community; and

•
a continued acceptable safety profile of ATX-101 following approval.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of ATX-101. If we are not successful in commercializing ATX-101, or are significantly delayed in doing so, our business will be materially harmed.

We or Bayer may be unable to obtain regulatory approval for ATX-101 under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of ATX-101 and adversely impact our potential to generate revenue, our business and our results of operations.

To gain approval to market a drug product, we, or Bayer in the case of ATX-101 outside of the United States and Canada, must provide the FDA and foreign regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of the product for the intended indication applied for in the NDA or other respective regulatory filing. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical or clinical studies. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway and safety or efficacy observations made in clinical studies, including previously unreported adverse events. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct.

Our only product candidate, ATX-101, is currently in Phase III clinical development, and our business currently depends entirely on its successful development, regulatory approval and commercialization. We currently have no drug products approved for sale, and neither we nor Bayer may ever obtain regulatory approval to commercialize ATX-101. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and such regulations differ from country to country. We are not permitted to market ATX-101 in the United States until we receive approval of an NDA from the FDA, and Bayer is not permitted to market ATX-101 in any foreign countries until it receives the requisite approval from the regulatory authorities of such countries.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of ATX-101 for many reasons, including:

•
our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that ATX-101 is safe and effective for the requested indication;

•
the FDA's or the applicable foreign regulatory agency's disagreement with our trial protocol or the interpretation of data from preclinical studies or clinical trials;

•
our inability to demonstrate the clinical and other benefits of ATX-101 outweigh any safety or other perceived risks;

•
the FDA's or the applicable foreign regulatory agency's requirement for additional preclinical or clinical studies;

•
the FDA's or the applicable foreign regulatory agency's non-approval of the formulation, labeling and/or the specifications of ATX-101;

•
the FDA's or the applicable foreign regulatory agency's failure to approve the manufacturing processes or facilities of third-party manufacturers with which we or Bayer contract; or

•
the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or other regulatory approval processes and are commercialized. Further, we are not conducting our U.S. Phase III clinical trials under a Special Protocol Assessment, or SPA. In the absence of an agreed SPA there can be no assurance that the FDA will agree with our Phase III clinical trial protocol.

Even if we or Bayer eventually complete clinical testing and receive approval of an NDA or foreign regulatory filing for ATX-101, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials which may be required after approval. The FDA or the applicable foreign regulatory agency also may approve ATX-101 for a more limited indication or a narrower patient population than we originally requested, and the FDA, or applicable foreign regulatory agency, may not approve the labeling that we and Bayer believe is necessary or desirable for the successful commercialization of ATX-101. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of ATX-101 and would materially adversely impact our business and prospects.

Even if ATX-101 or any future product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

Even if we obtain FDA or other regulatory approvals, ATX-101 or any future product candidates may not achieve market acceptance among physicians and patients, and may not be commercially successful.

Market acceptance of ATX-101 or any future product candidates for which we receive approval depends on a number of factors, including:

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the safety and efficacy of the product as demonstrated in clinical trials;

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the clinical indications for which the product is approved;

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acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment;

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proper training and administration of our products by physicians;

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the potential and perceived advantages of our product candidates over alternative treatments;

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the cost of treatment in relation to alternative treatments and willingness to pay for our products, if approved, on the part of physicians and patients;

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the willingness of patients to pay for ATX-101 and other aesthetic treatments in general, relative to other discretionary items, especially during economically challenging times;

•
relative convenience and ease of administration;

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the prevalence and severity of adverse side effects; and

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the effectiveness of our and Bayer's sales and marketing efforts.

Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would adversely affect our results of operations.

The positive topline results from Bayer's European Phase III clinical trials assessing the safety, efficacy and tolerability of ATX-101 for the reduction of moderate to severe submental fat may not be indicative of the results of our ongoing U.S. and Canadian pivotal Phase III clinical trial.

In the second quarter of 2012, positive topline results from Bayer's recently completed European pivotal Phase III trials assessing the safety, tolerability and efficacy of ATX-101 for the reduction of moderate to severe submental fat were announced. Additional data from the European Phase III trials may become available and may have a bearing on the safety, tolerability and efficacy of ATX-101 for the reduction of moderate to severe submental fat. These two identical trials, which included a total of 723 patients, each met the pre-specified primary endpoints by demonstrating statistically significant reduction of moderate to severe submental fat, for both the 1 and 2 mg/cm2 doses compared to placebo, as assessed by: percentage of patients with at least a 1-point improvement on the 5-point Clinician-Reported Submental Fat Rating Scale (CR-SMFRS), and percentage of patients expressing satisfaction with their appearance in association with their face and chin as measured by a rating of 4 or higher on the 7-point Subject Self Rating Scale (SSRS). Positive topline results in the European Phase III clinical trials are not necessarily indicative of the results of our ongoing U.S. and Canadian pivotal Phase III clinical trials.

In addition, while our U.S. and Canadian pivotal Phase III clinical trials will also utilize the CR-SMFRS and PR-SMFRS, they differ from the European Phase III studies in that these two scales will be used together as a composite to define a responder as a patient who simultaneously achieves a pre-defined threshold of improvement on both the CR-SMFRS and PR-SMFRS measures. While this composite analysis is designed to eliminate variances that may be seen in data from either scale alone, it substantially increases the difficulty in achieving any given threshold of improvement. Further, our U.S. and Canadian Phase III clinical trials pre-specify two different thresholds as co-primary endpoints: a 1-grade improvement in the CR-SMFRS / PR-SMFRS composite, and a 2-grade improvement in the CR-SMFRS / PR-SMFRS composite. The requirement of a 2-grade composite threshold represents a more difficult statistical standard for both product and scale performance. Therefore, unless we meet both co-primary endpoints in our U.S. and Canadian pivotal Phase III clinical trials, we may be unable to confirm the efficacy, safety and tolerability of ATX-101 for reduction of moderate to severe submental fat and we may be unable to achieve FDA approval for ATX-101 in the U.S.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Furthermore, we rely on contract research organizations, or CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. Failure can occur at any time during the clinical trial process. For example, we have in the past terminated early-stage development and clinical programs for other potential drug candidates due to a lack of sufficient efficacy or the potential for unacceptable adverse reactions to a particular drug candidate, as well as our desire to concentrate our efforts on the development of ATX-101. The results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in clinical studies for ATX-101 do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

Although we have ongoing clinical trials for ATX-101, we may experience delays in our ongoing clinical trials, and we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or aborted for a variety of reasons, including delay or failure to:

•
obtain regulatory approval to commence a trial;

•
reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•
obtain institutional review board, or IRB, approval at each site;

•
recruit suitable patients to participate in a trial;

•
have patients complete a trial or return for post-treatment follow-up;

•
clinical sites to observe trial protocol or continue to participate in a trial;

•
address any patient safety concerns that arise during the course of a trial;

•
address any conflicts with new or existing laws or regulations;

•
add a sufficient number of clinical trial sites; or

•
manufacture sufficient quantities of product candidate for use in clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The commercial success of ATX-101 outside of the United States and Canada depends significantly on the development and marketing efforts of Bayer, and if Bayer fails to perform as expected, or is unable to obtain the required regulatory approvals for ATX-101, the potential for us to generate future revenue from ATX-101 outside the United States and Canada would be significantly reduced and our business would be materially and adversely harmed.

In August 2010, we entered into a license agreement and a related collaboration agreement with Bayer. Under our collaboration arrangement, Bayer assumed responsibility for obtaining and maintaining regulatory approval for ATX-101 from regulatory agencies outside of the United States and Canada. Bayer is solely responsible for the commercialization of ATX-101 outside the United States and Canada, if regulatory approval is achieved in those territories. The potential for us to generate revenue from ATX-101 outside of the United States and Canada depends entirely on the successful development, regulatory approval, marketing and commercialization of ATX-101 by Bayer, which is outside of our control. Any of the following events or factors could have a material adverse effect on the potential for us to receive development, regulatory and commercial milestone payments and generate royalties from Bayer from the sale of ATX-101 outside of the United States and Canada:

•
Bayer's receipt of or failure to comply with additional requests and recommendations from relevant foreign regulatory agencies, including any request for additional clinical trials;

•
Bayer's inability to obtain all necessary approvals from regulatory agencies outside the United States and Canada;

•
Bayer's failure to commit adequate resources to the development, regulatory approval, marketing and distribution of ATX-101;

•
any unexpected results from further analysis beyond topline data of Bayer's completed European Phase III clinical trials of ATX-101;

•
any failure to manufacture ATX-101 in compliance with requirements of relevant regulatory agencies and in commercial quantities sufficient to meet market demand;

•
any failure of ATX-101 to achieve market acceptance by physicians and patients; and

•
any failure of ATX-101 to compete successfully against alternative products and therapies.

In order to obtain approval from applicable foreign regulatory agencies, for ATX-101, Bayer will need to demonstrate, through adequate and well-controlled clinical trials, that ATX-101 is safe and effective for each proposed indication. However, ATX-101 may not be approved by foreign regulatory agencies even though it has met its specified endpoints in the pivotal European Phase III clinical trials, conducted to date, which were overseen by Bayer. The applicable foreign regulatory agencies, may disagree with the trial design and the interpretation of data from clinical trials, may ask Bayer to conduct additional costly and time consuming clinical trials in order to obtain marketing approval or approval to enter into an advanced phase of development, or may change the requirements for approval even after it has reviewed and commented on the design for the clinical trials. The applicable foreign regulatory agencies, may also approve ATX-101 for more limited indications than Bayer may request, or may grant approval contingent on the performance of costly post-approval clinical trials. In addition, the applicable foreign regulatory agencies, may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of ATX-101.

If Bayer does not perform in the manner we expect or fulfill its responsibilities in a timely manner, or at all, the clinical development, regulatory approval and commercialization efforts related to ATX-101 in the territories Bayer has licensed from us could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of ATX-101 outside the United States and Canada. In that event, we would likely be required to substantially limit the size and scope of the development and commercialization of ATX-101 or seek additional financing to fund further development, and our potential to generate future revenue from ATX-101 outside the United States and Canada would be significantly reduced and our business would be materially and adversely harmed.

ATX-101, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration.

The aesthetic product market, and the facial aesthetics market in particular, is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. We and Bayer are seeking regulatory approval of ATX-101 for the reduction in submental fat. We anticipate that ATX-101, if approved, will face significant competition from other facial aesthetic products, including injectable botulinum toxins and dermal fillers. In addition, we expect that ATX-101, if approved, will compete with new and existing therapies for the treatment of localized fat, including, liposuction and other surgical procedures, as well as other new technologies aimed at fat reduction, including laser energy-based and ultrasound energy-based products. We believe that some of these products have been or may be marketed and used for the reduction of submental fat even though they have not been approved for that purpose. If approved, ATX-101 may also compete with unapproved and off-label fat reduction treatments. For example, we are aware that there are entities such as compounding pharmacies and device manufacturers that have manufactured quantities of deoxycholic acid-based formulations, which have been sold as fat reduction treatments without approval from the FDA or other foreign governmental regulatory body equivalents. In order to compete successfully in the aesthetics market, we will have to demonstrate that the reduction of submental fat with ATX-101 is a worthwhile aesthetic treatment and is a superior alternative to existing therapies for the reduction of submental fat.

ATX-101, if approved, will compete for patient and physician resources and mindshare with products and technologies that are not primarily related to fat reduction, such as injectable botulinum toxins, dermal fillers, and laser-, ultrasound- and radio frequency-based procedures and other aesthetic medicine technologies. The medical technology and aesthetic companies that offer these products also have a broad range of other product offerings, large direct sales forces, and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts.

In addition, a substantial portion of our target physician market is comprised of plastic surgeons who utilize surgical methods for fat reduction. Such physicians may find it more advantageous to utilize surgical techniques to remove localized fat deposits rather than an injectable biopharmaceutical therapy such as ATX-101. Additionally, multiple non-invasive technologies for the reduction of fat or "body-countouring" have received marketing clearance from the FDA. In September 2010, Zeltiq Aesthetics, Inc. received clearance for their body-contouring system, CoolSculpting, which utilizes controlled cooling to reduce the temperature of fat cells in the treated area for the selective reduction of fat around the flanks. Zerona, a laser energy-based product marketed by Erchonia Corporation, and Liposonix, an ultrasound energy-based product marketed by Solta Medical, Inc., have also received FDA marketing clearance. While we do not believe these products are directly competitive with ATX-101, they may be considered as alternative treatments or therapies.

Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face more competition in these markets than in the United States.

Many of these potential competitors are large, experienced companies that have substantially greater resources and brand recognition than we do. Competing in the aesthetic market could result in price-cutting, reduced profit margins, and limited market share, any of which would harm our business, financial condition, and results of operations.

The commercial success of ATX-101, if approved, will depend significantly on broad physician adoption and use of ATX-101.

The commercial success of ATX-101, if approved, will depend significantly on the broad adoption and use of ATX-101 by physicians for the treatment of submental fat. Physician adoption of ATX-101 for the treatment of submental fat, if approved, will depend on a number of factors, including:

•
the effectiveness of ATX-101 for the removal of submental fat as compared to existing therapies;

•
physician willingness to adopt a new therapy to remove submental fat;

•
overcoming any biases plastic surgeons may have toward surgical procedures for submental fat reduction;

•
patient satisfaction with the results and administration of ATX-101;

•
patient demand for submental fat reduction;

•
the revenue and profitability that ATX-101 will offer a physician as compared to alternative therapies; and

•
the difficulty of administering ATX-101.

If ATX-101 is approved for use and physicians do not broadly adopt it for the removal of submental fat, our financial performance will be adversely affected.

We rely completely on third-party suppliers to manufacture our clinical drug supplies for ATX-101, and we intend to rely on third parties to produce commercial supplies of ATX-101 and preclinical, clinical and commercial supplies of any future product candidate.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our clinical drug supply of ATX-101, or any future product candidates, for use in the conduct of our preclinical studies and clinical trials and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers to manufacture the active pharmaceutical ingredient and final drug for ATX-101, or any future product candidates, must be approved by the FDA and other comparable foreign regulatory agencies pursuant to inspections that will be conducted after we submit our NDA or relevant foreign regulatory submission to the applicable regulatory agency.

We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or foreign regulatory agencies, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers' facility generally. If the FDA or a comparable foreign regulatory agency does not approve these facilities for the manufacture of our product candidates or if it withdraws its approval in the future, we may need to find alternative manufacturing facilities, which would negatively impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We and our third-party suppliers continue to refine and improve the manufacturing process, certain aspects of which are complex and unique, and we may encounter difficulties with new or existing processes, particularly if we seek to increase our capacity significantly to commercialize ATX-101. For example, as we initiated the process to transition to a commercial scale fill/finish supplier we encountered an issue with respect to the compatibility of ATX-101 with certain types of glass vials, which required selection of a compatible vial and manufacturing process for ATX-101. Our reliance on contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We expect to continue to depend on third-party contract manufacturers for the foreseeable future. We have entered into an exclusive agreement with Pfizer, Inc., or Pfizer, for the supply of key raw materials for ATX-101. We currently obtain our supply of synthetic deoxycholate from Albany Molecular Research, Inc., or AMRI, through individual purchase orders and do not have a long-term supply agreement with AMRI. Further, we have not yet entered into a long-term agreement with any alternate supplier of raw material for synthetic deoxycholate, which we may consider prior to commercial launch. We currently have a long-term agreement with Hospira, Inc., our fill/finish supplier; however, we do not have an alternative fill/finish supplier at this time. We may be unable to enter into long-term arrangements with alternative suppliers or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

Many of our key suppliers are single-source suppliers. The loss of these suppliers, or their failure to supply us with the raw material for ATX-101 or the finished drug product, would materially and adversely affect our business.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce ATX-101 for our clinical trials. There are a limited number of suppliers for the raw materials that we use to manufacture our drugs and we may need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of ATX-101 or any future product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of ATX-101 or any future product candidates. If our manufacturers or we are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the commercial launch of ATX-101 or any future product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of ATX-101 or any future product candidates.

In addition, we currently have ATX-101 manufactured in limited quantities sufficient only to meet the needs of our clinical trials, and we rely on third parties such as Pfizer, the supplier of the raw starting material for synthetic deoxycholate, and AMRI, the supplier of synthetic deoxycholate, which is the active ingredient in ATX-101, at key stages in our supply chain. To manufacture ATX-101 in the quantities that we believe would be required to meet anticipated market demand, our third-party manufacturers may need to increase manufacturing capacity, which could involve significant challenges and may require additional regulatory approvals. In addition, the development of commercial-scale manufacturing capabilities may require us and our third-party manufacturers to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.

Furthermore, if there is a disruption to our or our third-party manufacturers' or suppliers' relevant operations, which in the case of Pfizer are located solely in Kalamazoo, Michigan, we will have no other means of producing ATX-101 until they restore the affected facilities or we or they procure alternative manufacturing facilities. Additionally, any damage to or destruction of our or our third-party manufacturers' or suppliers' facilities or equipment may significantly impair our ability to manufacture ATX-101 on a timely basis.

We rely on third parties to conduct all our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize ATX-101 or any future product candidates.

We do not have the ability to independently conduct preclinical studies or clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to conduct clinical trials on our drug candidates. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs. For example, following the completion of a Phase I pharmacokinetic study of ATX-101, we discovered that the CRO utilized an incorrect isomer in a testing assay, which resulted in erroneous initial trial results. As a result, we were required to complete a new Phase I pharmacokinetic study of ATX-101. Although we rely on these third parties to conduct our preclinical studies and clinical trials, we remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as cGCPs for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.

In addition, the execution of preclinical studies and clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. These third parties may terminate their agreements with us upon as little as 30 days prior written notice of a material breach by us that is not cured within 30 days. Many of these agreements may also be terminated by such third parties under certain other circumstances, including our insolvency or our failure to comply with applicable laws. In general, these agreements require such third parties to reasonably cooperate with us at our expense for an orderly winding down of services of such third parties under the agreements. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or cGCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

Our ability to market ATX-101 in the United States and Canada, if approved, will be limited to use for reduction of submental fat, and if we want to expand the indications for which we may market ATX-101, we will need to obtain additional regulatory approvals, which may not be granted.

We are currently seeking regulatory approval for ATX-101 in the United States and Canada for the reduction of submental fat. If ATX-101 is approved, the applicable regulatory agency will restrict our ability to market or advertise ATX-101 for other specific body areas, which could limit physician and patient adoption. We may attempt to develop, promote and commercialize new treatment indications and protocols for ATX-101 in the future, but we cannot predict when or if we will receive the clearances required to do so. In addition, we would be required to conduct additional clinical trials or studies to support our applications, which would be time-consuming and expensive, and may produce results that do not result in regulatory approvals. If we do not obtain additional regulatory approvals, our ability to expand our business in the United States and Canada will be limited.

Even if ATX-101 is approved for commercialization, if there is not sufficient patient demand for ATX-101 procedures, our financial results and future prospects will be harmed.

Submental fat reduction with ATX-101 is an elective procedure, the cost of which must be borne by the patient, and we do not expect it to be reimbursable through government or private health insurance. The decision by a patient to elect to undergo treatment with ATX-101 may be influenced by a number of factors, such as:

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the success of any sales and marketing programs that we, or any third parties we engage, undertake, and as to which we have limited experience;

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the extent to which physicians recommend ATX-101 to their patients;

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the extent to which ATX-101 satisfies patient expectations;

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our ability to properly train physicians in the use of ATX-101 such that their patients do not experience excessive discomfort during treatment or adverse side effects;

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the cost, safety, and effectiveness of ATX-101 versus other aesthetic treatments;

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consumer sentiment about the benefits and risks of aesthetic procedures generally and ATX-101 in particular;

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the success of any direct-to-consumer marketing efforts we may initiate; and

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general consumer confidence, which may be impacted by economic and political conditions.

Our financial performance will be materially harmed if we cannot generate significant patient demand for ATX-101.

If competing products to ATX-101 are approved and commercialized, our results of operations would suffer due to a change in the royalty structure under our license agreement with Bayer.

Our license agreement with Bayer provides that if certain competing products are approved for the reduction of localized fat reduction and sold outside the United States and Canada by a third-party, our royalty rate for sales of ATX-101 by Bayer will be significantly reduced. If ATX-101 is approved and such competitive products are later approved and commercialized, our royalty revenue from Bayer's net product sales of ATX-101 may be reduced and, as a result, our business, including our near-term financial results would suffer.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell ATX-101 effectively in the United States and Canada or any future product candidates, if approved, or generate product revenue.

We currently do not have a sales organization. In order to commercialize ATX-101 in the United States and Canada, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If ATX-101 receives regulatory approval, we expect to establish a sales organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize ATX-101. If we are not successful in commercializing ATX-101 or any future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we would incur significant additional losses.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of June 30, 2012, we had 39 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize ATX-101 or any future product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

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manage our clinical trials effectively;

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identify, recruit, retain, incentivize and integrate additional employees;

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manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

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continue to improve our operational, financial and management controls, reporting systems and procedures.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of ATX-101 or any future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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decreased demand for ATX-101 or any future product candidates;

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injury to our reputation;

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withdrawal of clinical trial participants;

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costs to defend the related litigation;

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a diversion of management's time and our resources;

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substantial monetary awards to trial participants or patients;

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regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue; and

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the inability to commercialize ATX-101 or any future product candidates.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of ATX-101 or any future products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $10.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing ATX-101, we intend to expand our insurance coverage to include the sale of ATX-101; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop ATX-101 or any future product candidates, conduct our clinical trials and commercialize ATX-101 or any future product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly our President and Chief Executive Officer, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of ATX-101 or any future product candidates. Although we have entered into employment agreements with our senior management team, these agreements do not provide for a fixed term of service.

Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

If we are not successful in discovering, developing, acquiring and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our effort will focus on the continued clinical testing and potential approval of ATX-101, a key element of our strategy is to discover, develop and commercialize a portfolio of products to serve the aesthetic market. We are seeking to do so through our internal research programs and may explore strategic collaborations for the development or acquisition of new products. All of our other potential product candidates remain in the discovery stage. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

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the research methodology used may not be successful in identifying potential product candidates;

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competitors may develop alternatives that render our product candidates obsolete or less attractive;

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product candidates we develop may nevertheless be covered by third parties' patents or other exclusive rights;

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a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

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a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

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a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing ATX-101.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, and regulations regarding corporate governance practices. The listing requirements of The NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

After this offering, we will be subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Securities Exchange Act of 1934, as amended. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend on CROs to provide timely and accurate notice of their costs to us and, if ATX-101 is approved by relevant regulatory authorities and sold by Bayer, we would depend on Bayer to provide timely and accurate reports on royalties payable to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The NASDAQ Global Market or other adverse consequences that would materially harm to our business.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, the market for aesthetic medical procedures may be particularly vulnerable to unfavorable economic conditions. In particular, we do not expect ATX-101 to be reimbursed by any government or third-party payor and, as a result, demand for this product will be tied to discretionary spending levels of our targeted patient population. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including, weakened demand for ATX-101, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. This is particularly true in Europe, which is undergoing a continued severe economic crisis. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters and other facilities are located in the Northern Los Angeles Area, which in the past has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are geographically concentrated and operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers' and suppliers' activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product and product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

Risks Related to Intellectual Property

We may become subject to third parties' claims alleging infringement of patents and proprietary rights or seeking to invalidate our patents or proprietary rights, which would be costly, time consuming and, if successfully asserted against us, delay or prevent the development and commercialization of ATX-101 or any future product candidates.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We cannot assure you that ATX-101 or any future product candidates will not infringe existing or future patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we may infringe by commercializing ATX-101 or any future product candidates. Moreover, we may face claims from non-practicing entities, which have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages, including treble damages and attorney's fees if we are found to be willfully infringing a third party's patents. We have agreed to indemnify Bayer against such claims brought against it, and may undertake similar obligations on behalf of other collaborators in the future. If a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it, or to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Even if we are successful in defending such claims, infringement and other intellectual property litigation can be expensive and time-consuming to litigate and would divert management's attention from our core business. Any of these events could harm our business significantly.

In addition to infringement claims against us, if third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or the U.S. PTO, to determine the priority of invention. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology.

If our efforts to protect the proprietary nature of the intellectual property related to ATX-101 or any future product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to ATX-101 and our development programs. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within nine months from the publication of the grant. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, although ATX-101 contains synthetic deoxycholate, the most common form of sodium deoxycholate is a naturally occurring substance (as are certain other aesthetic pharmaceuticals, including botulinum toxin), and is therefore not eligible for composition-of-matter patent protection in certain jurisdictions, including the United States. To the extent that naturally-occurring sodium deoxycholate products do not infringe claims in our method-of-use, formulation or other patents and patent applications, competitors may be able to offer and sell such products and compete with ATX-101. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to ATX-101 or any future product candidates is challenged, then it could threaten our ability to commercialize ATX-101 or any future product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market ATX-101 or any future product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, an interference proceeding can be provoked by a third-party, or instituted by the U.S. PTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have.

We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain and/or enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and endeavor to execute confidentiality agreements with all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Our issued patents could be found invalid or unenforceable if challenged in court.

If we, Bayer or one of our future collaborators were to initiate legal proceedings against a third party to enforce a patent covering ATX-101, or one of our future products, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before the U.S. PTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on ATX-101. Such a loss of patent protection would have a material adverse impact on our business.

If we fail to comply with our obligations under our intellectual property license with the Los Angeles Biomedical Research Institute, we could lose license rights that are important to our business.

We are a party to a license agreement with Los Angeles Biomedical Research Institute, or LA Biomed, pursuant to which we license key intellectual property relating to the active ingredient in ATX-101. This existing license imposes various diligence, royalty, insurance and other obligations on us. If we fail to comply with these obligations, LA Biomed may have the right to terminate the license, in which event we would not be able to develop or market ATX-101. If we lose such license rights, our business, results of operations, financial condition and prospects would be materially adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We have not yet registered trademarks for a commercial trade name for ATX-101 in the United States or Canada and failure to secure such registrations could adversely affect our business.

We have not yet registered trademarks for a commercial trade name for ATX-101 in the United States or Canada, the countries in which we have rights to commercialize it, if approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. PTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Government Regulation

The regulatory approval process is highly uncertain and we or Bayer may not obtain regulatory approval for the commercialization of ATX-101 or any future product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. Furthermore, we rely upon Bayer to obtain regulatory approval for ATX-101 outside the United States and Canada, and we cannot guarantee that they will be successful in doing so. Neither we nor any collaboration partner is permitted to market ATX-101 or any future product candidate in the United States until we receive approval of an NDA from the FDA. Neither we nor Bayer has submitted an application or obtained marketing approval for ATX-101 anywhere in the world. Obtaining regulatory approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable United States and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions or other actions, including:

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warning letters;

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civil and criminal penalties;

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injunctions;

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withdrawal of approved products;

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product seizure or detention;

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product recalls;

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total or partial suspension of production; and

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refusal to approve pending NDAs or supplements to approved NDAs.

Prior to obtaining approval to commercialize a drug candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well controlled clinical trials, and to the satisfaction of the FDA or other foreign regulatory agencies, that such drug candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaborator believe the preclinical or clinical data for our drug candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering drug candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a drug candidate for any or all targeted indications.

Regulatory approval of an NDA or NDA supplement is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including, but not limited to, the following:

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a drug candidate may not be deemed safe or effective;

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FDA officials may not find the data from preclinical studies and clinical trials sufficient;

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the FDA might not approve our third party manufacturers' processes or facilities; or

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the FDA may change its approval policies or adopt new regulations.

If ATX-101 or any future product candidate fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

Even if we receive regulatory approval for ATX-101 or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, any product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we or our collaborators receive for ATX-101 or any future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the applicable regulatory agency approves ATX-101 or any future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and good clinical practices, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with ATX-101 or any future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

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fines, warning letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic collaborators, or suspension or revocation of product license approvals;

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product seizure or detention, or refusal to permit the import or export of products; and

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injunctions or the imposition of civil or criminal penalties.

Regulatory agency policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Failure of Bayer to obtain regulatory approvals in foreign jurisdictions for ATX-101 would prevent us from marketing our products internationally.

Bayer is responsible for the distribution and marketing of ATX-101 outside the United States and Canada. In order to market any product in the EEA (which is composed of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, separate regulatory approvals are required. In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. Bayer may not be able to file for regulatory approvals or to do so on a timely basis, and even if it does file it may not receive necessary approvals to commercialize our products in any market.

If approved, ATX-101 or any future products may cause or contribute to adverse medical events that we and Bayer are required to report to regulatory agencies and if we fail to do so, we could be subject to sanctions that would materially harm our business.

Some participants in our clinical studies have reported adverse effects after being treated with ATX-101. If we are successful in commercializing ATX-101 or any other products, FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

While we do not expect that ATX-101, if approved, will subject us to the various U.S. federal and state laws intended to prevent health care fraud and abuse, we may in the future become subject to such laws. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The federal False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of ATX-101 or any future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of ATX-101 or any future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

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changes to manufacturing methods;

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recall, replacement, or discontinuance of one or more of our products; and

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additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

Risks Related to Our Common Stock and This Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this "Risk Factors" section of this prospectus and others such as:

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announcements from Bayer related to our ongoing collaboration for ATX-101, including announcements regarding its intentions to commercialize ATX-101 outside the United States and Canada or its decision to terminate our collaboration arrangement and cease development and commercialization of ATX-101;

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results from, and any delays in, our U.S. Phase III clinical trials for ATX-101, or any other future clinical development programs;

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announcements of regulatory approval or disapproval of ATX-101 or any future product candidates;

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failure or discontinuation of any of our research and development programs;

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announcements relating to future licensing, collaboration or development agreements;

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delays in the commercialization of ATX-101 or any future product candidates;

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acquisitions and sales of new products, technologies or businesses;

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manufacturing and supply issues related to our product candidates for clinical trials or future product candidates for commercialization;

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quarterly variations in our results of operations or those of our future competitors;

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changes in earnings estimates or recommendations by securities analysts;

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announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments;

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developments with respect to intellectual property rights;

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our commencement of, or involvement in, litigation;

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changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;

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any major changes in our board of directors or management;

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new legislation in the United States relating to the sale or pricing of pharmaceuticals;

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FDA or other U.S. or foreign regulatory actions affecting us or our industry;

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product liability claims or other litigation or public concern about the safety of our drug candidates or future drugs;

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market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors; and

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general economic conditions in the United States and abroad.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $10.24 per share, based on the assumed public offering price of $15.00 per share and our pro forma net tangible book value as of June 30, 2012. In addition, following this offering, and assuming the sale by us of 4,000,000 shares of our common stock in this offering at the assumed initial public offering price of $15.00 per share, purchasers in this offering will have contributed approximately 35.4% of the total gross consideration paid by stockholders to us to purchase shares of our common stock, through June 30, 2012, but will own only approximately 23.6% of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their over-allotment option, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled "Dilution."

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering as of September 1, 2012, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 81.2% of our voting stock and, upon the closing of this offering, that same group will hold approximately 61.1% of our outstanding voting stock (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of June 30, 2012, upon the closing of this offering, we will have outstanding a total of 16,965,648 shares of common stock, assuming no exercise of the underwriters' overallotment option. Of these shares, approximately 4,000,000 shares of our common stock, plus any shares sold upon exercise of the underwriters' overallotment option, will be freely tradable, without restriction, in the public market immediately following this offering. J.P. Morgan Securities LLC and Goldman, Sachs & Co., however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, as of June 30, 2012, up to an additional 12,965,648 shares of common stock will be eligible for sale in the public market, 8,931,326 of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act.

In addition, as of June 30, 2012, 2,738,721 shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately 11.9 million shares of our common stock, or approximately 69.9% of our total outstanding common stock as of June 30, 2012, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds of this offering to fund our U.S. Phase III clinical trials of ATX-101, and the balance for working capital and general corporate purposes, including research and development. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•
a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•
no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•
the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•
the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•
the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•
a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•
advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled "Description of Capital Stock."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•
We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

•
We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•
We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•
We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•
The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•
We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our employment agreements with our executive officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change in control of us, which could harm our financial condition or results.

Our named executive officers are parties to employment agreements that contain change in control and severance provisions providing for aggregate cash payments of up to approximately $1.3 million for severance and other benefits and acceleration of vesting of stock options with a value of approximately $2.6 million (as of June 30, 2012, based on the assumed public offering price of $15.00 per share) in the event of a termination of employment in connection with a change in control of us. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of our credit facility restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•
our expectations regarding timing of results in our U.S. Phase III clinical trials of ATX-101;

•
our expectation regarding the timing of Bayer's regulatory submissions for approval of ATX-101 in countries in Europe;

•
the actual receipt and timing of any milestone payments or royalties from our collaborator, Bayer;

•
the potential for commercialization of ATX-101 by us or our collaborator, Bayer;

•
our expectations regarding the potential market size and opportunity for ATX-101, if approved for commercial use;

•
estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

•
the timing or likelihood of regulatory filings and approvals;

•
our ability to advance product candidates into, and successfully complete, clinical trials;

•
the implementation of our business model, strategic plans for our business, product candidates and technology;

•
the initiation, timing, progress and results of future preclinical studies and clinical trials, and our research and development programs;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•
our ability to maintain and establish collaborations or obtain additional funding;

•
our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•
our use of proceeds from this offering;

•
our financial performance; and

•
developments and projections relating to our competitors and our industry.

These forward-looking statements are based on management's current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

 Market, Industry and Other Data

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for ATX-101, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding certain therapies and other prescription, prescriber and patient data, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

 Use of Proceeds

We estimate that the net proceeds from the sale of 4,000,000 shares of common stock in this offering will be approximately $53.1 million at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that net proceeds will be approximately $61.5 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $14.0 million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently expect to use substantially all of the net proceeds from this offering to fund our U.S. Phase III clinical trials of ATX-101, and the balance for working capital and general corporate purposes, including research and development.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including: the results of our U.S. Phase III clinical trials for ATX-101; the amount and timing of any milestone payments or royalties we may receive from our collaborator, Bayer; the scope of research and development efforts; the timing and success of preclinical studies or clinical trials we may commence in the future; and the timing of regulatory submissions.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, unless waived, the terms of our credit facility with Lighthouse Capital Partners VI, L.P. prohibit us from paying any cash dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors.

 Capitalization

The following table sets forth our capitalization as of June 30, 2012:

•
on an actual basis;

•
on a pro forma basis to give effect to:

•
a 1-for-2.6443 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•
the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,533,272 shares of common stock immediately prior to the consummation of this offering;

•
the conversion of all of our warrants exercisable for convertible preferred stock into warrants exercisable for 322,107 shares of common stock immediately prior to the consummation of this offering and the related the reclassification of redeemable convertible preferred stock warrant liability to additional paid-in capital; and

•
the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•
on a pro forma as adjusted basis to give further effect to the issuance and sale by us of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings "Selected

Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Redeemable convertible preferred stock warrant liability	$2,621	—	—
Series A redeemable convertible preferred stock, $0.00001 par value per share, 4,775,000 shares authorized, 1,805,761 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	902	—	—
Series B redeemable convertible preferred stock, $0.00001 par value per share, 11,171,273 shares authorized, 3,981,304 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	30,193	—	—
Series C redeemable convertible preferred stock, $0.00001 par value per share, 8,300,000 shares authorized, 3,023,300 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	40,205	—	—
Series D redeemable convertible preferred stock, $0.00001 par value per share, 9,970,331 shares authorized, 2,691,663 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	36,287	—	—

Stockholders' equity (deficit):
Preferred stock, $0.00001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.00001 par value per share; 45,000,000 shares authorized, 1,432,376 shares outstanding, actual; 300,000,000 shares authorized, 12,965,648 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 16,965,648 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid in capital	3,340	113,548	166,648
Accumulated deficit	(85,881)	(85,881)	(85,881)

Total stockholders' (deficit) equity	(82,541)	27,667	80,767

Total capitalization	$27,667	$27,667	$80,767

(1)
If we elect to issue shares of our common stock to satisfy 50% of the remaining $2.8 million we owe to LA Biomed, based on the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, we would issue an additional 94,266 shares, increasing total stockholders' equity by approximately $1.4 million and total capitalization by approximately $1.4 million. See "Business—Strategic Relationships—Los Angeles Biomedical Research Institute."

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders' equity and total capitalization by approximately $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders' equity and total capitalization by approximately $14.0 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following:

•
1,870,748 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $5.11 per share;

•
322,107 shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $9.01 per share;

•
167,695 shares of common stock reserved for issuance pursuant to future awards under our 2004 Stock Plan; and

•
378,171 shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Award Plan.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of June 30, 2012, we had a historical net tangible book value of $(82.5) million, or $(57.63) per share of common stock. Our net tangible book value represents total tangible assets less total liabilities and convertible preferred stock, all divided by the number of shares of common stock outstanding on June 30, 2012. Our pro forma net tangible book value at June 30, 2012, before giving effect to this offering, was $27.7 million, or $2.13 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

  •
  a 1-for-2.6443 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,533,272 shares of common stock immediately prior to the consummation of this offering;

  •
  the conversion of all of our warrants exercisable for convertible preferred stock into warrants exercisable for 322,107 shares of common stock immediately prior to the consummation of this offering and the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2012 would have been approximately $80.8 million, or $4.76 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.63 per share to existing stockholders and an immediate dilution of $10.24 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of June 30, 2012	$(57.63)
Pro forma increase in net tangible book value per share	59.76
Pro forma net tangible book value per share as of June 30, 2012	$2.13
Increase in pro forma net tangible book value per share attributable to new investors	2.63

Pro forma as adjusted net tangible book value per share after this offering		4.76

Dilution per share to new investors participating in this offering		$10.24

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2012 after this offering by approximately $3.7 million, or approximately $0.22 per share, and would decrease (increase) dilution to investors in this offering by approximately $0.78 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2012 after this offering by approximately $14.0 million, or approximately $0.51 per share, and would decrease (increase) dilution to investors in this offering by approximately $0.51 per share, assuming the assumed initial public offering price per share remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their over-allotment option, pro forma as adjusted net tangible book value after this offering would increase to approximately $0.31 per share, and there would be an immediate dilution of approximately $9.93 per share to new investors.

To the extent that outstanding options or warrants with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. If all of our outstanding options and warrants described above were exercised, our pro forma net tangible book value as of June 30, 2012, before giving effect to the issuance and sale of shares in this offering, would have been approximately $40.1 million, or approximately $2.65 per share, and our pro forma as adjusted net tangible book value as of June 30, 2012 after this offering would have been approximately $93.2 million, or approximately $4.87 per share, causing dilution to new investors of approximately $10.13 per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of June 30, 2012, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $15.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,965,648	76.4%	$109,266,000	64.6%	$8.43
Investors participating in this offering	4,000,000	23.6	60,000,000	35.4

Total	16,965,648	100.0%	$169,266,000	100.0%

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2012 and excludes the following:

•
1,870,748 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $5.11 per share;

•
322,107 shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $9.01 per share;

•
167,695 shares of common stock reserved for issuance pursuant to future awards under our 2004 Stock Plan; and

•
378,171 shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Award Plan.

 Selected Financial Data

You should read the following selected financial data together with our audited financial statements, the related notes appearing at the end of this prospectus and the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

We derived the selected statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 from our audited financial statements appearing elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 2011 and 2012 and balance sheet data as of June 30, 2012 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for the full year ending December 31, 2012.

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
License income	$—	$—	$—	$4,488	$12,985	$6,732	$19,687
Sublicense expense	—	—	—	411	1,188	616	1,936

Gross margin	—	—	—	4,077	11,797	6,116	17,751
Operating expenses:
Research and development	9,012	15,672	9,823	14,842	15,766	6,353	14,884
General and administrative	3,232	4,522	4,930	6,785	6,879	3,202	4,661

Total operating expenses:	12,244	20,194	14,753	21,627	22,645	9,555	19,545

Loss from operations	(12,244)	(20,194)	(14,753)	(17,550)	(10,848)	(3,439)	(1,794)
Warrant and other interest income (expense), net	810	457	(7)	589	(304)	233	(580)
Other income	—	—	—	930	—	—	—

Net loss	$(11,434)	$(19,737)	$(14,760)	$(16,031)	$(11,152)	$(3,206)	$(2,374)

Per share information:
Net loss per share of common stock, basic and diluted	$(8.53)	$(14.62)	$(10.85)	$(11.64)	$(7.98)	$(2.29)	$(1.69)

Weighted-average number of shares used in computing net loss per share of common stock, basic and diluted(1)	1,341,000	1,350,000	1,360,000	1,377,000	1,398,000	1,397,000	1,403,000

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands, except share and per share data)
Pro forma net loss per share of common stock, basic and diluted(1)					$(1.00)		$(0.18)

Weighted-average number of shares used in computing pro forma net loss per share of common stock, basic and diluted(1)					11,147,000		12,936,000

(1)
The pro forma net loss per share of common stock, basic and diluted, for the year ended December 31, 2011 and the six months ended June 30, 2012 (unaudited) reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the consummation of this offering. The pro forma net loss per share of common stock, basic and diluted, does not give effect to the issuance of shares from the proposed initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive. See Note 2 to our audited financial statements included elsewhere in this prospectus.

	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$10,613	$24,536	$19,754	$21,676	$34,577	$27,466
Working capital	9,640	20,920	16,912	3,890	29,524	29,867
Total assets	12,468	25,327	20,092	45,509	45,079	52,405
Redeemable convertible preferred stock warrant liability	1,493	1,528	1,601	1,031	2,145	2,621
Redeemable convertible preferred stock	31,095	60,933	70,930	71,300	107,587	107,587
Accumulated deficit	(21,827)	(41,564)	(56,324)	(72,355)	(83,507)	(85,881)
Total stockholders' deficit	(21,638)	(41,182)	(55,445)	(70,747)	(81,024)	(82,541)

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel prescription products for the aesthetic medicine market. Our objective is to develop first-in-class, prescription products using an approach that relies on the scientific rigor of biotechnology to address unmet needs in the rapidly-growing market for aesthetic medicine. Our initial focus is on the facial aesthetics market, which comprises the majority of the aesthetic medicine market. Our product candidate, ATX-101, is a potential first-in-class, injectable drug currently in Phase III clinical development for the reduction of submental fat, which commonly presents as an undesirable "double chin." Based on clinical trials conducted to date, ATX-101 has exhibited significant, meaningful and durable results in the reduction of submental fat. These results correspond with patient satisfaction measures demonstrating meaningful improvement in perceived chin appearance. If approved by applicable regulatory authorities, we believe ATX-101 will be an attractive solution for the reduction of submental fat, representing a new product category within the rapidly growing facial aesthetics market. ATX-101 is our only product candidate in clinical development and we are substantially dependent on its regulatory approval and successful commercialization.

Since commencing operations in August 2005, we have devoted substantially all our efforts to identify and develop products for the aesthetics market, recruiting personnel and raising capital. We have devoted predominantly all of our resources to the preclinical and clinical development of ATX-101. In August 2010, we entered into a license agreement and related collaboration agreement with Bayer to develop and commercialize ATX-101 for all indications. We have retained all rights to develop and commercialize ATX-101 in the United States and Canada and Bayer exclusively licensed the rights to ATX-101 in the rest of the world. We have not filed for approval with the FDA and Bayer has not filed for approval with any foreign regulatory agencies for the commercialization of ATX-101 and we have not generated any revenue from product sales. Through June 30, 2012, we have funded substantially all of our operations through the sale and issuance of our preferred stock and convertible debt and amounts received from U.S. Government grants and pursuant to our collaboration arrangement with Bayer.

We have never been profitable and, as of June 30, 2012, we had an accumulated deficit of $85.9 million. We incurred net losses of approximately $14.8 million, $16.0 million and $11.2 million in the years ended December 31, 2009, 2010 and 2011, respectively, and $3.2 million and $2.4 million for the six months ended June 30, 2011 and 2012, respectively. We expect to continue to incur net operating losses for at least the next several years as we advance ATX-101 through clinical development, seek regulatory approval, prepare for and, if approved, proceed to commercialization. We have no manufacturing facilities and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and we do not yet have a sales organization. We will need substantial additional funding to support our operating activities, especially as we approach anticipated regulatory approval in the United States and Canada and begin to establish our sales capabilities. Adequate funding may not be available to us on acceptable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations, and financial condition.

Financial Overview

Revenue

To date, all of our revenue has been derived from license fees we have received pursuant to our collaboration arrangement with Bayer. We have not generated any revenue from product sales.

In the future, if ATX-101 is approved for commercial sale in the United States and Canada, we may generate revenue from product sales. Pursuant to our license agreement with Bayer, we may generate additional revenue from a combination of payments of up to approximately $297.0 million contingent upon Bayer's achievement of specified regulatory and commercialization milestones and tiered escalating royalties in the mid- to high-teens on Bayer's sales of ATX-101. In May 2012, we received a $15.8 million payment from Bayer triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101 after receipt of positive results from the European Phase III clinical trials for ATX-101. In addition, we also received $17.4 million from Bayer to fund certain further global development activities of ATX-101 under the terms of the collaboration arrangement. We expect that any revenue we generate from our license agreement will fluctuate from quarter to quarter as a result of the uncertain timing and amount of license fees, milestone payments, royalties and other payments.

Even if ATX-101 is approved for commercial sale, we do not expect to generate revenue from product sales until at least 2015, if at all. If we fail to complete the development of ATX-101, or other product candidates, in a timely manner or to obtain regulatory approval, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development Expenses

Major components of our research and development costs are personnel costs, including cash compensation and stock-based compensation expense, pre-clinical studies, clinical trials and related clinical manufacturing, materials and supplies, and fees paid to consultants and other entities that conduct certain research and development activities on our behalf. We expense all research and development costs in the periods in which they are incurred. To date, our research and development expenses have related predominately to the development of ATX-101. In the six months ended June 30, 2011 and 2012 and the years ended December 31, 2009, 2010 and 2011, we spent $6.4 million, $14.9 million, $9.8 million, $14.8 million and $15.8 million, respectively, on research and development expenses. Since inception through June 30, 2012, we have spent approximately $51.6 million on research and development expenses related to the development of ATX-101, excluding cash and stock-based compensation expenses. We do not allocate cash and stock-based compensation expense to individual product candidates, as we are organized and record expense by functional department and our employees may allocate time to more than one development project. We do not utilize a formal time allocation system to capture expenses on a project-by-project basis.

Conducting significant research and development is central to our business and strategy. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and greater duration of late stage clinical trials as compared to earlier clinical and preclinical development. We expect our research and development expenses will increase for the foreseeable future as we seek to complete our Phase III clinical development of ATX-101 in the United States and Canada, and to advance our early-stage research projects.

General and Administrative Expenses

Our general and administrative costs primarily consist of personnel costs, including cash compensation and stock-based compensation expense, associated with our executive, accounting and finance, legal, marketing and human resources departments. Other general and administrative expenses include costs in connection with patent filing, prosecution and defense, facility costs and professional fees for legal, consulting, marketing, audit and tax services. For the six months ended June 30, 2011 and 2012 and for the years ended December 31, 2009, 2010 and 2011 our general and administrative expenses totaled approximately $3.2 million, $4.7 million, $4.9 million, $6.8 million and $6.9 million, respectively. We expect our general and administrative costs will increase as we increase our headcount and expand our facility and information technology to support our operations as a public company and as we look to prepare for a potential commercial launch of ATX-101, if approved for sale. Additionally, we anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission requirements, director and officer insurance premiums and investor relations costs associated with being a public company.

Other Income

Other income represents amounts received under the Qualified Therapeutic Discovery Credit Programs included in healthcare reform legislation enacted in March 2010. This program established a one-time pool of $1 billion for grants to small biotech companies developing novel therapeutics, which met certain requirements. Under this program, we received a one-time grant in 2010, which totaled $0.9 million, related to four research and development projects.

Collaboration Arrangement with Bayer

In August 2010, we entered into a license agreement with Bayer Consumer Care AG and a related collaboration agreement with Bayer's affiliate, Intendis GmbH. We refer to these agreements jointly as our collaboration arrangement with Bayer, and we refer to Bayer Consumer Care AG and Intendis GmbH jointly as Bayer. Pursuant to our collaboration arrangement, we licensed to Bayer all of the development and commercial rights to ATX-101 outside the United States and Canada. In connection with establishing the collaboration arrangement, we received upfront payments of $43.6 million in 2010 comprised of license fees and amounts to fund certain further global development activities of ATX-101. We remain eligible to receive up to an aggregate of approximately $297.0 million in additional payments contingent upon Bayer's achievement of specified regulatory and commercialization milestones, as well as escalating royalties from the mid- to high-teens on Bayer's net product sales of ATX-101. In May 2012, we received a $15.8 million payment from Bayer triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101 after receipt of positive results from the European Phase III clinical trials for ATX-101. In addition, we also received $17.4 million from Bayer to fund certain further Bayer global development activities of ATX-101 under the terms of the collaboration arrangement.

License Fees

License fees we received in 2010 of approximately $21.3 million have been deferred and were recognized on a straight-line basis over the expected period of substantial involvement in the collaboration activities that were required to be conducted relative to the upfront license fee and development funds received from Bayer and completion of which was a condition to Bayer's decision to pursue continued development and regulatory approval for ATX-101. These activities were completed as of May 31, 2012. For a discussion of the accounting treatment of license fees pursuant to our license agreement with Bayer, please see "Critical Accounting Policies and Significant Judgments and Estimates—Revenue Recognition" below.

Collaboration Development Funds

Additionally, we have received approximately $39.6 million to fund certain further global development activities of ATX-101, which were recorded as restricted cash and deferred development funds and are an offset to research and development expenses as the restricted cash is utilized to fund development activities.

Los Angeles Biomedical Research Institute

We entered into a license agreement with the Los Angeles Biomedical Research Institute, or LA Biomed, in August 2005, which granted us exclusive worldwide rights to key intellectual property for the active ingredient in ATX-101. As part of this license agreement, we incur sublicense fees equal to 10% of any non-royalty sublicense income, up to a total of an aggregate of $5.0 million. We are obligated to pay LA Biomed low- to mid-single digit royalties on net product sales of ATX-101 by us and Bayer. Additionally, we will incur a milestone payment of $0.5 million upon receipt of marketing approval.

In August 2010, due to the receipt of the license fee income from Bayer, we incurred non-royalty sublicense fees of $2.0 million, which was deferred and is being recorded as sublicense expense on a straight-line basis over the same period as the license income recorded. During 2010, we made payments to LA Biomed in cash and stock totaling $0.4 million related to the non-royalty sublicense fee incurred and the remaining $1.6 million is due upon consummation of this offering. Due to the receipt of the $15.8 million contingent event-based payment from Bayer in May 2012, we incurred an additional non-royalty sublicense fee of $1.6 million due to LA Biomed, of which we have paid $0.3 million, and the remaining amount is due upon consummation of this offering. We may elect to satisfy up to 50% of the remaining $2.8 million through the issuance of our capital stock. As of the date of this prospectus, no such election has been made.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements as well as the reported revenues and expenses during the reported periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ materially from these estimates.

While our significant accounting policies are described in the Notes to our financial statements appearing at the end of this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue Recognition

To date, we have only recognized revenue derived from license fees pursuant to our license agreement with Bayer executed in August 2010. In the future, we may receive revenue from the sale of our products, if approved, as well as royalties and milestone payments from our license agreement with Bayer. We recognize revenue when all of the following four criteria are present: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. For arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets, the elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand alone value to the collaborator and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units either on the basis of each unit's fair value or using the residual method and the applicable revenue recognition criteria is applied to each of the separate units.

Our license agreement with Bayer provides for various types of payments, including non-refundable upfront license fees, milestone payments, and royalties on Bayer's net product sales of ATX-101 under the terms of the license agreement.

The non-refundable upfront license payment we received upon execution of our license agreement with Bayer has continuing performance obligations under the terms of our collaboration arrangement with Bayer, including development and clinical manufacturing supply obligations. Due to these ongoing performance obligations, we determined that the license did not have stand alone value. We also did not have objective and reliable evidence of the fair value of these undelivered obligations. Accordingly, amounts received upfront under the license agreement were recorded as deferred revenue and revenue was recognized on a straight-line basis over the expected period of substantial involvement in the collaboration activities. The period over which these activities were to be performed was based upon management's estimate of the period to complete the development activities required to be conducted relative to the upfront license fee and development funds received from Bayer, and all revenue was recognized as of May 31, 2012. Short term deferred revenue represents amounts that are expected to be recognized within one year.

We recognize revenue from milestone payments when earned; provided that (i) the milestone event is substantive in that it can only be achieved based in whole or in part on either our performance or on the occurrence of a specific outcome resulting from our performance and its achievability was not reasonably assured at the inception of the agreement, (ii) we do not have ongoing performance obligations related to the achievement of the milestone and (iii) it would result in the receipt of additional payments. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment is non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone payments appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone. Any amounts received under the agreements in advance of performance, if deemed substantive, are recorded as deferred revenue and recognized as revenue as we complete our performance obligations.

Clinical Trial Accruals

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. Our clinical trial accrual process seeks to account for expenses resulting from our obligations under contract with vendors, consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. Our objective is to reflect the appropriate trial expense in our financial statements by matching the appropriate expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through financial models that take into account discussion with applicable personnel and outside services providers as to the progress or state of completion of trials, or the services completed. During the course of a clinical trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on the facts and circumstances known to us at that time. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period. Through June 30, 2012, there have been no material adjustments to our prior period estimates of accrued expenses for clinical trials. Our clinical trial accrual is dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party vendors.

Stock-Based Compensation

We account for all stock-based compensation payments issued to employees and directors using an option pricing model for estimating fair value. Accordingly, stock-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of forfeitures. Compensation expense is recognized for the portion that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method. In accordance with authoritative guidance, the fair value of non-employee stock-based awards is re-measured as the awards vest, and the resulting value, if any, is recognized as expense during the period the related services are rendered.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We estimate the fair value of our stock-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of the expected term of the award, (c) the risk free interest rate and (d) expected dividends. Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies, which are publicly-traded. When selecting these public companies on which we have based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of our stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected life of our employee stock options using the "simplified" method, whereby, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. We have never paid, and do not expect to pay dividends in the foreseeable future.

The weighted-average assumptions used to estimate the fair value of stock options using the Black-Scholes option pricing model were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2012
Weighted-average exercise price of options granted	$5.06	$5.81	$7.26	$8.63
Expected volatility	113%	77%	77%	76%
Expected term (in years)	6.1	5.9	5.8	6.1
Weighted-average risk free interest rate	1.94%	1.82%	1.55%	1.09%
Expected dividends	—	—	—	—

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. For the six months ended June 30, 2012 and the year ended December 31, 2011, we applied a forfeiture rate, which was determined based on historical forfeitures. No forfeiture rate was applied for any period prior to January 1, 2011 as forfeitures prior to such date had been insignificant.

Total compensation cost recorded in the statements of operations and comprehensive loss, which includes stock-based compensation expense, restricted stock issued to our founders, which were subject to vesting conditions and are fully vested, and the value of stock and options issued to non-employees for services are allocated as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Research and development	$283	$510	$451	$201	$366
General and administrative	223	528	407	209	443

	$506	$1,038	$858	$410	$809

As of June 30, 2012, there was $3.7 million of unrecognized compensation cost related to unvested employee stock option agreements, which is expected to be recognized over a weighted-average period of approximately 2.7 years. For stock option awards subject to ratable vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award. In future periods, our stock-based compensation expense is expected to increase as a result of recognizing our existing unrecognized stock-based compensation for awards that will vest and as we issue additional stock-based awards to attract and retain our employees.

Fair Value Estimate

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants based in part on input from an independent third-party valuation. Our determinations of the fair value of our common stock was done using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation, to determine the fair value of our common stock, including: external market conditions affecting the biotechnology industry, trends within the biotechnology industry, the prices at which we sold shares of preferred stock, the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant, the results of operations, financial position, status of our research and development efforts, our stage of development and business strategy, the lack of an active public market for our common and our preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions.

The per share estimated fair value of common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous valuations of our common stock as discussed below. We computed the per share weighted average estimated fair value for stock option grants based on the Black-Scholes option pricing model. The following table presents the grant dates and related exercise prices of stock options granted to employees from January 1, 2009 through August 6, 2012:

Date of issuance	Number of shares underlying option grants	Exercise price per share($)		Per share estimated fair value of common stock($)	Per share weighted average estimated fair value of options($)
January 21, 2009	138,750	$4.84	(1)	$4.84	$3.95
March 11, 2009	8,317	4.84		4.84	4.07
June 18, 2009	3,591	4.84		4.84	4.50
September 17, 2009	27,226	5.29		5.29	4.31
December 10, 2009	65,610	5.29		5.29	4.25
January 15, 2010	46,982	5.50	(2)	5.50	3.81
June 9, 2010	55,778	5.50		5.50	3.77
September 15, 2010	5,672	5.90		5.90	3.86
October 14, 2010	268,017	5.90		5.90	3.95
December 9, 2010	25,336	5.90		5.90	3.93
March 15, 2011	30,665	6.59		6.59	5.11
June 22, 2011	3,970	6.59		6.59	4.36
November 2, 2011	30,251	7.80		7.80	5.35
December 14, 2011	13,612	7.80		7.80	6.62
February 1, 2012	333,253	8.22		8.22	5.53
March 14, 2012	34,978	8.22		8.22	6.19
April 2, 2012	91,894	8.22		8.22	5.50
May 22, 2012	9,755	11.69		11.69	7.62
June 14, 2012	51,051	11.69		11.69	6.88
August 6, 2012	27,300	11.69		11.69	7.51
September 11, 2012	32,143	11.69		11.69	6.74

(1)
In addition, stock options to purchase 52,452 shares were granted with an exercise price equal to 110% of fair market value, or $5.32 per share, pursuant to the terms of the 2004 Stock Plan.

(2)
In addition, stock options to purchase 28,651 shares were granted with an exercise price equal to 110% of fair market value, or $6.06 per share, pursuant to the terms of the 2004 Stock Plan.

Our board of directors granted options at exercise prices that increased from $4.84 per share in 2009 up to $11.69 per share in 2012.

In determining the exercise prices of the options set forth in the table above granted in 2009 through August 6, 2012, our board of directors also considered the most recent contemporaneous valuations of our common stock, which were prepared as of November 30, 2008, August 31, 2009, December 31, 2009, August 31, 2010, January 31, 2011, June 30, 2011 September 30, 2011, December 31, 2011, March 31, 2012 and May 15, 2012 and based its determination in part on the analyses summarized below.

Contemporaneous Valuations

Our contemporaneous valuations utilized the probability-weighted expected return method, or PWERM, to allocate the enterprise value to the common stock. Under this method, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for our common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The future liquidity event scenarios were: (1) IPO; (2) a strategic merger or sale of our company at a premium to the cumulative liquidation preference of the preferred stockholders; or (3) a dissolution or sale of our company at a value below the cumulative liquidation preference of the preferred stockholders. The timing of the future liquidity event scenarios is determined based primarily on input from our board of directors and management. The future values of our common stock in the IPO scenarios and the strategic merger or sale scenarios were estimated by application of the market approach based on certain key assumptions, including the following:

•
our expected pre-money IPO valuation based on recently completed initial public offerings of similar stage biotechnology companies;

•
estimated third-party trade sale values based on recent transactions involving biotechnology companies; and

•
expected dates for a future exit or liquidity event based on key events and company timelines.

The discount for marketability utilized in our contemporaneous valuations ranged from 15% to 35% and was based on two put option methodologies applied consistent with the AICPA Practice Guide for which we utilized the mean. In connection with our January 31, 2011 contemporaneous valuation, we lowered the discount for marketability to 30%. Following the January 31, 2011 contemporaneous valuation, we continued to apply a 30% discount of marketability in each of our June 30, 2011, September 30, 2011, December 30, 2011 and March 31, 2012 contemporaneous valuations. The application of a consistent discount for marketability for valuations between January 31, 2011 and March 31, 2012 was based on our assessment that the marketability of shares of our common stock would not increase until the date at which we received the results of Bayer's European pivotal Phase III clinical trial data. In connection with our May 15, 2012 contemporaneous valuation, we lowered the discount for marketability to 15% due to the receipt of positive results from Bayer's European pivotal Phase III clinical trials and to reflect our continued efforts toward an initial public offering.

Stock option grants from January 21, 2009 to June 18, 2009

Our board of directors granted stock options on January 21, 2009, March 11, 2009 and June 18, 2009, with each having an exercise price of $4.84 per share. The exercise price per share was supported by an independent third-party valuation as of November 30, 2008. The specific facts and circumstances considered by our board of directors for the November 30, 2008 valuation included the following:

•
During October to November 2008, we received data on our two Phase IIa studies for ATX-101 supporting the efficacy of the compound for the removal of submental fat. The results from the Phase IIa studies demonstrated statistically significant efficacy of ATX-101 as compared to placebo, and that ATX-101 was well tolerated.

We utilized the PWERM and the exit events considered included an IPO scenario, two separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a fourth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Given poor overall public market conditions, a probability weighting of 5.0% was used for the IPO scenario, a total of 70.0% was used for the strategic merger or sale scenarios, and 25.0% was used for the dissolution or sale at a price below liquidation preference scenario. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of November 30, 2008, was $4.84 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of November 30, 2008. Management determined that no significant events or other circumstances had occurred between November 30, 2008 and June 18, 2009 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from September 17, 2009 to December 10, 2009

Our board of directors granted stock options on September 17, 2009 and December 10, 2009, with each having an exercise price of $5.29 per share. The exercise price per share was supported by an independent third-party valuation as of August 31, 2009. The specific facts and circumstances considered by our board of directors for the August 31, 2009 valuation included the following:

•
In August 2009, we met with the FDA for a guidance meeting relating to the clinical development of ATX-101. The results of the meeting with the FDA provided us with clarity on the clinical development and regulatory pathway for ATX-101. In particular, the FDA guided us to conduct a Phase IIb trial to address specific recommendations made by the FDA.

We utilized the PWERM and the exit events considered included an IPO scenario, three separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a fifth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 10.0% was used for the IPO scenario, a total of 65.0% was used for the strategic merger or sale scenarios, and 25.0% was used for the dissolution or sale at a price below liquidation preference scenario. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of August 31, 2009 was $5.29 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of August 31, 2009. Management determined that no significant events or other circumstances had occurred between August 31, 2009 and December 10, 2009 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from January 15, 2010 to June 9, 2010

Our board of directors granted stock options on January 15, 2010 and June 9, 2010, with each having an exercise price of $5.50 per share. The exercise price per share was supported by an independent third-party valuation as of December 31, 2009. We utilized the PWERM and the exit events considered included a long-term IPO scenario, two separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a fourth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 20.0% was used for the long-term IPO scenario, a total of 55.0% was used for the strategic merger or sale scenarios, and 25.0% was used for the dissolution or sale at a price below liquidation preference scenario. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of December 31, 2009, was $5.50 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of December 31, 2009. Management determined that no significant events or other circumstances had occurred between December 31, 2009 and June 9, 2010 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from September 15, 2010 to December 9, 2010

Our board of directors granted stock options on September 15, 2010, October 14, 2010 and December 9, 2010, with each having an exercise price of $5.90 per share. The exercise price per share was supported by an independent third-party valuation as of August 31, 2010. The specific facts and circumstances considered by our board of directors for the August 31, 2010 valuation included the following:

•
In August 2010, we entered into our collaboration arrangement with Bayer relating to the rights and continued development of ATX-101 outside of the United States and Canada. Pursuant to this arrangement, we received upfront payments of $43.6 million, comprised of license fees and amounts to fund collaboration efforts for the Phase III clinical trials in Europe. The arrangement also provided for payments up to $330.0 million contingent upon Bayer's achievement of specified development, regulatory, manufacturing and commercialization milestones, as well as royalties on Bayer's net product sales of ATX-101.

We utilized the PWERM and the exit events considered included a short-term IPO scenario, a long-term IPO scenario, four separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a seventh scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 25.0% was used for the short-term IPO scenario, 5.0% was used for the long-term IPO scenario, a total of 40.0% was used for the strategic merger or sale scenarios, and 30.0% was used for the dissolution or sale at a price below liquidation preference scenario. In our evaluation of potential exit scenarios, we determined that it was appropriate to include both a short-term and long-term IPO scenario based on the possibility that we would seek to raise capital in the public markets in advance of trial results from Bayer's European Phase III clinical trials and our U.S. Phase III clinical trials. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. In particular, based on our assessment of the current market conditions for biotechnology companies and current trends in the probability weighting of the dissolution scenario for such companies, we increased the probability of the dissolution scenario from 25% to 30%. The resulting value, which represented the estimated fair value of our common stock as of August 31, 2010, was $5.90 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of August 31, 2010. Management determined that no significant events or other circumstances had occurred between August 31, 2010 and December 9, 2010 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from March 15, 2011 to June 22, 2011

Our board of directors granted stock options on March 15, 2011 and June 22, 2011, with each having an exercise price of $6.59 per share. The exercise price per share was supported by an independent third-party valuation as of January 31, 2011. The specific facts and circumstances considered by our Board of Directors for the January 31, 2011 valuation included the following:

•
In January 2011, Bayer initiated its Phase III clinical trial of ATX-101 in countries in Europe.

•
We completed the U.S. Phase IIb study, which demonstrated statistically significant efficacy of ATX-101 as compared to placebo and that ATX-101 was well tolerated.

We utilized the PWERM and the exit events considered included a short-term IPO scenario, two long-term IPO scenarios, three separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a seventh scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 10.0% was used for the short-term IPO scenario, 20.0% was used for the long-term IPO scenarios, a total of 40.0% was used for the strategic merger or sale scenarios, and 30.0% was used for the dissolution or sale at a price below liquidation preference scenario. In our evaluation of potential exit scenarios, we determined that it continued to be appropriate to include both a short-term and long-term IPO scenario based on the possibility that we would seek to raise capital in the public markets in advance of Bayer's European Phase III clinical trials and our U.S. Phase III clinical trials with an adjustment to the respective probabilities based on an internal assessment of the likelihood of commencing a near-term IPO. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of January 31, 2011, was $6.59 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of January 31, 2011. Management determined that no significant events or other circumstances had occurred between January 31, 2011 and June 22, 2011 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from November 2, 2011 to December 14, 2011

Our board of directors granted stock options on November 2, 2011 and December 14, 2011, with each having an exercise price of $7.80 per share. The exercise price per share was supported by an independent third-party valuation as of September 30, 2011. The specific facts and circumstances considered by our board of directors for the September 30, 2011 valuation included the following:

•
In August 2011, we completed a financing with gross proceeds of $37.4 million through the issuance of our Series D redeemable convertible preferred stock having a conversion price of $13.9040 per share.

We utilized the PWERM and the exit events considered included two long-term IPO scenarios, three separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a sixth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 40.0% was used for the IPO scenarios, a total of 30.0% was used for the strategic merger or sale scenarios, and 30.0% was used for the dissolution or sale at a price below liquidation preference scenario. In our evaluation of potential exit scenarios, we determined that it was no longer appropriate to include both a short-term and long-term IPO scenario based on the completion of our Series D preferred stock financing in August 2011 and the possibility that we would seek to raise additional capital in advance of trial results from Bayer's European Phase III clinical trials. As such, we removed from the potential exit scenarios a short-term IPO and added an additional long-term IPO scenario to account for the possibility that we would pursue an IPO following the receipt of trial results from our U.S. Phase III clinical trials that were then in the design stage. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of September 30, 2011, was $7.80 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of September 30, 2011. Management determined that no significant events or other circumstances had occurred between September 30, 2011 and December 14, 2011 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from February 1, 2012 to March 14, 2012

Our board of directors granted stock options on February 1, 2012 and March 14, 2012, with each having an exercise price of $8.22 per share. The exercise price per share was supported by an independent third-party valuation as of December 31, 2011. We utilized the PWERM and the exit events considered included two long-term IPO scenarios, three separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a sixth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 40.0% was used for the IPO scenarios, a total of 30.0% was used for the strategic merger or sale scenarios, and 30.0% was used for the dissolution or sale at a price below liquidation preference scenario. In our evaluation of potential exit scenarios, we determined that it continued to be appropriate to include two long-term IPO scenarios based on the possibility that we would pursue an IPO following the receipt of trial results from our U.S. Phase III clinical trials. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of December 31, 2011, was $8.22 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of December 31, 2011. Management determined that no significant events or other circumstances had occurred between December 31, 2011 and March 14, 2012 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants on April 2, 2012

Our board of directors granted stock options on April 2, 2012, at an exercise price of $8.22 per share. The exercise price per share was supported by an independent third-party valuation as of March 31, 2012. We utilized the PWERM and the exit events considered included two IPO scenarios, three separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a sixth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 40.0% was used for the IPO scenarios, a weighting of 30.0% was used for the strategic merger or sale scenarios, and 30.0% was used for the dissolution or sale at a price below the liquidation preference scenario. In our evaluation of potential exit scenarios, we determined that it continued to be appropriate to include two IPO scenarios based on the possibility that we would pursue an IPO following the receipt of European Phase III clinical trial data or following the receipt of data from our U.S. Phase III clinical trials. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of March 31, 2012, was $8.22 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of March 31, 2012. Management determined that no significant events or other circumstances had occurred between March 31, 2012 and April 2, 2012 that would indicate there was a change in the fair value of our common stock during that period.

Stock option grants from May 22, 2012 to September 11, 2012

Our board of directors granted stock options on May 22, 2012, June 14, 2012, August 6, 2012 and September 11, 2012, with each having an exercise price of $11.69 per share. The exercise price per share was supported by an independent third-party valuation as of May 15, 2012. The specific facts and circumstances considered by our board of directors for the May 15, 2012 valuation included the following:

•
In April 2012, we announced positive topline results from Bayer's two pivotal European Phase III clinical trials in which ATX-101 was found to be well tolerated and met pre-specified primary endpoints by demonstrating statistically significant reduction in submental fat.

•
On May 31, 2012, we received a payment of $15.8 million triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101, as well as approximately $17.4 million to fund further collaboration efforts under the terms of our collaboration arrangement. The receipt of these payments was reflected in our May 15, 2012 independent third-party valuation.

We utilized the PWERM and the exit events considered included two IPO scenarios, three separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a sixth scenario presuming a dissolution or sale below the aggregate convertible preferred stock liquidation preference. Probability weighting of 50.0% was used for the IPO scenarios, a weighting of 30.0% was used for the strategic merger or sale scenarios, and 20.0% was used for the dissolution or sale at a price below the liquidation preference scenario. In our evaluation of potential exit scenarios, we determined that it continued to be appropriate to include two IPO scenarios based on the possibility that we would pursue an IPO following the receipt of European Phase III clinical trial data or following the receipt of data from our U.S. Phase III clinical trials. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value, which represented the estimated fair value of our common stock as of May 15, 2012, was $11.69 per share.

In addition to the objective and subjective factors discussed above, our board of directors also considered input from management and the valuation as of May 15, 2012. Management determined that no significant events or other circumstances had occurred between May 15, 2012 and September 11, 2012 that would indicate there was a change in the fair value of our common stock during that period.

The table below shows the intrinsic value of our outstanding vested and unvested options as of June 30, 2012 based upon an assumed initial public offering price of $15.00 per share, which is the mid-point of the range reflected on the cover page of this prospectus.

	Number of shares underlying options	Intrinsic Value
Total vested options outstanding	1,050,248	$12,478,391
Total unvested options outstanding	820,500	$6,026,592
Total options outstanding	1,870,748	$18,504,983

Redeemable Convertible Preferred Stock Warrants

Freestanding warrants that are related to the purchase of redeemable convertible preferred stock are classified as liabilities and recorded at fair value regardless of the timing of the redemption feature or the redemption price or the likelihood of redemption. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of warrant and other interest income or expense, net. Pursuant to the terms of these warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of our common stock based upon the conversion ratio of the underlying class of preferred stock. The consummation of this initial public offering will result in the conversion of all classes of our preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants will be classified as a component of equity and no longer be subject to re-measurement.

We will continue to adjust the liability for changes in fair value until the earlier of the conversion, exercise or expiration of the warrants.

Net Operating Loss Carryforwards

We recorded deferred tax assets of approximately $34.5 million as of December 31, 2011, which have been fully offset by a valuation allowance due to uncertainties surrounding our ability to realize these tax benefits. The deferred tax assets are primarily composed of federal and state tax net operating loss, or NOL, carryfowards, start-up expenditures and research and development tax credit carryforwards. As of December 31, 2011, we have federal NOL carryforwards of approximately $57.0 million available to reduce future taxable income, if any. These federal NOL carryforwards expire at various times through 2031. In general, if we experience a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period (a "Section 382 ownership change"), utilization of our pre-change NOL carryforwards are subject to an annual limitation under Section 382 of the Internal Revenue Code (and similar state laws). Such limitations may result in expiration of a portion of the NOL carryforwards before utilization and may be substantial. We have determined that we have experienced ownership changes in the past. If we experience a Section 382 ownership change in connection with this offering or as a result of future changes in our stock ownership, some of which changes are outside our control, the tax benefits related to the NOL carryforwards may be further limited or lost.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies

Results of Operations

Comparison of Six Months Ended June 30, 2011 and 2012 (unaudited)

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
License income	$6,732	$19,687	$12,955	192%
Sublicense expense	616	1,936	1,320	214

Gross margin	6,116	17,751	11,635	190
Operating expenses:
Research and development	6,353	14,884	8,531	134
General and administrative	3,202	4,661	1,459	46

Total operating expenses	9,555	19,545	9,990	105

Loss from operations	(3,439)	(1,794)	1,645	(48)
Warrant and other interest income (expense), net	233	(580)	(813)	(349)

Net loss	$(3,206)	$(2,374)	$832	(26)%

License income.    License income represents the recognition of the $15.8 million contingent event-based payment from Bayer in May 2012, as well as the amortization of upfront license fees received in 2010 from our license agreement with Bayer, which was entered into in August 2010, and was amortized on a straight-line basis through June 30, 2012. The increase of $13.0 million from $6.7 million for the six months ended June 30, 2011 to $19.7 million for the six months ended June 30, 2012 is due to the recognition of the $15.8 million payment from Bayer, offset by a decrease in amortization due to a change in the estimate of the period over which the income should be recognized, applied prospectively in December 2011.

Sublicense expense.    Sublicense expense represents the recognition of the $1.6 million non-royalty sublicense fee payable to LA Biomed as a result of the receipt of the $15.8 million contingent event-based payment from Bayer in May 2012, as well as the amortization of our $2.0 million non-royalty sublicense fee payable to LA Biomed as a result of our receipt of license fee income pursuant to our license agreement with Bayer, which is being recognized on a straight-line basis over the same period that the license income is recorded. The increase of $1.3 million from $0.6 million for the six months ended June 30, 2011 to $1.9 million for the six months ended June 30, 2012 is due to the recognition of the $1.6 million non-royalty sublicense fee in May 2012, offset by a decrease in amortization due to a change in the estimate of the period over which the income will be recognized, applied prospectively in December 2011.

Research and development expenses.    Research and development expenses increased $8.5 million, or 134%, from $6.4 million for the six months ended June 30, 2011 to $14.9 million for the six months ended June 30, 2012. The increase is primarily due to an increase in clinical trial costs of approximately $7.5 million due to the initiation of our U.S. Phase III clinical trials and open label study, with the remainder primarily attributable to an increase in personnel and consultant expense due to an increase in research and development activities in connection with our U.S. Phase III clinical trials, the FDA approval process and preparations for commercialization.

General and administrative expenses.    General and administrative expenses increased by $1.5 million, or 46%, from $3.2 million for the six months ended June 30, 2011 to $4.7 million for the six months ended June 30, 2012. The increase is primarily due to increased spending on patent filings and related intellectual property costs, increased consulting costs, and increased personnel costs associated with an increase in headcount.

Warrant and other interest income (expense), net.    Warrant and other interest income (expense), net, decreased by $0.8 million from income of $0.2 million for the six months ended June 30, 2011 to expense of $0.6 million for the six months ended June 30, 2012. The decrease in warrant and other interest income (expense), net is primarily due to the revaluation of the redeemable convertible preferred stock warrants.

Comparison of Years Ended December 31, 2010 and 2011

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
License income	$4,488	$12,985	$8,497	189%
Sublicense expense	411	1,188	777	189

Gross margin	4,077	11,797	7,720	189
Operating expenses:
Research and development	14,842	15,766	924	6
General and administrative	6,785	6,879	94	1

Total operating expenses	21,627	22,645	1,018	5

Loss from operations	(17,550)	(10,848)	6,702	(38)
Warrant and other interest income (expense), net	589	(304)	(893)	*
Other income	930	—	(930)	*

Net loss	$(16,031)	$(11,152)	$4,879	(30)%

*
Percentage not meaningful

License income.    License income represents the amortization of upfront license fees received in 2010 from our license agreement with Bayer, which was entered into in August 2010, and is expected to be amortized on a straight-line basis through June 30, 2012. The increase of $8.5 million from $4.5 million for the year ended December 31, 2010 to $13.0 million for the year ended December 31, 2011 is due to the recognition of a full year of amortization of license income during 2011 compared to the partial year in 2010.

Sublicense expense.    Sublicense expense represents the amortization of our $2.0 million non-royalty sublicense fee payable to LA Biomed as a result of our receipt of license fee income pursuant to the license agreement with Bayer, which is being recognized on a straight-line basis over the same period as the license income is recorded. The increase of $0.8 million from $0.4 million for the year ended December 31, 2010 to $1.2 million for the year ended December 31, 2011 is due to the recognition of a full year of amortization during 2011 compared to a partial year in 2010.

Research and development expenses.    Research and development expenses increased $0.9 million, or 6%, from $14.8 million for the year ended December 31, 2010 to $15.8 million for the year ended December 31, 2011. The increase is primarily due to an increase in manufacturing costs of approximately $3.6 million, offset by a decrease in clinical expenses of $2.6 million. The increase in manufacturing costs was primarily due to commercial process validation work in connection with a new filing process in Europe, as well as the build-up of clinical supply in anticipation of upcoming U.S. Phase III clinical trials. The decrease in clinical expenses is due to the timing of our clinical studies, as our U.S. Phase IIb study for ATX-101 was substantially completed in 2010 while in 2011 our U.S. Phase III clinical trials and related open label study were just getting underway. The European Phase III clinical trials for ATX-101 are funded through the deferred development fund associated with the collaboration agreement with Bayer, whereby restricted cash is utilized to fund development activities and expenditures are recognized as an offset to research and development expense.

General and administrative expenses.    General and administrative expenses increased by $0.1 million, or 1%, from $6.8 million for the year ended December 31, 2010 to $6.9 million for the year ended December 31, 2011. The increase is primarily due to increased spending on patent filings and related intellectual property costs, increased accounting fees associated with tax services and increased information technology and infrastructure costs, offset by decreased financing and legal costs associated with preparing and negotiating our collaboration arrangement with Bayer, which were incurred in 2010.

Warrant and other interest income (expense), net.    Warrant and other interest income (expense), net, decreased $0.9 million from income of $0.6 million for the year ended December 31, 2010 to expense of $0.3 million for the year ended December 31, 2011. The increase in warrant and other interest expense is due to the revaluation of the redeemable convertible preferred stock warrants.

Other income.    Other income decreased to $0 from $0.9 million for the year ended December 31, 2010. Amounts recorded in 2010 represented a one-time U.S. Government grant under the Qualified Therapeutic Discovery Credit Programs.

Comparison of Years Ended December 31, 2009 and 2010

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
License income	$—	$4,488	$4,488	*
Sublicense expense	—	411	411	*

Gross margin	—	4,077	4,077	*
Operating expenses:
Research and development	9,823	14,842	5,019	51%
General and administrative	4,930	6,785	1,855	38

Total operating expenses	14,753	21,627	6,874	47

Loss from operations	(14,753)	(17,550)	(2,797)	19
Warrant and other interest income (expense), net	(7)	589	596	*
Other income	—	930	930	*

Net loss	$(14,760)	$(16,031)	$(1,271)	9%

*
Percentage not meaningful

License income.    License income represents the amortization of a partial year of upfront license fees received in 2010 from our license agreement with Bayer, which was entered into in August 2010, and is expected to be amortized on a straight-line basis through June 30, 2012. Accordingly, no license fees were amortized in 2009.

Sublicense expense.    Sublicense expense represents the amortization of a partial year of our $2.0 million non-royalty sublicense fee payable to LA Biomed as a result of our receipt of license fee income pursuant to the license agreement with Bayer entered into in August 2010. Accordingly, no sublicense expense was recognized in 2009.

Research and development expenses.    Research and development expenses increased by $5.0 million, or 51%, from $9.8 million for the year ended December 31, 2009 to $14.8 million for the year ended December 31, 2010. The increase was mainly due to increased clinical study costs of approximately $4.2 million primarily related to our U.S. Phase IIb study for ATX-101 that was initiated in December 2009 and substantially completed in 2010, as well as increased personnel costs of approximately $0.5 million due to an increase in headcount.

General and administrative expenses.    General and administrative expense increased $1.9 million, or 38%, from $4.9 million for the year ended December 31, 2009 to $6.8 million for the year ended December 31, 2010. The increase was mainly due to an increase in personnel costs of approximately $0.9 million and an increase in financing and legal costs of approximately $0.7 million associated with preparing and negotiating our collaboration arrangement with Bayer, which were incurred in 2010.

Warrant and other interest income (expense), net.    Warrant and other interest income (expense), net, increased to $0.6 million of income for the year ended December 31, 2010 from expense of $7,000 for the year ended December 31, 2009. The increase was due to the revaluation of the redeemable convertible preferred stock warrants.

Other income.    Other income increased from $0 to $0.9 million for the year ended December 31, 2010 and represented a one-time U.S. Government grant under the Qualified Therapeutic Discovery Credit Programs.

Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flows from our operations. We incurred net losses of $11.2 million and $2.4 million, and used $22.7 million and $7.0 million of cash flows for our operating activities for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively. At June 30, 2012, we had an accumulated deficit of $85.9 million.

As of June 30, 2012, we had working capital of $29.9 million. Historically, we have principally financed our operations through private placements of redeemable convertible preferred stock and convertible debt, which was subsequently converted in 2006, and amounts received pursuant to our collaboration arrangement with Bayer for the development of our product candidate, ATX-101. Through June 30, 2012, we have received net proceeds of $107.6 million from the issuance of redeemable convertible preferred stock and convertible debt. At June 30, 2012, we had capital resources consisting of cash and cash equivalents and restricted cash of $46.3 million, of which $18.8 million was restricted, and access to $15.0 million through our credit facility. Our cash is invested primarily in money market funds and FDIC insured demand deposit accounts. Restricted cash was received in accordance with our collaboration arrangement with Bayer in order to fund continued development of ATX-101 under the terms of our collaboration agreement.

In accordance with the terms of the collaboration arrangement with Bayer, we received a contingent event-based payment on May 31, 2012 for $15.8 million triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101 after receipt of positive results from the European Phase III clinical trials for ATX-101. In addition, we also received $17.4 million from Bayer to fund certain further global development activities of ATX-101 under the terms of the collaboration arrangement. Due to the receipt of the contingent event-based payment, we incurred an additional non-royalty sublicense fee of $1.6 million due to LA Biomed, of which we have paid $0.3 million, and the remaining amount is due upon consummation of this offering. We may elect to satisfy up to 50% of the remaining $2.8 million through the issuance of our capital stock. As of the date of this prospectus, no such election has been made.

Summary Statement of Cash Flows

The following table shows a summary of our cash flows for each of the three years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012.

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Net cash (used in) provided by
Operating activities	$(14,843)	$1,945	$(22,707)	$(9,732)	$(7,028)
Investing activities	(3,670)	12,597	(696)	—	(131)
Financing activities	10,005	58	36,304	16	48

Net (decrease) increase in cash and cash equivalents	$(8,508)	$14,600	$12,901	$(9,716)	$(7,111)

Net cash (used in) provided by operating activities.    Net cash used in operating activities was $7.0 million for the six months ended June 30, 2012 and consisted primarily of a net loss of $2.4 million and stock based compensation of $0.8 million. The significant items in the change in operating assets and liabilities include an increase in prepaid expenses and other current assets of $3.6 million, an increase in restricted cash of $11.4 million, a decrease in deferred revenue of $3.8 million and a decrease in accounts payable and other accrued liabilities of $1.4 million, offset by an increase in deferred development funds of $12.3 million and an increase in long term payables of $1.3 million. The increase in prepaid expenses and other current assets is primarily due to the prepayment of investigator and other upfront costs for the U.S. Phase III clinical trials for patient enrollment activities during the first half of the year. The decrease in deferred revenue is due to the recognition of the remaining unamortized portion of the upfront license payment received as part of our license agreement with Bayer. The increase in the deferred development funds and restricted cash is due to the receipt of $17.4 million under the collaboration agreement with Bayer.

Net cash used in operating activities was $9.7 million for the six months ended June 30, 2011 and consisted primarily of a net loss of $3.2 million and stock based compensation expense of $0.4 million. The significant items in the change in operating assets and liabilities include a decrease in accounts payable and other accrued liabilities of $1.0 million, a decrease in deferred revenue of $6.7 million, and a decrease in deferred development funds of $5.9 million, offset by a decrease in restricted cash of $6.1 million. The decrease in accounts payable and accrued liabilities is due to the timing of payments. The decrease in deferred revenue is due to the recognition of a portion of the upfront license payment received as part of our license agreement with Bayer. The decrease in the deferred development funds and restricted cash is due to the continuing performance of our obligations under the collaboration agreement with Bayer.

Net cash used in operating activities was $22.7 million for the year ended December 31, 2011 and consisted primarily of a net loss of $11.2 million and stock-based compensation expense of $0.9 million. The significant items in the change in operating assets and liabilities include a decrease in deferred revenue of $13.0 million, a decrease in deferred development funds of $14.7 million, offset by a decrease in restricted cash of $14.4 million and a decrease in deferred sublicense payment of $1.2 million. The decrease in deferred revenue and deferred sublicense payment is due to the recognition of a portion of the upfront license payment received as part of our license agreement with Bayer and the related sublicense expense. The decrease in the deferred development funds and restricted cash is due to the continuing performance of our obligations under the collaboration agreement with Bayer.

Net cash provided by operating activities was $1.9 million for the year ended December 31, 2010 and consisted primarily of a net loss of $16.0 million and stock-based compensation of $1.0 million. The significant items in the change in operating assets and liabilities include an increase of $21.8 million of restricted cash offset by an increase in accounts payable and other accrued liabilities of $2.9 million, an increase in deferred revenue of $16.8 million and an increase in deferred development funds of $19.6 million. The increase in deferred revenue is due to the receipt of the upfront license payment under our license agreement with Bayer. The increase in the deferred development funds and restricted cash is due to the receipt of cash to fund the continued efforts in accordance with the collaboration agreement.

Net cash used in operating activities for the year ended December 31, 2009 was $14.8 million and was comprised of a net loss of $14.8 million.

Net cash (used in) provided by investing activities.    Net cash (used in) provided by investing activities for the six months ended June 30, 2011 and 2012 and the year ended December 31, 2009, 2010 and 2011 was $0, $(0.1) million, $(3.7) million, $12.6 million and $(0.7) million, respectively, and consisted of purchases of fixed assets, purchases of marketable securities, and proceeds from the sale of marketable securities. Net cash used in the six months ended June 30, 2012 and the year ended December 31, 2011 was for the purchases of fixed assets. Net cash provided by investing activities for the year ended December 31, 2010 was $12.6 million and consisted primarily of proceeds from the sale of marketable securities of $12.7 million. Net cash used in investing activities for the year ended December 31, 2009 was $3.7 million and was comprised mainly of purchases of marketable securities of $34.6 million offset by proceeds from the sale of marketable securities of $31.1 million.

Net cash provided by financing activities.    Net cash provided by financing activities was $36.3 million for the year ended December 31, 2011, which was primarily due to proceeds from the issuance of Series D redeemable convertible preferred stock. Net cash provided by financing activities in the the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2010 was due to proceeds received from the exercise of stock options to purchase shares of our common stock. Net cash provided by financing activities was $10.0 million for the year ended December 31, 2009 and consisted primarily of proceeds from the issuance of Series C redeemable convertible preferred stock.

Operating and Capital Expenditure Requirements

We have not achieved profitability on a quarterly or annual basis since our inception and we expect to continue to incur net losses for the foreseeable future. We expect our cash expenditures to increase in the near term as we fund our U.S. Phase III clinical trials of our product candidate, ATX-101. Additionally, as a public company, we will incur significant audit, legal, and other expenses that we did not incur as a private company. We believe that our existing capital resources, including funds available through our credit facility, together with the net proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. However, we anticipate that we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may seek to sell additional equity or convertible debt securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Further, the achievement of milestones and receipt from Bayer of milestone payments and royalties, if ATX-101 is approved for commercial use in Bayer's licensed territories, are not assured. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations, and financial condition.

Our future capital requirements depend on many factors, including:

•
the results of our U.S. Phase III clinical trials for ATX-101;

•
whether Bayer continues to pursue or terminates our collaboration arrangement for the development and commercialization of ATX-101;

•
the amount and timing of any milestone payments or royalties we may receive from Bayer pursuant to our collaboration arrangement;

•
the number and characteristics of any other product candidates we develop or acquire;

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the scope, progress, results and costs of researching and developing ATX-101 or any future product candidates, and conducting preclinical and clinical trials;

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the timing of, and the costs involved in, obtaining regulatory approvals for ATX-101 or any future product candidates;

•
the cost of commercialization activities if ATX-101 or any future product candidates are approved for sale, including marketing, sales and distribution costs;

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the cost of manufacturing ATX-101 and any future product candidates and any products we successfully commercialize;

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our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

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any product liability or other lawsuits related to our products;

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our ability to draw funds from our existing credit facility;

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the expenses needed to attract and retain skilled personnel;

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the costs associated with being a public company;

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the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•
the timing, receipt and amount of sales of, or royalties on, future approved products, if any.

Please see "Risk Factors" for additional risks associated with our substantial capital requirements.

Contractual Obligations and Commitments

The following is a summary of our long-term contractual cash obligations as of December 31, 2011, including the lease of additional office space beginning in May 2012.

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations(1)	$814	$381	$433	—	—

Total contractual obligations	$814	$381	$433	—	—

(1)
We lease our facilities and certain equipment under operating leases.

Purchase Commitments

We have no material non-cancelable purchase commitments with contract manufacturers or service providers as we have generally contracted on a cancelable purchase order basis.

Los Angeles Biomedical Research Institute Obligation

Pursuant to the terms of our license agreement with LA Biomed, our long-term payable of $2.8 million will be due upon the consummation of this offering.

Other Milestone-Based Commitments

We have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones. Because the achievement and timing of these milestones is not fixed and determinable, such commitments have not been included on our balance sheet or in the Contractual Obligations and Commitments table above. The total aggregate amount of such commitments, excluding the long-term payable to LA Biomed discussed above, is approximately $3.5 million.

Credit Facility

On March 21, 2011, we entered into a credit facility with Lighthouse Capital Partners VI, L.P., which we refer to as our credit facility, whereby we have access to borrow up to $15.0 million of senior loan financing through January 1, 2012. On December 30, 2011, we amended our credit facility to provide for an extension of our drawdown period through December 1, 2012, provided that we had drawn down at least $5.0 million as of August 1, 2012. On July 23, 2012, we amended the credit facility to extend the August 1, 2012 deadline for our $5.0 million drawdown to October 1, 2012, while maintaining the full drawdown period through December 1, 2012. For each drawdown, we will make six months of interest only payments at a fixed rate of 11.5% followed by 30 months of interest and principal payments at a fixed rate of 8.5% and a final payment of 6% of the amount drawn. The debt is secured by all of our assets, except for intellectual property, which is subject to a negative pledge agreement. In accordance with the terms of the credit facility, we issued a warrant to Lighthouse Capital Partners in March 2011 to purchase 33,700 shares of our Series C redeemable convertible preferred stock at a price per share of $13.3530 and subsequently issued a warrant to Lighthouse Capital Partners in December 2011 to purchase up to 86,306 shares of our Series D redeemable convertible preferred stock at a price per share of $13.9040, which was initially exercisable for up to 43,152 shares. As a condition of the credit facility amendment on July 23, 2012, the remaining 43,154 shares of Series D redeemable convertible preferred stock issuable pursuant to the warrant became exercisable.

The credit facility includes various covenants. As of December 31, 2011 and June 30, 2012, no amounts were outstanding under our credit facility and we were in compliance with all required covenants. In September 2012, we elected to draw down $5.0 million of the available funds effective October 1, 2012.

Indemnification

In the normal course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

In accordance with our certificate of incorporation and bylaws, we have indemnification obligations to our officers and directors for specified events or occurrences, subject to some limits, while they are serving at our request in such capacities. There have been no claims to date, and we have director and officer insurance that may enable us to recover a portion of any amounts paid for future potential claims.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable SEC regulations) that are reasonably likely to have a current or future material effect on our financial condition, revenues and expenses results of operations, liquidity, capital expenditures or capital resources, except warrants and stock options.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations and foreign currency exchange rates fluctuations. Due to the fixed interest rate of our credit facility, we do not currently have any exposure to changes in our interest expense as a result of changes in interest rates.

Cash and Cash Equivalents and Restricted Cash

As of June 30, 2012, we had cash and cash equivalents and restricted cash of $46.3 million, of which $18.8 million is restricted. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. At June 30, 2012, our cash and cash equivalents were comprised of funds in cash and money market accounts. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore, we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Foreign Currency Exchange Rate Fluctuations

As part of our license agreement with Bayer, we may, in the future, receive royalties and milestone payments based on sales of ATX-101 and certain milestone events, in each case, denominated in Euros. As such, in the future, we may be subject to fluctuations in foreign currency exchange rate risk. We are not currently exposed to any foreign currency exchange rate risk and, as a result, we do not currently hedge any foreign currency exposure.

Recent Accounting Pronouncements

In June 2011, a new accounting standard was issued that changed the disclosure requirements for the presentation of other comprehensive income, or OCI, in the financial statements, including the elimination of the option to present OCI in the statement of stockholders' equity. OCI and its components will be required to be presented for both interim and annual periods either in a single financial statement, the statement of comprehensive income, or in two separate but consecutive financial statements, consisting of a statement of income followed by a separate statement presenting OCI. This standard is required to be applied retrospectively for interim and annual periods beginning after December 15, 2011. This standard was adopted as of January 1, 2012 and the retrospective application did not have a material impact on our financial statements.

Effective January 1, 2011, we prospectively adopted a new accounting standard that amended the guidance for revenue recognition related to multiple-deliverable revenue arrangements. The amendments in this guidance enabled vendors to account for products or services separately rather than as a combined unit upon meeting certain criteria and establish a hierarchy for determining the selling price of a deliverable. In addition, a vendor can determine a best estimate of selling price, in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, if a vendor does not have vendor-specific objective evidence or third party evidence of selling price. This guidance also eliminated the use of the residual method and requires a vendor to allocate revenue using the relative selling price method. The amendments are effective prospectively, with an option for retrospective restatement of the financial statements, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted at the beginning of an entity's fiscal year. The adoption did not have a significant impact on our reported results of operations.

Business

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel prescription products for the aesthetic medicine market. Our objective is to develop first-in-class, prescription products using an approach that relies on the scientific rigor of biotechnology to address unmet needs in the rapidly-growing market for aesthetic medicine. Our initial focus is on the facial aesthetics market, which comprises the majority of the aesthetic medicine market. Our product candidate, ATX-101, is a potential first-in-class, injectable drug currently in Phase III clinical development for the reduction of submental fat, which commonly presents as an undesirable "double chin." Based on clinical trials conducted to date, ATX-101 has exhibited significant, meaningful and durable results in the reduction of submental fat. These results correspond with patient satisfaction measures demonstrating meaningful improvement in perceived chin appearance. If approved by applicable regulatory authorities, we believe ATX-101 will be an attractive solution for the reduction of submental fat, representing a new product category within the rapidly growing facial aesthetics market.

In 2011, consumers spent nearly $10.0 billion on 9.2 million physician-administered aesthetic procedures, according to the American Society of Aesthetic Plastic Surgery, or ASAPS. Additionally, ASAPS estimates that from 1997 to 2011, surgical aesthetic procedures increased by more than 73%, and non-surgical procedures increased by 356%, reflecting increasing demand for aesthetic procedures over more than a decade. The primary driver of this growth is the demand for facial injectables, such as botulinum toxins and dermal fillers, which represented 44% of all physician-administered aesthetic procedures in the United States and Canada in 2011, and is the fastest growing segment of the aesthetic medicine market. While botulinum toxins and dermal fillers have created a market for non-surgical facial rejuvenation of the upper and mid-face as Food and Drug Administration, or FDA, approved injectables, liposuction and other surgical procedures remain the only proven treatment options for submental fat reduction. Although effective at fat reduction, these invasive procedures often involve significant pain, downtime and expense, as well as risks associated with invasive surgery.

We believe ATX-101 will be an attractive solution for the reduction of submental fat. ATX-101 is a proprietary synthetic formulation of sodium deoxycholate, a well-characterized component of human bile that is naturally occurring in the body and promotes the natural breakdown of dietary fat. Our Phase II studies have demonstrated that ATX-101, when injected subcutaneously into the target fat deposit, reduces the localized fat deposit while leaving the surrounding tissue largely unaffected.

In Europe, Bayer, our collaborator outside the United States and Canada, recently completed two pivotal Phase III trials of ATX-101 for the reduction of submental fat, which were initiated in late 2010. In these multi-center, randomized, double-blind, placebo-controlled pivotal trials involving 723 patients, ATX-101 was found to be well tolerated and resulted in a statistically significant reduction in submental fat, as assessed by a validated clinician scale and a patient satisfaction scale. These scales were validated using scientific principles and process recommendations per the FDA's Patient Reported Outcome Guidance (FDA, 2009) in an effort to ensure reliability, construct validity and sensitivity to change over time, and are similar to other rating scales used for approved aesthetic drug products and medical devices, such as botulinum toxins and dermal fillers. ATX-101 also demonstrated statistically significant reduction in submental fat thickness using calipers. In addition, treatment with ATX-101 resulted in improvements in patients' self-perception related to the appearance of their "chin fat" as measured by a patient-reported treatment impact scale. These Phase III results were comparable to those achieved in our three Phase II studies, which evaluated various dosing regimens of ATX-101 in 284 patients. Positive top line results from the Phase III trials were reported in the second quarter of

2012 and are expected to provide the basis for Bayer's regulatory submissions for approval of ATX-101 in countries in Europe, which we expect to occur in 2013.

In the United States and Canada, we are conducting two pivotal Phase III trials of ATX-101 for the reduction of submental fat. We initiated this pivotal Phase III clinical program in March 2012 and completed enrollment of more than 1,000 patients in these trials in August 2012. We expect to report topline results in mid-2013. These trials are expected to form the basis for our new drug application, or NDA, for approval of ATX-101 in the United States and Canada.

In August 2010, we entered into a collaboration arrangement with Bayer to develop and commercialize ATX-101 for all indications outside the United States and Canada. Bayer operates in over 80 countries and is well-positioned to commercialize ATX-101 outside the United States and Canada through its dermatology division, which reaches more than 50,000 dermatologists in markets worldwide. In connection with establishing the collaboration arrangement, we received an upfront payment of $43.6 million. In May 2012, we received a $15.8 million payment from Bayer triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101 after receipt of positive results from the European Phase III clinical trials for ATX-101. In addition, we also received $17.4 million from Bayer to fund certain further global development activities of ATX-101 under the terms of the collaboration arrangement. We remain eligible to receive up to approximately $297.0 million in additional payments contingent upon Bayer's achievement of specified regulatory and commercialization milestones pursuant to the collaboration arrangement. If ATX-101 is approved for commercial use in territories licensed to Bayer, we will also be eligible to receive escalating royalties in the mid- to high-teens based on Bayer's net product sales of ATX-101.

The Aesthetics Market

Today's culture places significant value on physical appearance, leading to widespread adoption of anti-aging and aesthetic treatments among the U.S. population. The aesthetics market has grown dramatically in the United States, driven by a large population of consumers who are looking to delay signs of aging and improve general appearance. In 2011, consumers spent nearly $10.0 billion on over 9.2 million physician-administered surgical and non-surgical aesthetic procedures in the United States, according to ASAPS. This reflects increasing demand for aesthetic procedures over more than a decade. A strong consumer preference for non-surgical options and the increasing availability of effective alternatives has prompted adoption of non-surgical aesthetic procedures by a broader patient population. These trends have made non-surgical procedures the primary driver of growth in the aesthetic medicine market, accounting for 82% of the total number of procedures performed in 2011.

Facial Aesthetics—a Large, Rapidly Growing Market

Leading the growth in the non-surgical aesthetic market are facial injectables, principally botulinum toxins and dermal fillers, which have solidified their place as the foundation of the aesthetic medicine market. According to GlobalData, in 2011 an estimated $2.1 billion was spent by clinicians globally on facial injectable drugs, and such spending is expected to grow at a compounded annual growth rate of 12% through 2018, as illustrated in Figure 1 below.

Source: GlobalData Facial Aesthetics (Botulinum Toxin, Dermal Fillers) - Global Pipeline Analysis, Competitive Landscape

Demand for facial injectable procedures is driven by the considerable importance of the face to overall appearance. Patients seek these procedures to help achieve a more youthful and rejuvenated appearance and preserve anatomical landmarks, while avoiding long recovery periods and the unnatural appearance that may result from surgery. As such, injectables attract a significantly broader demographic compared to invasive surgery for neck or face lifts. ASAPS reports that younger patients are increasingly opting for facial injectable treatments to delay the appearance of lines and wrinkles. In addition, older men are increasingly trying to minimize and delay the signs of aging and are seeking facial injectable treatments, a market that has traditionally been dominated by female patients. In the United States and Canada, facial injectable procedures represented 44% of all physician-administered aesthetic procedures in the United States and Canada in 2011, and are the fastest growing segment of the aesthetic medicine market, according to ASAPS.

As most aesthetic procedures are entirely patient funded (not reimbursed by a third-party payor) and discretionary, there was an expectation that aesthetic procedure volume would decrease dramatically due to the recent global recession. Despite a decrease in procedure volumes between 2009 and 2010 as a result of the economy, injectable facial treatments proved relatively resilient, while high-cost aesthetic procedures experienced a steeper decline. We believe consumers' desire to minimize and delay the signs of aging will continue to fuel the growth in facial injectable procedures.

According to ASAPS, approximately 5.7 million facial injectable procedures were performed in the United States in 2011. Based on ASAPS reports and other industry sources, we estimate that approximately 1.9 million patients received botulinum toxin and dermal filler procedures in 2011. The number of facial injectable procedures in North America is expected to grow at a compounded annual growth rate of over 12% through 2016, according to industry sources. We believe this projected growth in the facial injectable market will be driven by a number of trends including:

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high patient demand for non-invasive aesthetic procedures;

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positive media promotion leading to heightened patient awareness and education and expanding patient pool/demographics;

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affordability (relative to invasive surgical aesthetic procedures) driven by competitive pricing pressures;

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more indications for current products, new product approvals and emerging alternative technologies;

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increasing popularity of receiving several treatments in combination; and

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more physician specialties performing facial injectable procedures.

Beyond the United States and Canada, the facial aesthetics market is also growing at a significant rate, with industry sources projecting the European facial injectable market to reach an annual growth rate of nearly 12% by 2016. We believe its long-term potential will approximate the North American market.

Patient and Physician Preference for Facial Injectables

We believe several factors contribute to patients' increased preference for facial injectables, including:

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significant and predictable results;

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a cost-effective alternative to surgery;

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minimal or no downtime;

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avoidance of the stigma associated with the potentially unnatural results of surgery; and

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high-degree of patient satisfaction.

In addition to offering features that are desirable to patients, facial injectable treatments also deliver benefits that are attractive to physicians, including:

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ease of injectable administration, with office visits typically lasting 15 to 20 minutes;

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high-degree of patient satisfaction leading to patient trust and loyalty;

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ability to command premium procedure fees to reflect physician expertise and artistry;

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patient self-pay, insulating physicians from medical reimbursement risk;

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no capital equipment requirements and limited upfront costs; and

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demonstrated safety and efficacy supported by FDA approval.

We believe these benefits will drive rapid adoption of new FDA-approved injectable treatments among dermatologists and plastic surgeons, who together perform a significant majority of these procedures.

Unmet Need for Injectable Therapy For Double Chin

Botulinum toxins and dermal fillers have created a market for non-surgical facial rejuvenation of the upper and mid-face. Despite this, undesirable submental fat, or "double chin," remains an important yet unaddressed aesthetic target for injectable facial treatments. The following graphic depicts the areas of the face in which currently-approved injectable products are used, and highlights the lack of treatments for undesirable submental fat, or double chin.

According to Dermatologic Therapy, cosmetic patients often express concern over fat under the chin. In our assessment of 385 patients currently using botulinum toxins and dermal fillers, 78% had treatable fat in this area.

Despite the patient and physician shift in favor of non-surgical and injectable procedures, there are no FDA-approved drugs for the reduction of submental fat, and liposuction and other surgical procedures remain the only proven treatment options. Although effective at fat reduction, these procedures often involve significant pain, downtime and expense, and involve the risks associated with invasive surgery. Specifically, submental liposuction requires wearing a wrap or sling for up to two weeks post-surgery to promote re-adherence of the skin.

Our Injectable Solution to Reshape the Chin

ATX-101 is an injectable, facial treatment that we are initially developing to reduce unwanted fat under the chin. Excess submental fat appears in an area of the body that is not easily concealed with clothing, makeup or accessories and has been found to impact adversely a patient's self-perception. If approved by applicable regulatory authorities, we believe ATX-101 will be an attractive non-surgical solution for the reduction of submental fat, representing a new product category within the rapidly growing facial aesthetics market, for the following reasons:

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Significant, meaningful and durable results.  Our clinical studies demonstrated a marked reduction in submental fat, which corresponded with patient satisfaction measures demonstrating meaningful improvement in perceived chin appearance. As in our Phase IIb study, in the pivotal European Phase III trials, ATX-101 demonstrated statistically significant reduction of submental fat in all three efficacy measures: patient assessment, physician assessment and objective measures (magnetic resonance imaging, or MRI, in the Phase IIb studies and calipers in the Phase III trials). In addition, the results from the European Phase III trials demonstrated that treatment with ATX-101 resulted in a statistically significant improvement in patient happiness with the appearance of their "chin fat" and associated self-perception of and youthfulness, as well as a reduction in feeling embarrassed, bothered and self-conscious about the appearance of their "chin fat." Further, a preliminary analysis of our long-term follow-up study indicated that over 90% of subjects maintained at least the same level of correction approximately two years following their last treatment.

•
Ready group of target patients.  Our market research surveys indicated that 78% of existing botulinum toxin or dermal filler patients had excess treatable submental fat and that 89% of dermal filler patients were also botulinum toxin patients. Taken together, we believe these results indicate that patients who have undergone, or are currently receiving facial injectable treatments, are highly likely to adopt new, similar procedures. Our market research in 385 patients currently receiving botulinum toxin or dermal fillers indicated that 61% of such patients were likely to try ATX-101. Accordingly, we believe that there is a large, readily addressable market of experienced patients, already in our target physicians' practices, who are likely to adopt an injectable facial treatment for the reduction of submental fat to enhance their facial appearance.

•
Low barrier to physician adoption.  If approved, we expect ATX-101 to be an easily adopted solution for the reduction of submental fat. We believe the short treatment sessions and ease of administration should facilitate physician adoption of ATX-101 as a natural complementary therapy for physicians already administering botulinum toxins and dermal fillers. Unlike some aesthetic procedures that require a physician practice to acquire and make space for often expensive and bulky capital equipment, ATX-101 will not require capital equipment. In addition, given the patient self-pay model in aesthetic medicine, physicians receive procedure fees from patients at the time of service and are not exposed to potential reimbursement risks.

•
Facilitates physician practice expansion.  We believe ATX-101 will provide dermatologists and plastic surgeons an opportunity to expand the scope and reach of their current aesthetic medicine practices. If approved, ATX-101 for submental fat reduction will be positioned as a naturally complementary procedure for experienced toxin and dermal filler patients, while potentially being an attractive point of entry for new patients that have never received an aesthetic procedure. For example, our market research indicates that men have a significantly higher interest in an injectable solution for submental fat reduction versus other facial injectable treatment options, but according to ASAPS, only comprised 9.1% of the facial injectable market in 2011. We believe ATX-101 provides an opportunity for dermatologists and plastic surgeons to address a broader patient demographic within the facial aesthetics market while also expanding the scope of treatments they can offer to their patient base.

•
A favorable safety profile with no or limited downtime.  ATX-101 has been well tolerated across all clinical studies completed to date, with the most notable side effects being local injection site reactions of typically mild to moderate severity, but without systemic adverse effects. Treatment with ATX-101 also avoids the inherent risks and recovery time associated with general anesthesia and invasive surgical methods. Together, these attributes could make ATX-101 an aesthetic option with limited or no downtime with most patients able to resume normal daily activity immediately after treatment.

We believe ATX-101, if approved, has the potential to reach long-term annual sales of $500 million in the United States.

Our Strategy

In order to achieve our objective of developing first-in-class, prescription products in aesthetic medicine, our near- and long-term strategies include:

Near-term:

•
Develop and commercialize ATX-101 in the United States and Canada for the non-surgical reduction of submental fat. We believe ATX-101 satisfies a significant unmet need and view it as a beachhead for our entry into the aesthetics market. If we are successful in receiving regulatory approval, we expect to build a sales organization to commercialize ATX-101 in the United States and Canada. We believe this would include establishing a specialty field sales force initially focused on core aesthetic dermatologists and plastic surgeons.

•
Maximize the value of ATX-101 through our collaboration arrangement with Bayer.  This collaboration allows early access to clinical data, substantial operating funding, and efficient, effective access to markets outside the United States and Canada. Bayer operates in over 80 countries and is well-positioned to commercialize ATX-101 through its dermatology division, which reaches more than 50,000 dermatologists in markets worldwide.

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Assess and prioritize future indications for ATX-101.  While we are initially developing ATX-101 for the reduction of submental fat, we expect to assess future potential treatment indications for ATX-101. Over time we may develop ATX-101 for the reduction of other small, localized fat deposits in the body with high aesthetic value.

Long-term:

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Build KYTHERA into a leading aesthetics company.  We are focused on high-value, self-pay aesthetic products that yield high patient satisfaction. We expect that ATX-101 will serve as a foundation for us to develop a franchise of aesthetic products. We intend to leverage ATX-101 to build KYTHERA into a leading biopharmaceutical company solely focused on aesthetics.

•
Leverage our biotechnology and aesthetics experience.  We strive to attract, retain and incentivize a unique team with significant biotech and aesthetic medicine capabilities to create an environment of high achievement. Our management team, with a combined 185 years of biotechnology and aesthetics experience, played a leadership role in securing FDA approval of marquee aesthetic products, such as BOTOX® and JUVEDERM®, and in successfully commercializing established biotechnology products such as Aranesp®, NEUPOGEN® and Neulasta®.

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Apply rigorous clinical, regulatory and scientific practices to the development of novel, FDA-regulated, aesthetic medicine product candidates such as ATX-101.  We were founded on the premise of combining the scientific and clinical rigor of biotechnology with the attractive market potential of aesthetics. We believe applying scientific rigor to our product candidates allows both patients and physicians to be confident that the product is efficacious and safe based on clinical data.

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Be capital efficient and opportunistically expand our product portfolio.  Our capital deployment decisions are an integral part of executing our strategy. To date, we have advanced ATX-101 into Phase III clinical development with an organization of approximately 40 people by taking a disciplined approach that utilizes a network of clinical research organizations and contract manufacturers. We are focused on differentiated opportunities in aesthetics, and have been disciplined in our evaluation of opportunities to date. We will continue to search for new opportunities and intend to advance only those product candidates that meet our criteria for innovation, novelty and large addressable markets.

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Continue to build a robust and defensible patent portfolio.  Our ATX-101 patent estate consists, on a worldwide basis, of over 70 issued or allowed patents, including foreign counterparts, and over 70 additional pending patent applications. We will continue to aggressively pursue additional patent protection as well as take appropriate measures to obtain and maintain proprietary protection for our innovative technologies.

Our Drug Candidate: ATX-101

ATX-101 is our proprietary, injectable formulation of sodium deoxycholate, a well-characterized component of human bile that is naturally occurring in the body to promote the breakdown of dietary fat. ATX-101 contains a synthetic form of sodium deoxycholate, and represents a promising potential injectable drug for reducing localized fat deposits. It has been observed to be well tolerated in Phase I, II and III studies for the reduction of submental fat. Sodium deoxycholate has a long track record of safe administration to humans and is a common excipient, or inactive ingredient, in the formulation of several marketed drug products.

Mechanism of Action

ATX-101 is designed to be a locally-injected drug that causes proximal, preferential destruction of adipocytes, or fat cells, with minimal effect on surrounding tissue. Upon subcutaneous injection under the skin, ATX-101 disrupts cell membranes in protein-poor tissues, such as fat, while being attenuated by interactions with protein-rich tissue, such as skin, muscle and blood vessels. This attenuation by protein-rich tissue results in the preferential destruction of adipocytes by ATX-101. The destruction of adipocytes, or adipocytolysis, elicits a natural response in which macrophages are attracted to remove cellular debris and fat particles through the lymphatic system. The macrophages also emit low levels of chemical messengers, known as cytokines, which attract fibroblasts, another cell type, to the area. Fibroblasts produce collagen, and it is believed that new collagen production, or neocollagenesis, promotes retraction of the skin in the areas of fat reduction. Importantly, the fat removal process with ATX-101 is incremental with each treatment, thereby allowing for control of the aesthetic outcome.

Nonclinical Program

In accordance with international guidelines and in consultation with the FDA, we have conducted a broad nonclinical development program for subcutaneously-administered ATX-101. The program included preclinical efficacy, safety pharmacology, pharmacokinetics/bioavailability and single/repeat-dose toxicity studies of ATX-101, including chronic studies of up to nine months duration. Genotoxicity, local tolerance and formulation bridging studies were also conducted, along with a complete battery of reproductive toxicity testing. Together, these studies supported the clinical development and anticipated future safety labeling of ATX-101 for the reduction of submental fat. We do not expect to be required by regulatory bodies to perform additional nonclinical studies.

Clinical Development Program

To support approval of ATX-101, we are pursuing a rigorous, science-based clinical development program. ATX-101 is the subject of four pivotal Phase III clinical trials for the reduction of submental fat, consisting of two ongoing trials in the United States and Canada, with total enrollment of more than 1,000 patients, and two recently completed trials in Europe that involved 723 total patients. These clinical trials were designed based on promising results observed in three multi-center, double-blind, placebo-controlled Phase II studies that evaluated various dosing regimens for ATX-101 and also served to validate potential efficacy endpoints, including patient and physician submental fat rating scales. Altogether, a total of 434 patients have participated in seven Phase I and Phase II clinical studies of ATX-101 for the treatment of submental fat reduction and two early studies for the treatment of superficial lipomas, a common type of benign fatty tumor found under the skin. An additional open-label long-term safety study of ATX-101 for the reduction of submental fat is ongoing in 162 patients. Overall, subcutaneous treatment with ATX-101 has been observed to be well tolerated across all clinical studies to date.

Clinical development of ATX-101 in the United States is being conducted under an Investigational New Drug Application, or IND, that was opened in December 2007 and is currently active with the FDA. In Canada, Europe and other territories, clinical development is being conducted under similar national clinical trial applications.

Phase I Clinical Studies

Six Phase I studies were conducted in a total of 101 patients and evaluated safety, tolerability, pharmacokinetics and/or histopathology following administration of ATX-101, as described below:

  Pharmacokinetic studies (2008-2009, 2011, 2012).    Three Phase I studies have been conducted to evaluate the pharmacokinetics of ATX-101. The first study was an open-label, single-center, dose-escalation, safety study was conducted in 24 patients. Each patient received a single ATX-101 treatment at 0-4mg/cm2, given subcutaneously into the submental fat, using a variety of concentrations, volumes and injection grid patterns. Treatment with ATX-101 was well tolerated. The most common adverse effects were mild-to-moderate local injection site reactions. Peak deoxycholate blood levels occurred within about 30 minutes after administration of ATX-101 and were dose-related. At all doses, deoxycholate returned to endogenous levels within 12 to 24 hours. The second study was an open-label, single-center, cross-over study in five patients that compared blood levels of deoxycholate following injection of ATX-101 into the abdomen or submental fat. Comparable overall exposure was observed when ATX-101 was injected into the two locations, although peak exposure was somewhat higher following injection into submental fat. The third study was an open-label, single-center study conducted in 24 patients to determine the pharmacokinetics of injecting a single dose of ATX-101 in its final proposed commercial formulations. Each patient received a single ATX-101 treatment at 2 mg/cm2, given subcutaneously into the submental fat. No serious adverse events were reported and no subjects were discontinued due to adverse events.

  Histology study (2008-2009).    In this open-label, vehicle-controlled, multi-center study, various doses of ATX-101 were injected into the abdominal fat of 14 patients who were scheduled to undergo abdominoplasty at differing time points. Histological evaluation of the excised fat tissue demonstrated the initial destruction of adipocytes followed by a local immune response and thickening of fibrous septae within the fat tissue consistent with the proposed mechanism of action of ATX-101.

  Lipid study (2010-2011).    This 10-patient, open-label, single-center study evaluated blood levels of lipids and other biological markers following administration of ATX-101. Results confirmed that adipocytolysis induced by ATX-101 did not result in adverse levels of serum lipids (including cholesterol, triglycerides and free fatty acids) or metabolic and inflammatory markers.

  Formulation tolerability study (2010).    The comfort and tolerability of two formulations of ATX-101, one with and one without a benzyl alcohol preservative, were compared in 24 patients in this single-dose study. Both formulations were considered acceptable for use in future studies. We intend to use the benzyl alcohol formulation for the U.S. market and the formulation without benzyl alcohol for Europe and certain other countries.

Clinical Development in Reduction of Submental Fat

In Phase II studies and Phase III clinical trials, the following key measures were developed and assessed:

  •
  Clinician-Reported Submental Fat Rating Scale (CR-SMFRS):  a physician assessment of the prominence and convexity of submental fat on a 5-point ordinal scale (0-none, 1-mild, 2-moderate, 3-severe, 4-extreme).

  •
  Patient-Reported Submental Fat Rating Scale (PR-SMFRS):  a patient self-assessment of the amount of their "chin fat" on a 5-point ordinal scale (0-none, 1-slight, 2-moderate, 3-large, 4-very large).

  •
  Subject-Self Rating Scale (SSRS):  a patient self-assessment of satisfaction with the appearance of their face and chin on a 7-point ordinal scale (0-extremely dissatisfied, 1-dissatisfied, 2-somewhat dissatisfied, 3-neither satisfied nor dissatisfied, 4-somewhat satisfied, 5-satisfied, 6-extremely satisfied) when asked the following question:

  "...how satisfied do you feel with your appearance at the present time whether or not in your judgment it is due to treatment with ATX-101?"

  •
  Patient-Reported Submental Fat Impact Scale (PR-SMFIS):  a patient self-assessment, each on a 10-point ordinal scale, of their perception measuring:

  •
  How happy are you with the appearance with your chin fat?

  •
  How bothered are you by the appearance of your chin fat?

  •
  How self-conscious are you about the appearance of your chin fat?

  •
  How embarrassed are you about the appearance of your chin fat?

  •
  How much older do you look because of your chin fat?

  •
  How much overweight do you look because of your chin fat?

  •
  Patient Satisfaction with Treatment:  a patient self-assessment of satisfaction with treatment measured on a 7-point ordinal scale (0-extremely dissatisfied, 1-moderately dissatisfied, 2-a little dissatisfied, 3-neither satisfied nor dissatisfied, 4-a little satisfied, 5-moderately satisfied, 6-extremely satisfied).

  •
  Change in Submental Fat Volume via Magnetic Resonance Imaging, or MRI:  an objective measure of submental volume within a 1 cm wide sagittal slice acquired through MRI measured in cubic millimeters (mm3).

  •
  Change in Submental Fat Thickness via Calipers:  an objective measure of submental fat thickness measured in millimeters (mm).

Figure 2. Summary of Statistical Significance of ATX-101 Effects Compared to Placebo

The following table (Figure 2) summarizes the results from our completed U.S. Phase IIb study and European pivotal Phase III trials:

Endpoint	Measure (all vs. placebo)	Phase IIb (up to 6 Tx, @ 28 days)		EU Phase III (up to 4 Tx, @ 28 days)			
				ATX-101-10-16		ATX-101-01-17	
		1 mg/cm^2 (n=40)	2 mg/cm^2 (n=42)	1 mg/cm^2 (n=120)	2 mg/cm^2 (n=121)	1 mg/cm^2 (n=120)	2 mg/cm^2 (n=122)
CR-SMFRS	mean Δ	$p = 0.052$	$p = 0.003$	$p < 0.0001$	$p < 0.0001$	$p < 0.0001$	$p < 0.0001$
	% of patients with ≥ 1 pt improvement	$p = 0.016$	$p = 0.003$	$p < 0.001$	$p < 0.001$	$p < 0.001$	$p < 0.001$
	% of patients with ≥ 2 pt improvement	NS	NS	$p = 0.028$	$p < 0.001$	$p = 0.020$	$p = 0.021$
PR-SMFRS	mean Δ	NS	$p < 0.001$	$p < 0.0001$	$p < 0.0001$	$p < 0.0001$	$p < 0.0001$
	% of patients with ≥ 1 pt improvement	NS	$p = 0.022$	$p < 0.001$	$p < 0.001$	$p < 0.001$	$p < 0.001$
	% of patients with ≥ 2 pt improvement	NS	$p = 0.011$	$p = 0.015$	$p < 0.001$	$p < 0.001$	$p < 0.001$
SSRS	% of patients ≥ 4	$p = 0.005$	$p < 0.001$	$p < 0.001$	$p < 0.001$	$p < 0.001$	$p < 0.001$
PR – SMFIS (each measure*)	mean Δ	$p < 0.05$*	$p \leq 0.001$	$p \leq 0.01$	$p < 0.0001$	$p \leq 0.001$	$p < 0.001$
MRI Volume	mean Δ	$p < 0.05$	$p = 0.006$	nm	nm	nm	nm
Calipers	mean Δ(%)	nm	nm	$p < 0.001$	$p < 0.001$	NS	$p = 0.046$
Global Post-Tx Satisfaction	% of patients ≥ 4	$p < 0.001$	$p < 0.001$	$p < 0.0001$	$p < 0.0001$	$p = 0.0001$	$p = 0.0001$

* except "Self-Conscious" and "Overweight" measures NS, overall score: p =0.005.

"Δ" signifies change, "nm" signifies not measured, "Tx" signifies treatment

"NS" signifies not statistically significant (p >0.05)

For secondary measures of PR-SMFRS, PR-SMFIS, MRI Volume, Calipers and Global Post-Tx Satisfaction, analysis includes only subjects with available data.

Phase II Clinical Studies

Three multi-center, randomized, double-blind, placebo-controlled Phase II studies were conducted in 284 patients and evaluated various dosing regimens of ATX-101 vs. placebo for the reduction of submental fat. The Phase II program included two early Phase IIa studies, which formed the basis for Bayer's European Phase III trials, and one Phase IIb study that provided the basis for the U.S. and Canadian Phase III trials.

  Phase IIa Studies (2007-2008).    The two initial Phase IIa studies were conducted in a total of 155 patients. The first study evaluated various concentrations of ATX-101 administered subcutaneously directly into the submental fat, using a grid pattern of small-volume injections. The exact number of injections was at the discretion of the clinician based on the distribution of submental fat in each particular patient. In a similar manner, the second Phase IIa study utilized a constant concentration of ATX-101 and varied the volume of each injection and the spacing of the grid pattern. In both studies, patients received up to four treatments at 28-day intervals, and agreed to maintain consistent diet and exercise practices throughout the study in order to minimize potential changes in body weight. Principal efficacy measures in these two early studies were the CR-SMFRS and a 7-point patient-reported outcome scale, or PRO, assessing satisfaction with appearance of the face and chin. These rating instruments are similar to other rating scales used for approved aesthetic drug products and/or medical devices, such as botulinum toxins and dermal fillers. For both measures, we observed statistically significant improvements in patients treated with ATX-101, particularly patients dosed at 1 or 2 mg/cm2 and, following discussions with various European regulatory authorities, the Phase IIa data were deemed sufficient to inform the design of Bayer's European pivotal Phase III clinical trials.

  Phase IIb Study (2009-2010).    Subsequent discussions with the FDA led to the development of additional submental fat assessment tools, including the PR-SMFRS, which parallels the clinician-reported assessment, and the PR-SMFIS, which assesses the visual and psychological impacts of "chin fat." These patient-reported scales, along with the CR-SMFRS, were rigorously validated, including demonstrations of multi-patient and multi-physician inter- and intra-rater reliability. These scales were used along with MRI assessments in a definitive Phase IIb dose-ranging study in 129 patients. This study compared ATX-101 at 1 or 2 mg/cm2 vs. placebo in patients with moderate to severe submental fat. As in our Phase IIa studies, the exact number of injections of ATX-101 in our Phase IIb study was at the discretion of the clinician based on the distribution of submental fat for each particular patient. Patients were allowed to receive up to six treatments at 28-day intervals and, as in previous studies, were requested to maintain consistent diet and exercise practices. Results from this study indicated that both doses were superior to placebo in most measures; however, the higher 2 mg/cm2 dose appeared to consistently outperform the lower 1 mg/cm2 dose. Compared to placebo-treated patients, dose-related improvements were observed in ATX-101-treated patients for mean changes in CR-SMFRS ratings (Figure 3), mean changes in PR-SMFRS ratings (Figure 4) and mean changes in submental fat volume (Figure 5) as assessed using MRI. In addition, treatment with ATX-101 resulted in improvements in patients' self-perception related to their submental fat as measured by the PR-SMFIS (Figure 6). Treated patients reported statistically significant increases in happiness with the appearance of their "chin fat" and self-perceptions of youthfulness and looking less overweight. The patients also reported feeling significantly less embarrassed, bothered and self-conscious about the appearance of their "chin fat."

Across all three Phase II studies, ATX-101 was well tolerated in all dosing regimens. The observed safety profile of ATX-101 is characterized by transient, local injection site reactions of typically mild to moderate severity. Pain was the most common injection site reaction, followed by numbness, bruising, swelling, induration and redness. Less frequently, itching, nodules and tingling were reported. Most of the injection site reactions resolved within the 28-day treatment interval, with some cases extending beyond the treatment interval gradually diminished over the treatment period. Rare instances of transient facial nerve or muscle impairment, which typically manifests as an asymmetric smile, were reported in less than 0.2% of procedures across all studies to date and, in each case, resolved within the study period. Across studies, the 1 and 2 mg/cm2 dosing regimens selected for use in later European Phase III trials appeared to have slightly better tolerability than other regimens that included higher ATX-101 concentrations or volumes, or tighter injection grid spacing.

All figures below are based on "Intent-to-Treat," or ITT, population which comprises all randomized subjects with baseline efficacy data. For regulatory purposes, the primary efficacy analyses will be based on the ITT population. Statistically significant results at various levels are denoted by asterisks or p-values in the figures below. The p-value is the probability that the reported result was achieved purely by chance (e.g., a p-value ≤0.01 means that there is a 1% chance that the difference between the placebo group and the treatment group is purely due to chance). A p-value ≤ 0.05 is a commonly used criterion for statistical significance. The symbol "n" is used to denote sample size per group.

Figure 3. Phase IIb study, Mean Change from Baseline in Clinician Rating, CR-SMFRS, by Treatment Group

Figure 4. Phase IIb study, Mean Change from Baseline in Patient Rating, PR-SMFRS, by Treatment Group

Figure 5. Phase IIb study, Mean Change from Baseline in MRI Volume of Submental Fat by Treatment Group

Figure 6. Phase IIb study, Mean Change from Baseline in Patient Rating, PR-SMFIS, by Treatment Group

Representative before/after photographs of three Phase IIb patients, one male and two females, are shown in Figures 7, 8 and 9, respectively.

Figure 7. Phase IIb study, 32-year-old male

This 32-year-old male entered the Phase IIb study with his baseline submental fat rated as grade 3 (severe) on both the clinician-rated scale (CR-SMFRS) and patient-rated scale (PR-SMFRS). By the end of study at week 32, he achieved a 1-grade reduction in submental fat according to the clinician-reported scale and a 2-grade reduction according to the patient-reported scale.

Baseline	Week 32

BMI=25.2	CR-SMFRS=3	BMI=25.2	CR-SMFRS=2
Wt=81.8 kg	PR-SMFRS=3	Wt=81.8 kg	PR-SMFRS=1

Figure 8. Phase IIb study, 33-year-old female

This 33-year-old female entered the Phase IIb study with her baseline submental fat rated as grade 2 (moderate) on both the clinician-rated scale (CR-SMFRS) and patient-rated scale (PR-SMFRS). By the end of study at week 32, she achieved a 1-grade reduction in submental fat according to both the clinician- and patient-reported scales.

Baseline	Week 32

BMI=25.8	CR-SMFRS=2	BMI=26.5	CR-SMFRS=1
Wt=68.6 kg	PR-SMFRS=2	Wt=70.5 kg	PR-SMFRS=1

Figure 9. Phase IIb study, 52-year-old female

This 52-year-old female entered the Phase IIb study with her baseline submental fat rated as grade 2 (moderate) on both the clinician-rated scale (CR-SMFRS) and patient-rated scale (PR-SMFRS). By the end of study at week 32, she achieved a 2-grade reduction in submental fat according to both the clinician- and patient-reported scales.

Baseline	Week 32

BMI=27.6	CR-SMFRS=2	BMI=26.7	CR-SMFRS=0
Wt=81.6 kg	PR-SMFRS=2	Wt=79.8 kg	PR-SMFRS=0

  Long-Term Phase II Follow-Up Study.    In an effort to assess long-term safety and duration of treatment effects, a separate observational study is capturing up to five years of long-term follow-up data on patients who completed Phase II studies of ATX-101 for submental fat reduction. A preliminary analysis of Phase IIa patients followed for two years indicated that the vast majority (>90%) of patients maintained at least the same level of aesthetic correction that was achieved during the preceding clinical trial. No long-term safety concerns were noted in the preliminary analysis.

Summary of Regulatory Endpoints

The table (Figure 10) below summarizes the regulatory endpoints developed during the Phase II studies and used in the Phase III clinical trials to measure ATX-101 performance. These patient and physician scales are similar to other rating scales used for approved aesthetic drug products and medical devices, such as botulinum toxins and dermal fillers, and the CR-SMFRS, PR-SMFRS and PR-SMFIS were validated using scientific principles and process recommendations per the FDA's Patient Reported Outcome Guidance (FDA, 2009) in an effort to ensure reliability, construct validity and sensitivity to change over time.

Figure 10.    Summary of Phase III Regulatory Endpoints

Bayer's European Pivotal Phase III Clinical Trials (2010-2012)

In Europe, Bayer conducted two identical pivotal, multi-center, randomized, double-blind, placebo-controlled, Phase III clinical trials designed to assess the efficacy, safety and tolerability of ATX-101, dosed at 1 or 2 mg/cm2, vs. placebo for the reduction of moderate to severe submental fat. The design of these trials was based on results from the prior Phase IIa studies and further informed by the then-ongoing development of additional patient-reported endpoints. Patients received up to four treatments at 28-day intervals and, as in previous studies, were requested to maintain consistent diet and exercise practices. Together, the trials have enrolled 723 patients in 57 centers in the United Kingdom, France,

Germany, Belgium, Spain and Italy. While analyses are ongoing, preliminary results are available and are discussed below for each trial:

  Trial ATX-101-10-16.    This trial, which included 363 patients, met the pre-specified primary endpoints by demonstrating statistically significant reduction of moderate to severe submental fat, for both the 1 and 2 mg/cm2 doses compared to placebo, as assessed by: percentage of patients with at least a 1-point improvement on the 5-point Clinician-Reported Submental Fat Rating Scale, or CR-SMFRS (Figures 11 and 12), and percentage of patients expressing satisfaction with their appearance in association with their face and chin as measured by a rating of 4 or higher on the 7-point Subject Self Rating Scale, or SSRS (Figure 13).

  In addition, treatment with ATX-101 resulted in dose-dependent, statistically significant improvements in a number of secondary outcomes measured by: the 5-point Patient-Reported Submental Fat Rating Scale, or PR-SMFRS (Figure 14), caliper measurements of the submental area (Figure 17), and patients' self-perception related to the appearance of their submental fat as measured by the Patient-Reported Submental Fat Impact Scale, or PR-SMFIS (Figure 15). Treated patients reported statistically significant increases in happiness with the appearance of their "chin fat" and associated self-perceptions of youthfulness and looking less overweight. The patients also reported feeling less embarrassed, bothered and self-conscious about the appearance of their "chin fat." Patients also reported a statistically significant difference in overall satisfaction with treatment as compared to placebo (Figure 16).

  In this trial, the observed safety profile of ATX-101 was characterized by transient, local injection site reactions of predominately mild to moderate severity. Pain was the most common injection site reaction, followed by swelling, bruising, numbness, redness and induration. Less frequently, itching, tingling and nodules were reported. Rare instances of transient facial nerve or muscle impairment, which typically manifests as an asymmetric smile, were reported in less than 0.2% of procedures across all studies to date and, in each case, resolved within the study period. While there was a higher incidence of pain rated as moderate or severe in this trial than in the Phase II studies, patient satisfaction with treatment was high, and patient withdrawal from treatment due to adverse events was similar and less than 10%. Incidence of the most commonly reported injection site reactions are shown below (Figure 18).

  Analyses of primary efficacy measures shown in the figures below are based on the protocol specified, "Intent-to-Treat," or ITT, population which comprises all randomized subjects with baseline efficacy data (CR-SMFRS or SSRS). The protocol specified, "Per Protocol," or PP, population comprises randomized subjects who have data at both baseline and Visit 7 for CR-SMFRS, SSRS, or both, and no major protocol violations. For secondary measures of PR-SMFRS, PR-SMFIS and Patient Satisfaction with treatment, analysis includes only subjects with available data. Statistically significant results at various levels are denoted by asterisks or p-values in the figures below. The p-value is the probability that the reported result was achieved purely by chance (e.g., a p-value ≤ 0.01 means that there is a 1% chance that the difference between the placebo group and the treatment group is purely due to chance). A p-value ≤ 0.05 is a commonly used criterion for statistical significance. The symbol "n" is used to denote sample size per group.

Figure 11. European Phase III Trial ATX-101-10-16, Percent of Patients with at least 1 Grade Improvement in Clinician Rating, CR-SMFRS, at Week 24 by Treatment Group

Figure 12. European Phase III Trial ATX-101-10-16, Mean Change from Baseline in Clinician Rating, CR-SMFRS, by Treatment Group

Figure 13. European Phase III Trial ATX-101-10-16, Percent of Patients Expressing Satisfaction With The Appearance of Their Face and Chin, SSRS ≥ 4, at Week 24 by Treatment Group

Figure 14. European Phase III Trial ATX-101-10-16, Mean Change from Baseline in Patient Rating, PR-SMFRS, at Week 24 by Treatment Group

Figure 15. European Phase III Trial ATX-101-01-16, Mean Change from Baseline in Patient Ratings, PR-SMFIS, at Week 24 by Treatment Group

Figure 16. European Phase III Trial ATX-101-10-16, Percent of Patients Expressing Satisfaction with Treatment, at Week 24 by Treatment Group, PP

"How Satisfied are You with the Treatment You Received in this Study?"

Figure 17. European Phase III Trial ATX-101-01-16, Mean Change [%] from Baseline in Caliper Measurements at Week 24 by Treatment Group

Figure 18. European Phase III, ATX-101-10-16, Incidence of Common Injection Site Reactions

  Trial ATX-101-10-17.    This trial, which included 360 patients, also met the pre-specified primary endpoints by demonstrating statistically significant reduction of moderate to severe submental fat, for both the 1 and 2 mg/cm2 doses compared to placebo, as assessed by: percent of patients with at least a 1-point improvement on the 5-point Clinician-Reported Submental Fat Rating Scale, or CR-SMFRS (Figures 19 and 20), and percentage of patients expressing satisfaction with their appearance in association with their face and chin as measured by a rating of 4 or higher on the 7-point Subject Self Rating Scale, or SSRS (Figure 21).

  Likewise, treatment with ATX-101 resulted in statistically significant improvements in a number of secondary outcomes measured by: the 5-point Patient-Reported Submental Fat Rating Scale, or PR-SMFRS (Figure 22), caliper measurements of the submental area (Figure 25), and patients' self-perception related to the appearance of their submental fat as measured by the Patient-Reported Submental Fat Impact Scale, or PR-SMFIS (Figure 23). Treated patients reported statistically significant increases in happiness with the appearance of their "chin fat" and associated self-perceptions of youthfulness and looking less overweight. The patients also reported feeling significantly less embarrassed, bothered and self-conscious about the appearance of their "chin fat." Patients also reported a statistically significant difference in overall satisfaction with treatment as compared to placebo (Figure 24).

  In this trial, the observed safety profile of ATX-101 was consistent with that observed in Trial ATX-101-10-16 and was characterized by transient, local injection site reactions of predominately mild to moderate severity. Pain was the most common injection site reaction, followed by swelling, bruising, numbness, redness and induration. Less frequently, itching, tingling and nodules were reported. Rare instances of transient facial nerve or muscle impairment, which typically manifest as an asymmetric smile, were reported in less than 0.2% of procedures across all studies to date and, in each case, resolved within the study period. While there was a higher incidence of pain rated as moderate or severe in this trial than in the Phase II studies, patient satisfaction with treatment was high, and patient withdrawal from treatment due to adverse events was similar and less than 10%. Incidence of the most commonly reported injection site reactions are shown below (Figure 26).

  Analyses of primary efficacy measures shown in the figures below are based on the protocol specified, "Intent-to-Treat," or ITT, population which comprises all randomized subjects with baseline efficacy data (CR-SMFRS or SSRS). The protocol specified, "Per Protocol," or PP, population comprises randomized subjects who have data at both baseline and Visit 7 for CR-SMFRS, SSRS, or both, and no major protocol violations. For secondary measures of PR-SMFRS, PR-SMFIS and Patient Satisfaction with treatment, analysis includes only subjects with available data. Statistically significant results at various levels are denoted by asterisks or p-values in the figures below. The p-value is the probability that the reported result was achieved purely by chance (e.g., a p-value ≤ 0.01 means that there is a 1% chance that the difference between the placebo group and the treatment group is purely due to chance). A p-value ≤ 0.05 is a commonly used criterion for statistical significance. The symbol "n" is used to denote sample size per group.

Figure 19. European Phase III Trial ATX-101-10-17, Percent of Patients with At Least 1 Grade Improvement in Clinician Rating, CR-SMFRS, at Week 24 by Treatment Group

Figure 20. European Phase III Trial ATX-101-01-17, Mean Change from Baseline in Clinician Rating, CR-SMFRS, by Treatment Group

Figure 21. European Phase III Trial ATX-101-01-17, Percent of Patients Expressing Satisfaction With The Appearance of Their Face and Chin, SSRS ≥ 4, at Week 24 by Treatment Group

Figure 22. European Phase III Trial ATX-101-10-17, Mean Change from Baseline in Patient Rating, PR-SMFRS, at Week 24 by Treatment Group

Figure 23. European Phase III Trial ATX-101-10-17, Mean Change from Baseline in Patient Ratings, PR-SMFIS, at Week 24 by Treatment Group, PP

Figure 24. European Phase III Trial ATX-101-10-17, Percent of Patients Expressing Satisfaction with Treatment, at Week 24 by Treatment Group

Figure 25. European Phase III Trial ATX-101-10-17, Mean Change [%] from Baseline in Caliper Measurements at Week 24 by Treatment Group

Figure 26. European Phase III, ATX-101-10-17, Incidence of Common Injection Site Reactions

Representative before/after photographs of four Phase III female patients are shown in Figures 27, 28, 29 and 30.

Figure 27. European Phase III, 36-year-old female

This 36-year-old female entered the Phase III trial with her baseline submental fat rated as grade 2 (moderate) on both the clinician-rated scale (CR-SMFRS) and patient-rated scale (PR-SMFRS). By the end of study at week 24, she achieved a 1-grade reduction in submental fat according to the CR-SMFRS, a 2-grade reduction according to the PR-SMFRS, and a 3-point improvement in satisfaction with the appearance of her face and chin (SSRS).

Figure 28. European Phase III, 33-year-old female

This 33-year-old female entered the Phase III trial with her baseline submental fat rated as grade 2 (moderate) on the clinician-rated scale (CR-SMFRS) and grade 1 (mild) on the patient-rated scale (PR-SMFRS). By the end of study at week 24, she achieved a 2-grade reduction in submental fat according to the CR-SMFRS, and a 4-point improvement in satisfaction with the appearance of her face and chin (SSRS).

Figure 29: European Phase III, 38-year-old female

This 38-year-old female entered the Phase III trial with her baseline submental fat rated as grade 2 (moderate) on both the clinician-rated scale (CR-SMFRS) and patient-rated scale (PR-SMFRS). By the end of study at week 24, she achieved a 0-grade reduction in submental fat according to the CR-SMFRS, a 1-grade reduction according to the PR-SMFRS, and a 3-point improvement in satisfaction with the appearance of her face and chin (SRSS).

Figure 30. European Phase III, 42-year-old female

This 42-year-old female entered the Phase III trial with her baseline submental fat rated as grade 2 (moderate) on both the clinician-rated scale (CR-SMFRS) and patient-rated scale (PR-SMFRS). By the end of study at week 24, she achieved a 1-grade reduction in submental fat according to the CR-SMFRS and PR-SMFRS and a 2-point improvement in satisfaction with the appearance of her face and chin (SRSS).

Results from these trials were received in the second quarter of 2012 and are anticipated to provide the basis for Bayer's regulatory submissions for approval of ATX-101 in countries in Europe, which we expect to occur in 2013.

Bayer has also initiated a two-year, non-treatment, follow-up trial on a subset of patients from the European Phase III trials to assess long-term safety and duration of treatment effects.

U.S. and Canadian Pivotal Phase III Clinical Trials—"REFINE-1" and "REFINE-2"

Based on study results to date, as well as substantive discussions with the FDA, our U.S. and Canadian pivotal Phase III trials were designed following the treatment regimen used in our completed Phase IIb study. These trials were designed to test against regulatory approval requirements using rigorous statistical analysis of validated physician and patient scales. These patient and physician scales are similar to other rating scales used for approved aesthetic drug products and medical devices, such as botulinum toxins and dermal fillers. As a substantiating objective measure, MRI will be used to directly measure the change in submental fat volume following treatment with ATX-101. In addition, secondary and other measures will evaluate patient satisfaction, perception of change and the psychological impacts associated with reduction of submental fat.

Our pivotal U.S. and Canadian Phase III trials, known as REFINE-1 and REFINE-2, or Randomized Double-blind Evaluation of Submental Fat Reduction IN ATX-101 TrEated Patients, were initiated in March 2012 and are designed to confirm the efficacy, safety and tolerability of ATX-101 for reduction of moderate to severe submental fat. These trials are identical multi-center, randomized, double-blind, placebo-controlled trials that compare subcutaneous injections of ATX-101 dosed at 2 mg/cm2 to similar injections of placebo, with the primary efficacy assessments at 12 weeks after final treatment. Patients may receive up to six treatments at 28-day intervals and agree to maintain consistent diet and exercise practices throughout the study in order to minimize potential changes in body weight. The trials are being conducted in approximately 70 centers across the United States and Canada. We have enrolled more than 1,000 patients across the two trials, randomized (1:1, or a sample size of 250 patients per arm, per trial) to ATX-101 or placebo.

These Phase III trials have as principal efficacy measures both the CR-SMFRS and the PR-SMFRS. The two scales will be used together as a composite to define a responder as a patient who simultaneously achieves a pre-defined threshold of improvement on both measures. Such a composite analysis is designed to eliminate variances that may be seen in data from either scale alone and substantially increases the difficulty in achieving any given threshold of improvement. These trials pre-specify two different thresholds as co-primary endpoints: a 1-grade improvement in the CR-SMFRS / PR-SMFRS composite, and a 2-grade improvement in the CR-SMFRS / PR-SMFRS composite. As co-primary endpoints, both must be achieved for trial success. ATX-101 studies to date indicate that a 1-grade improvement represents a meaningful and positive change to both patients and physicians as indicated by high patient satisfaction and the patient's global impression of change. Based on FDA guidance on interpretation of Patient Reported Outcomes, these scores are used as an "anchor-based" method to establish a clinically meaningful threshold of response. The requirement of a 2-grade composite threshold represents a more difficult statistical standard for both product and scale performance.

To better understand product performance, secondary endpoints will measure patients' self-perception related to the appearance of their submental fat as measured by the Patient-Reported Submental Fat Impact Scale, or PR-SMFIS, including treatment related impacts in patients' happiness with the appearance of their "chin fat" as well as associated self-perceptions of youthfulness, looking overweight, or feeling embarrassed, bothered or self-conscious about the appearance of their "chin fat." In addition, these trials will measure the change in volume of submental fat using MRI in a subset of approximately 400 patients at selected centers. We completed enrollment in these trials in August 2012 and expect to report topline results in mid-2013. These trials are expected to form the basis for our NDA for approval of ATX-101 for the treatment of moderate to severe submental fat.

Analysis of European Phase III Trial Results to Inform U.S. and Canadian pivotal Phase III Clinical Trial Design

Although the design of our U.S. and Canadian pivotal Phase III trials allows up to six treatments while the pivotal European Phase III trials were limited to four treatments, we have analyzed the data from the European Phase III trials to inform the initial sizing projections for our ongoing Phase III trials. We conducted a post hoc analysis combining the data from the two pivotal European Phase III trials which yielded a sample size of approximately 240 patients in each of the 2 mg/cm2 and placebo groups, comparable to the 250 patients per dose arm planned in the U.S. Phase III trials. While the European Phase III clinical trials did not pre-specify the CR-SMFRS / PR-SMFRS composite analysis of the endpoints as specified in the U.S. Phase III clinical trials, the post hoc analysis can be used to estimate composite response rates. From analysis of the combined studies, we noted that the 2 mg/cm2 dose arm met the co-primary, composite endpoints being used in the U.S. Phase III trials by demonstrating statistically significant reduction vs. placebo of moderate to severe submental fat, as measured by the CR-SMFRS / PR-SMFRS composite, where patients are required to achieve an improvement on both scales simultaneously, at pre-defined thresholds of both (a) a composite 1-grade improvement (49.0% vs. 15.5%, p <0.001), and (b) a composite 2-grade improvement (7.5% vs. 0.4%, p<0.001). For reference, the response rates observed in the Phase IIb study, where patients received up to six treatments, were (a) a composite 1-grade improvement (57.1% vs. 22.2%, p <0.001), and (b) a composite 2-grade improvement (9.5% vs. 2.2%, not significant).

Based on these results, no adjustments are planned for our ongoing U.S. pivotal Phase III trials.

Additional Planned Clinical Studies of ATX-101 for Reduction of Submental Fat

We plan to initiate a clinical study focused on standard QT/QTc evaluations. Prior to our NDA submission to the FDA, we will initiate further clinical studies of ATX-101 focusing on patients with extreme amounts of submental fat and in patients over age 65. Completion of the clinical studies in extreme submental fat and patients over 65 are not required for our NDA submission of ATX-101.

Other Completed Clinical Studies

As noted above, a Phase I/II study was conducted in a total of 78 patients to evaluate the potential of ATX-101 as a treatment for superficial lipomas. In these studies, ATX-101 was administered directly into the lipomas by intralipomal injection, and the observed safety profile was similar to that seen in submental fat studies. Adverse effects typically consisted of mild-to-moderate local injection site reactions. While the specific adverse events were similar to those seen in our submental fat studies, the occurrence of local skin ulcerations above the lipomas of four patients appeared to be a notable difference. These occurred at higher doses (avg=7.5 mg/cm2) than are currently being tested and were believed to be due to reflux of excess ATX-101 from encapsulated lipomas. In addition, although there were suggestions of potential efficacy in terms of lipoma size reductions, the magnitude of effect was considered insufficient to warrant further study.

Sales and Marketing

We currently have limited marketing capabilities and no sales organization. We have retained all commercial rights to ATX-101 in the United States and Canada and, if ATX-101 is approved by the FDA, expect to access the market through a focused, specialized sales force. For territories outside of the United States and Canada, we have granted our collaborator, Bayer, exclusive rights to develop and commercialize ATX-101 for all indications.

Core Physicians

According to market research, dermatologists and plastic surgeons performed 60% to 80% of facial injectable procedures in 2010 in the United States. If approved for sale, we will focus our initial marketing of ATX-101 on those core dermatologists, plastic surgeons and facial plastic surgeons we identify as having substantial experience in performing facial injectable procedures. While plastic surgery specialties currently have tools, such as liposuction, for submental fat reduction, ATX-101, if approved as of today, would represent a significant opportunity to expand the number of potential patients. For the dermatologist community, ATX-101, if approved, will provide the only approved non-surgical tool for reduction of submental fat.

Patient Targeting

Our research indicates that the potential for ATX-101 to provide meaningful changes to lower facial appearance will interest both injectable "experienced" and injectable "naive" patients (i.e., patients that have not received injectable toxins or fillers). According to ASAPS, in 2011 there were an estimated 4.0 million cosmetic botulinum toxin procedures and 1.7 million dermal filler procedures performed in the United States and Canada, all of which were for aesthetic purposes. In an analysis of 207 respondents based on general market research conducted by us, 45% indicated that they were likely to try ATX-101 based on the product profile. In addition industry research conducted in 2008 indicated that 24% of women aged 30 to 60 years old with a household income of $50,000 or greater would consider botulinim toxin and/or dermal filler medical aesthetic procedure. The likely early adopters of ATX-101 will be injectable experienced patients, however, we also plan to target injectable-naive patients, as we believe ATX-101 provides a solution for a commonly desired aesthetic improvement. In 2011, women comprised 91% of the injectable procedures market; however, our internal market research indicates that men have a significantly higher interest in an injectable solution for reducing submental fat than other facial injectable treatments.

Competition

The aesthetic product market, and the facial aesthetic market in particular, is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. Demand for ATX-101 could be limited by the treatments, products and technologies offered now or in the future. We and Bayer are seeking regulatory approval of ATX-101 for the reduction of submental fat. While we do not believe there are any other approved injectable treatments designed specifically for this indication, we anticipate that ATX-101, if approved, will face significant competition from surgical alternatives for submental fat reduction and other medical device technologies designed for the reduction of fat.

Surgical Submental Fat Reduction Market

Liposuction and neck surgical procedures remain the primary treatment options for submental fat reduction. While we believe that most patients seeking facial aesthetics prefer non-surgical modalities, we do expect that ATX-101 may compete indirectly with liposuction for physician preference and resources.

FDA Approved Technologies for Fat Reduction

The FDA has approved several medical devices for fat reduction. Although at this time none of these devices have been approved for the treatment of submental fat, there is the possibility that these devices could develop alternative application methods to accommodate use on the submental region. In addition, we may in the future face competition from new and emerging technologies.

Aesthetic Medicine Market Competition

Injectable botulinum toxins and dermal fillers dominate the aesthetic medicine market for facial rejuvenation. While we believe ATX-101 will be a complementary procedure to these existing facial injectables, for some patients we may compete for a share of their discretionary budget and share of mind within the physician's office for improving facial aesthetics.

Many of our potential competitors are large, experienced companies that have substantially greater resources and brand recognition than we do. For a description of the risks we face related to competition, please see "Risk Factors—Risks Related to Our Business—ATX-101, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration" and "—The commercial success of ATX-101, if approved, will depend on broad physician adoption and use of ATX-101."

We believe that ATX-101 will compete largely on the basis of the following competitive factors: significant, meaningful and durable results; a ready group of target patients; favorable safety profile with limited or no downtime as compared to surgical alternatives; low barrier to physician adoption and the ability to facilitate physician practice expansion; our collaboration strategy with Bayer for sales outside the United States and Canada; and the effectiveness of sales and marketing programs and initiatives.

Strategic Relationships

ATX-101 Collaboration with Bayer Outside of the United States and Canada

In August 2010, we entered into a License Agreement with Bayer Consumer Care AG that provides for an exclusive license to develop, manufacture and commercialize ATX-101 outside of the United States and Canada. In connection with this license agreement, we entered into a related Services, Research, Development and Collaboration Agreement with Bayer's affiliate, Intendis GmbH, or collaboration agreement. We refer to these agreements jointly as our collaboration arrangement with Bayer, and we refer to Bayer Consumer Care AG and Intendis GmbH jointly as Bayer. In connection with the entry into the collaboration arrangement, Bayer paid us an upfront license fee of approximately $21.3 million and approximately $22.2 million for research and development to fund certain further global development activities of ATX-101. We remain eligible to receive up to approximately $297.0 million in additional payments contingent upon Bayer's achievement of specified regulatory and commercialization milestones, as well as escalating royalties from the mid- to high-teens on Bayer's net product sales of ATX-101. In May 2012, we received a $15.8 million payment from Bayer triggered by Bayer's decision to pursue continued development and regulatory approval for ATX-101 after receipt of positive results from the European Phase III clinical trials for ATX-101. In addition, we also received $17.4 million from Bayer to fund certain further global development activities of ATX-101 under the terms of the collaboration arrangement.

We worked together with Bayer on two European Phase III clinical trials from which positive topline results were announced in the second quarter of 2012.

License Agreement

Under the license agreement, each company is responsible for regulatory activities, interactions and submissions and commercial activities, including branding, within its territory. Bayer is responsible for the commercialization of ATX-101 outside of the United States and Canada, including conducting post-marketing clinical studies and preventing the sale of ATX-101 into unauthorized territories, and we are responsible for such activities in the United States and Canada. Bayer will utilize data from our nonclinical, clinical and drug substance manufacturing and quality programs for its European Marketing Authorization Application, among others. All ATX-101 clinical safety data will be shared between our companies.

Bayer may grant sublicenses under the license agreement as commercially necessary in Bayer's reasonable determination, and is obligated to pay us a portion of certain fees, milestones and royalties received pursuant to such sublicense.

We are responsible for all drug substance process development work and GMP drug substance supply. We are obligated to enter into and maintain agreements with suppliers and packagers to manufacture ATX-101 for clinical and other non-commercial uses of ATX-101 by us and Bayer. Furthermore, we are responsible for supplying sufficient quantities of synthetic deoxycholate to Bayer for commercial manufacture at a price equal to cost plus an agreed-upon management fee. Each company is responsible for its own commercial drug product manufacturing. In 2011, we completed method and analytic technology transfer to support Bayer's ATX-101 drug product manufacturing.

We are responsible for worldwide ATX-101 intellectual property and patent prosecution, including defending against any claims concerning patent infringement by ATX-101 in its commercialized form, whether sold by Bayer or us. We have also indemnified Bayer and its affiliates against certain damages and losses, including those due to certain intellectual property actions and personal liability claims relating to manufacturing defects.

Under the license agreement, we have the right, but not the obligation, to form a Joint Steering Committee with Bayer to coordinate developmental and regulatory activities relating to ATX-101 and otherwise pursuant to a project plan maintained by the Joint Steering Committee. Disputes within the Joint Steering Committee not otherwise resolved between us and Bayer shall be submitted to arbitration as provided for more generally in the license agreement. The Joint Steering Committee, and any related subcommittees and operations, may be dissolved by Bayer if we undergo a change in control.

Bayer has the right to terminate the license agreement at any time upon advance notice of 180 days if Bayer determines that ATX-101 does not appear to be commercially viable or if there is a material change in circumstances that impacts the prospective profitability of ATX-101. The license agreement expires simultaneously with the expiration of royalties on a product-by-product/country-by-country basis, and expires in its entirety upon the expiration of royalties with respect to all products outside of the United States and Canada. Such royalties expire on the later of (i) the expiration of patent claims relating to ATX-101, (ii) the expiration of exclusivity extensions for ATX-101, or (iii) 15 years from the date of first commercial sale, each with respect to the relevant country. The royalty payments discussed above are subject to reduction in connection with, among other things, the entry into the market of certain products competitive to ATX-101. In the event a competitive product meeting certain qualifications is approved for sale and is actually and legally sold in a particular territory (in the case of the EU, any member country), our royalties on Bayer's net sales of ATX-101 in that territory would be reduced from the mid- to high-teens to the low-single digits to low-teens depending upon the timing and territory of such competitive entry. Except with respect to the EU, the entry of a qualifying competitive product into one territory does not result in a reduction in the royalty payments applicable to Bayer's net sales in other territories. Similarly, our royalties on Bayer's net sales of ATX-101 would be reduced to the low- to mid-single digits, or eliminated entirely, in each country in which an approved generic is actually and legally sold in such country, depending on the timing and country of such generic entry. The license agreement may also be terminated by us upon Bayer commencing an action that challenges the validity of ATX-101 related patents or if Bayer ceases or abandons developing ATX-101 outside of the United States and Canada. The license agreement may also be terminated by either party in the event of a material breach by the other party.

Services, Research, Development and Collaboration Agreement

Under the collaboration agreement, Bayer is obligated to use its commercially reasonable efforts to develop ATX-101 in certain major markets outside of the United States and Canada in accordance with the project plan maintained by the Joint Steering Committee. The collaboration agreement provides for a Project Plan Committee, consisting of us and Bayer, to oversee such development. Funds to execute the project plan, as well as compensation to Bayer for its services under the collaboration agreement, are paid out of a bank account controlled by us and funded by research and development payments from Bayer under the license agreement. We must transfer control of this bank account to Bayer if we undergo a change in control. Disputes within the Project Plan Committee not otherwise resolved between us and Bayer shall be submitted to arbitration as provided for more generally in the collaboration agreement.

The collaboration agreement expires upon the earlier of completion of development of ATX-101 by Bayer or a decision not to pursue further development and commercialization after completion of the European Phase III clinical trials. The collaboration agreement may also be terminated by either party in the event of a material breach by the other party.

Los Angeles Biomedical Research Institute

In August 2005, we entered into an exclusive license agreement with Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center, or LA Biomed, pursuant to which we obtained a worldwide exclusive license to practice, enforce and otherwise exploit certain patent rights related to ATX-101. Our exclusive license requires us to pay LA Biomed a milestone payment of $0.5 million upon receipt of marketing approval of ATX-101, as well as non-royalty sublicense fees equal to 10% of any sublicense income, up to an aggregate of $5.0 million. In August 2010, due to the receipt of the license fee income from Bayer, we incurred non-royalty sublicense fees of $2.0 million. During 2010, we made payments to LA Biomed in cash and stock totaling $0.4 million related to the sublicense fee incurred and the remaining $1.6 million is due upon consummation of this offering. Due to the receipt of the $15.8 million contingent event-based payment from Bayer in May 2012, we incurred an additional non-royalty sublicense fee of $1.6 million due to LA Biomed, of which we have paid $0.3 million, and the remaining amount is due upon consummation of this offering. We may elect to satisfy up to 50% of the remaining $2.8 million through the issuance of our capital stock. As of the date of this prospectus, no such election has been made.

Additionally, upon commercialization of a licensed product or service, we are obligated to pay low- to mid-single digit royalties on net product sales of ATX-101 by us and Bayer. We may terminate this license without penalty upon 90 days notice to LA Biomed and LA Biomed may terminate the license in certain circumstances if we fail to perform, or violate any term of the agreement, subject to applicable cure provisions. Subject to default by us or earlier termination, the license remains in effect until the last patent or patent application in the licensed patent rights has expired or been revoked, invalidated or abandoned.

Manufacturing

We contract with third parties for the manufacture of ATX-101 and intend to do so in the future. We do not own or operate and we do not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. Because we rely on contract manufacturers, we have personnel with extensive technical, manufacturing, analytical and quality experience and strong project management discipline to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions.

Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, and which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. Our systems and our contractors are required to be in compliance with these regulations, and this is assessed regularly through monitoring of performance and a formal audit program.

Drug Substance

We are responsible for supplying ATX-101 drug substance for all territories, including for Bayer's requirements. Our current drug substance supply chain involves three contractors: the supplier of raw material, the supplier of starting material for the drug compound and the supplier of the synthetic deoxycholate, which is the active ingredient in ATX-101. We currently have an exclusive supply agreement with Pfizer as the single-source supplier of a key raw material. Our agreement with Pfizer expires in December 2014. The agreement can also be terminated prior to expiration by either party (i) upon 60 days' written notice of an uncured material breach, (ii) upon 24 months' written notice, (ii) the bankruptcy or insolvency of the other party or (iv) by Pfizer if we abandon development of ATX-101. We are not required to purchase any minimum or specific quantities from Pfizer, however any purchase of this key raw starting material must be made from Pfizer. Payments are due to Pfizer 30 days after receipt of an invoice following shipment of the material. We currently operate under a purchase order program with AMRI, the supplier of the synthetic deoxycholate, and we intend to establish long-term supply agreements with our other suppliers. We believe our current ATX-101 drug substance contractors have the scale, the systems and the experience to supply all remaining and planned clinical studies and the commercial launch in Europe, the United States and other territories. To ensure continuity in our supply chain, we plan to establish supply arrangements with alternative suppliers for certain portions of our supply chain, as appropriate.

The process to manufacture the drug substance is being validated at a scale we believe will be sufficient for commercial launch in the United States, Canada and the Bayer territories. Our process uses common synthetic chemistry and readily available materials. We have established an ongoing program to identify possible process changes to improve purity, yield, manufacturability, etc., and process changes will be implemented as warranted and appropriate. The drug substance has historically shown stability adequate to support a commercial launch, and stability studies to support registration are ongoing.

Drug substance used to manufacture ATX-101 for nonclinical studies and for most of our clinical studies through Phase II was purified from bovine bile. Drug substance used to manufacture ATX-101 for the Phase III trials in Europe, the United States and Canada was chemically synthesized and contains no ingredients of animal origin. The active ingredient in both animal-derived and synthetic drug substance is chemically identical.

Drug Product

The drug product is a terminally sterilized liquid parenteral formulation for injection. Drug product manufacturing uses common processes and readily available materials. Changes to the drug product over the course of development have been relatively minor and have included changes in buffer and salt concentration. The formulation we are using in our U.S. Phase III trials is the formulation anticipated for commercial launch in the United States and Canada. The formulation used in Bayer's European Phase III trials is the formulation anticipated for commercial launch in Europe.

The formulation used in the United States and Canada differs slightly from the formulation used in Europe based on the inclusion of benzyl alcohol as a preservative in the U.S. drug product. Both formulations have historically shown stability at room temperature adequate to support commercial launch, and stability studies to support registration are underway.

We are responsible for ATX-101 drug product manufacturing solely for the United States and Canada, while Bayer is responsible for drug product manufacturing for the rest of the world. We believe our current supply of drug product is sufficient to supply our ongoing Phase III clinical trials in the United States and Canada. In November 2010, we entered into a long-term agreement with Hospira, which has redundant formulation fill/finish facilities, as our drug product fill/finish supplier. The initial term of our agreement expires five years after the first day of the month after our first bona fide sale of ATX-101 to a non-affiliate customer after ATX-101 receives regulatory approval, and may be extended for additional and successive two-year terms. The agreement may be terminated prior to expiration by either party upon 24 months' written notice. The agreement may also be terminated by either party upon 60 days' written notice of an uncured material uncured breach, the bankruptcy or insolvency of the other party or upon notice if the other party is unable to perform for 180 days due to a force majeure. We are not required to purchase any minimum or specific quantities from Hospira; however, if ATX-101 is approved, Hospira has the right to be our sole provider of drug product for a period of three years following commercialization, and, following the completion of the third year, the right to provide no less than seventy-five percent of our total annual requirement of drug product. Payments are due to Hospira 30 days after receipt of an invoice or, with respect to certain pre-specified events, upon completion of such event. We believe Hospira has the scale, systems and experience to supply ATX-101 drug product for clinical needs and long-term commercial demand.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, novel biological discoveries, and drug development technology and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

As for the pharmaceutical products we develop and commercialize, as a normal course of business, we intend to pursue dosage and formulation patents, as well as method of use patents on novel indications for known compounds or for new compounds and, where possible, composition-of-matter patents. We also seek patent protection with respect to novel biological discoveries, including new targets and aesthetic applications. We have also pursued patents with respect to our proprietary manufacturing processes and drug development processes and technology. We have sought and plan to continue to seek patent protection, either alone or jointly with our collaborators, as our collaboration agreements may dictate.

Our patent estate, on a worldwide basis, includes over 70 issued or allowed patents and over 70 pending patent applications with claims relating to our current clinical stage drug candidate, ATX-101 which contains synthetic deoxycholate. The issued patents include six patents issued by the U.S. Patent and Trademark Office, or U.S. PTO: two of which are related to method of use, or MOU (U.S. Patent Nos. 7,622,130 and 7,754,230, both of which expire on December 10, 2027); two of which are related to manufacturing a synthetic form of deoxycholate (U.S. Patent Nos. 7,902,387 and 7,994,351 which expire on December 21, 2028, and May 16, 2028, respectively); one of which is related to synthetic deoxycholate or pharmaceutically acceptable salt thereof, including the synthetic form that is used in ATX-101 (U.S. Patent No. 8,242,294, which expires on August 26, 2028); and one of which is related to the formulation of ATX-101 (U.S. Patent No. 8,101,593, which expires on March 2, 2030). There are two European patents that were granted by the European Patent Office, or EPO, in 2011, both of which relate to MOU (EP1758590, which expires on February 8, 2025, and EP1748780, which expires on May 19, 2025), which resulted in counterparts in the major markets of Europe. We also have patents related to MOU issued in Australia, Hong Kong, Israel, Japan, Mexico and New Zealand. In addition, on September 20, 2012, the U.S. PTO indicated that our patent application Serial No. 12/607,882, which provides additional MOU claims related to ATX-101, has been allowed. We anticipate that a formal notice of allowance will be issued by the U.S. PTO in the near future.

Sodium deoxycholate is a naturally occurring substance and in its natural form is not eligible for composition-of-matter patent protection in certain jurisdictions, including the United States. While we believe that MOU, manufacturing and formulation patents are more relevant to protecting our competitive position in the aesthetics market in particular, we have developed a synthetic form of deoxycholate, which we believe is eligible for composition-of-matter patent protection and we have composition-of-matter patent applications with respect to this synthetic form currently pending with the U.S. PTO and the EPO. As described above, on August 14, 2012, the U.S. PTO issued U.S. Patent No. 8,242,294, which claims certain synthetic deoxycholates or pharmaceutically acceptable salts thereof, including the synthetic form that is used in ATX-101. Further, patents covering synthetic deoxycholate as a composition-of-matter, manufacturing process and method of use have been granted in San Marino and South Africa, and a patent claiming a synthetic deoxycholate manufacturing process has been granted in Great Britain with a corresponding application recently allowed in Canada.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are effective for 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. PTO delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. In addition to the patents described in the preceding paragraph, our pending patent applications, if issued, will expire on dates ranging from 2025 to 2032. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, in the United States the patent positions of biotechnology and pharmaceutical products and processes like ATX-101 can be uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions and enforce our intellectual property rights and more generally could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for ATX-101 and its manufacturing will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. PTO, to determine priority of invention.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of pending patent applications. Patent applications in the United States which are foreign filed or for which publication is requested are published after 18 months from the priority date as are any foreign applications. Certain applications in the United States which are not foreign filed and for which a request for non-publication has been made will not be published until granted. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to ATX-101 and any future drugs, discoveries or technologies we might develop may have already been filed by others without our knowledge.

Other Research and Development Programs

To date, our research and development has focused predominantly on the development of ATX-101 for the reduction of submental fat. However, we have initiated and terminated other development programs in the aesthetic field. Currently, we are working on several additional research programs, from which additional drug candidates may be identified in the future. The most advanced program centers around therapeutic intervention for hair loss. We maintain an active research interest in hair and fat biology, pigmentation modulation and facial contouring. In addition, we expect to assess future potential treatment indications for ATX-101 in the body with high aesthetic value.

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Overview—Research and Development" for the amounts spent on company-sponsored research and development for the past three fiscal years.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and export and import of our product candidates.

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and the FDA's implementing regulations. If we fail to comply with applicable FDA or other requirements at any time during the drug development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States.

The process required by the FDA before a drug may be marketed in the United States generally involves:

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA's current good laboratory practice, or cGLP, regulations;

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submission to the FDA of an investigational new drug, or IND, application which must become effective before human clinical trials in the United States may begin;

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approval by an independent institutional review board, or IRB, at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practice, or cGMP, regulations;

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submission to the FDA of an NDA;

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satisfactory completion of a potential review by an FDA advisory committee, if applicable; and

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FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The pre-clinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of product chemistry, formulation, stability and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The results of pre-clinical tests, together with manufacturing information, analytical data and a proposed clinical trial protocol and other information, are submitted as part of an IND to the FDA. Some pre-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to one or more proposed clinical trials and places the clinical trial on a clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be used. Each protocol must be submitted to the FDA as part of the IND. An independent institutional review board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the clinical trial until it is completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, requirements, including the requirements for informed consent.

All clinical research performed in the United States in support of an NDA must be authorized in advance by the FDA under the IND regulations and procedures described above. However, a sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to FDA in support of an NDA so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

Clinical Trials

For purposes of NDA submission and approval, clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined.

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Phase I:  Clinical trials are initially conducted in a limited population of subjects to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients with severe problems or life-threatening diseases to gain an early indication of its effectiveness.

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Phase II:  Clinical trials are generally conducted in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks, and evaluate preliminarily the efficacy of the drug for specific targeted indications in patients with the disease or condition under study.

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Phase III:  Clinical trials are typically conducted when Phase II clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. Phase III clinical trials are commonly referred to as "pivotal" studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a drug. Phase III clinical trials are generally undertaken with large numbers of patients, such as groups of several hundred to several thousand, to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

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Phase IV:  In some cases, FDA may condition approval of an NDA for a product candidate on the sponsor's agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase IV clinical trials.

Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

New Drug Applications

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use.

Once an NDA has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. However, the review process is often significantly extended by FDA requests for additional information or clarification. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to NDAs within ten months of submission for standard review, but this timeframe is also often extended. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or an additional Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data. Once the FDA approves an NDA, or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the drug reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such drug or require a recall of any drug already on the market. In addition, the FDA may require testing, including Phase IV clinical trials and surveillance programs to monitor the effect of approved drugs which have been commercialized. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing programs.

Drugs may be marketed only for the FDA approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Before approving an application, the FDA will inspect the facility or the facilities at which the finished drug product, and sometimes the active drug ingredient, is manufactured, and will not approve the drug unless cGMP compliance is satisfactory. The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance, and will not approve the drug unless compliance with GCP requirements is satisfactory.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our drug candidates for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing drugs. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the drugs. After approval, certain changes to the approved drug, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval. Depending on the nature of the change proposed, an NDA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to an NDA, the FDA has up to 180 days to review the application. As with new NDAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

Special Protocol Assessment

An SPA is a written agreement with the FDA on the details of the design and planned analysis for a clinical trial. It is intended to form the basis for an NDA and may only be changed through a written agreement between the sponsor and the FDA. An SPA is generally binding upon the FDA unless the FDA determines that there are public health concerns unrecognized at the time the SPA agreement was entered into, other new scientific concerns regarding product safety or efficacy arise, or if the sponsor fails to comply with the agreed-upon trial protocols. We are not operating under an SPA for our U.S. Phase III trials of ATX-101.

Other Regulatory Requirements

Any drugs manufactured or distributed by us or our collaborators pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers' communications regarding off-label use.

Other Healthcare Laws and Regulations

In the future, we may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include:

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the federal healthcare programs' Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and impact our financial results.

International Regulation

In addition to regulations in the United States, we, or our collaborators, will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future drugs.

Whether or not we obtain FDA approval for a drug, we or our collaborators must obtain approval of a drug by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing of the drug in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The decentralized procedure includes selecting one "reference member state," or RMS, and submitting to more than one member state at the same time. The RMS National Competing Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we, or our collaborators, will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future drugs.

Environmental Regulation

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and end-of-life handling or disposition of products, and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations, including requirements in the European Union relating to the restriction of use of hazardous substances in products, have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Employees

As of June 30, 2012, we had 39 full-time employees, including a total of seven employees with M.D. or Ph.D. degrees. Within our workforce, 25 employees are engaged in research and development and 14 in business development, finance, legal, human resources, facilities, information technology and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Facilities

Our corporate headquarters are located in Calabasas, California, where we lease and occupy 16,947 square feet of office space. The current term of our lease expires on December 31, 2013 with respect to 14,037 square feet and April 30, 2014 with respect to the remaining 2,910 square feet, with an option to extend the term through December 2016.

We believe that our existing facilities are adequate for our current needs. When our lease expires, we may exercise our renewal option or look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Management

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors, as of September 1, 2012:

Name	Age	Position(s)
Executive Officers
Keith R. Leonard, Jr.	50	Director, President and Chief Executive Officer
John W. Smither	59	Chief Financial Officer
Patricia S. Walker, M.D., Ph.D.	53	Chief Medical Officer
Keith L. Klein, J.D.	49	General Counsel
Jeffrey D. Webster	50	Senior Vice President, Operations
Key Employees
Deepak Chadha	42	Vice President, Regulatory Affairs
Jere Fellmann, Ph.D.	60	Vice President, Clinical Affairs
Nancy A. Jorgesen	44	Vice President, Product, Systems and Alliance Management
Serge Lichtsteiner, Ph.D.	51	Vice President, Research
Susan R. Lundeen	46	Vice President, Human Resources
Elisabeth A. Sandoval	50	Chief Commercial Officer
Non-Employee Directors
Nathaniel E. David, Ph.D.(3)	44	Director
Dennis Fenton, Ph.D.(1)(2)	60	Director
Hironori Hozoji	51	Director
François Kress(3)	46	Director
Robert T. Nelsen	49	Director
Camille Samuels(1)	41	Director
David Schnell, M.D.(2)(3)	52	Director
Joseph L. Turner(1)(2)	61	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers

Keith R. Leonard, Jr. is our co-founder and has served as our President and Chief Executive Officer and as a member of our board of directors since August 2005. From October 1991 to November 2004, Mr. Leonard held various positions at Amgen Inc., a biotechnology company, and its affiliates, or Amgen. From October 2001 to November 2004, Mr. Leonard served as Senior Vice President and General Manager of Amgen Europe where he was responsible for all commercial operations in 28 European countries. Prior to that role, Mr. Leonard established Amgen's presence in rheumatology with the creation of the Rheumatology Business Unit, served as Head of Information Management, and served in leadership roles in sales and marketing, engineering, operations, and finance. Mr. Leonard is also a member of the board of directors of Affymax, Inc. and previously served on the board of ARYx Therapeutics, Inc. He was formerly an active duty officer in the U.S. Navy. Mr. Leonard received a B.S. in Engineering from the University of California, Los Angeles, a B.A. in History from the University of Maryland, a M.S. in Engineering from the University of California, Berkeley, and a M.B.A. from the Anderson School of Management at the University of California, Los Angeles. As our President, Chief Executive Officer and co-founder, Mr. Leonard brings expertise and knowledge regarding our business and operations to our board of directors. He also brings to our board of directors an extensive background in the biopharmaceutical industry and in leadership roles, providing both strategic and operational vision and guidance. We believe Mr. Leonard is qualified to serve on our board of directors based on his track record of branding, new product development, and value creation, each of which relates to our commercial opportunity.

John W. Smither has served as our Chief Financial Officer since November 2007. From February 1999 to October 2007, Mr. Smither held various positions at Amgen. From June 2001 to June 2004, Mr. Smither served as Vice President of Finance and Administration of Amgen's European Division, where he was responsible for financial operations in 28 European countries. Prior to that role, Mr. Smither served as Head of Internal Audit and Executive Director of Corporate Accounting at Amgen. Prior to joining Amgen, Mr. Smither served as Audit Partner at Ernst & Young LLP, a public accounting firm, and as the Chief Financial Officer of several early stage companies. Mr. Smither received a B.S. in Business Administration from California State University, Los Angeles. Mr. Smither is a Certified Public Accountant (inactive) and a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants and Financial Executives International.

Patricia S. Walker, M.D., Ph.D. has served as our Chief Medical Officer since May 2007. From August 2004 to April 2007, Dr. Walker served as Executive Vice President and Chief Science Officer at Allergan Medical (formerly known as Inamed Corporation). Prior to that experience, from July 1997 to August 2004, Dr. Walker held positions of increasing responsibility at Allergan Inc., a biomedical company, where she ultimately served as Vice President, Clinical Research and Development for skin care pharmaceuticals. Over the past 10 years, Dr. Walker was involved in key product approvals in dermatology and aesthetic medicine including the development and approval of Tazorac®, Azelex®, Avage®, BOTOX® Cosmetic, Hylaform®, Captique®, JUVEDERM®, Bioenterics® LAP-BAND® and Inamed® Silicone gel-filled Breast Implants. Dr. Walker received a M.D. and a Ph.D. in Physiology and Biophysics from the University of Iowa. Dr. Walker completed a residency in Dermatology and a research fellowship in the Dermatology Branch, National Cancer Institute at the National Institute of Health. Dr. Walker is a board certified Dermatologist.

Keith L. Klein, J.D. has served as our General Counsel since October 2006. From January 1991 to January 2006, Mr. Klein held various positions of increasing responsibility in the legal department of Amgen where he ultimately served as Senior Associate General Counsel, responsible for legal activities relating to the areas of sales and marketing, federal government affairs, corporate relationships, manufacturing, product supply, product development and real estate. Mr. Klein received a B.A. in Economics from University of California, Los Angeles and a J.D. from the University of California, Davis.

Jeffrey D. Webster has served as our Senior Vice President, Operations since March 2007. From August 1996 to January 2005, Mr. Webster held various positions at Amgen where he ultimately served as Vice President, Operations Planning, responsible for product development, project management, training and development, and strategy functions within the operations function. Prior to that role, Mr. Webster served as the product development team leader for NEUPOGEN® / Neulasta® and held positions in process development, engineering, investor relations, marketing, product development, portfolio management, corporate development and strategy, and operations. Mr. Webster received a B.S. in Chemical Engineering from the University of California, Berkeley and a M.B.A. from San Jose State University.

Key Employees

Deepak Chadha has served as our Vice President, Regulatory Affairs since August 2007. From August 2004 to July 2007, Mr. Chadha served as Vice-President, Global Regulatory Affairs at Allergan, Inc. where he assisted in building the Global Regulatory Affairs Department and was responsible for developing and implementing global regulatory strategies. Prior to that experience, from November 1999 to August 2004, Mr. Chadha held positions of increasing responsibility at Biomeasure Inc. and Stryker Biotech. Mr. Chadha received a B.S. in Pharmaceutical Sciences from Berhampur University in Orissa, India, a M.S. in Pharmaceutics from Hamdard University in New Delhi, India, and a M.B.A. in International Business from California State University, Dominguez Hills.

Jere Fellmann, Ph.D. has served as our Vice President, Clinical Affairs since June 2012. Dr. Fellmann is the co-founder of Ocellus Inc., a multidisciplinary consulting company, and has served as its Director since its founding in 1996. Dr. Fellmann was Vice President, Clinical Operations and Project Management from October 2004 to September 2007 at Acologix, Inc, a biopharmaceutical company. Dr. Fellmann has also held leadership positions at various other life sciences companies, including Eunoe, Inc., Symyx Technologies, Elan Pharmaceutical, Inc. and Neurex Corporation. Dr. Fellmann has authored or co-authored numerous publications and patents. Dr. Fellmann received a B.S. in Chemistry from the University of California, Berkeley and a Ph.D. in Inorganic/Organometallic Chemistry from the Massachusetts Institute of Technology.

Nancy A. Jorgesen has served as our Vice President, Product, Systems and Alliance Management since January 2012. From January 2007 to December 2011, Ms. Jorgesen served as our Product Team Leader for ATX-101. She is also responsible for the alliance management of our partnership with Bayer. Ms. Jorgesen was previously at Amgen for over 10 years, where she held roles of increasing responsibility in Rheumatology product development, corporate process improvement and change management and molecular biology and protein chemistry research. Prior to that experience, Ms. Jorgesen served as the Product Development Team Leader for the Animal Health unit of Dow AgroSciences, a plant sciences company, focusing on the development of edible vaccines. Ms. Jorgesen received a B.S. in Microbiology and a M.A. in Biochemistry and Molecular Biology from the University of California, Santa Barbara and a M.B.A. from the University of Illinois at Urbana-Champaign.

Serge Lichtsteiner, Ph.D. has served as our Vice President, Research since September 2009. From May 2009 to September 2009, Dr. Lichtsteiner served as a consultant to us, and from September 2008 to April 2009, he was an independent consultant. From November 2002 to August 2008, Dr. Lichtsteiner served successively as the Director of Molecular Biology, Director of Molecular and Cell Biology, and Director of Lead Discovery and Molecular Biology for Cytokinetics, Inc., a biotechnology company, where he was responsible for multiple functional teams in charge of generating the company's product pipeline and supporting all early stages of drug discovery efforts. Prior to that experience, from November 1991 to November 2002, Dr. Lichtsteiner served as Associate Director and Head of Molecular Biology at Pfizer Global Research and Development, an affiliate of Pfizer Inc., where he was responsible for a team focused on providing engineered, recombinant proteins to enable target validation and lead optimization. Dr. Lichtsteiner holds numerous pending and issued patents in oncology, drug discovery technology, and protein chemistry. Dr. Lichtsteiner received a B.S. in Biology, a M.S. in Molecular Biology, and a Ph.D. in Molecular Biology, all from the University of Geneva in Switzerland.

Susan R. Lundeen has served as our Vice President, Human Resources since October 2006. From September 2005 to June 2007, Ms. Lundeen was Vice President of Human Resources and Administration at Activus Healthcare Solutions, Inc., a healthcare company, where she was responsible for designing people systems and decision-making processes. Prior to that experience, from February

1993 to September 2005, Ms. Lundeen held various positions at Amgen and ultimately served as Senior Director of Human Resources responsible for Strategic Sourcing and Staffing. Ms. Lundeen received a B.A. in Psychology and Business Administration from California Lutheran University and currently sits on the Board of Regents for California Lutheran University.

Elisabeth A. Sandoval has served as our Chief Commercial Officer since March 2012. From December 2010 to March 2012, Ms. Sandoval served as Vice President of Global Marketing and Strategy at Bausch + Lomb Surgical, a medical device company, where she was responsible for creating and leading the global marketing team. Prior to that experience, she spent more than 20 years at Allergan from March 1988 to November 2010 where she held roles of increasing responsibility that spanned from research and development to sales and marketing. Her tenure at Allergan included the role of Vice President of Global Strategic Marketing for Allergan, where she was involved in the launch of JUVEDERM®, and headed the global marketing team for BOTOX® Cosmetic, LATISSE®, Natrelle® breast implants and LAP-BAND®. Ms. Sandoval received a B.S. in Biology from the University of California, Irvine and a M.B.A. from Pepperdine University.

Non-Employee Directors

Nathaniel David, Ph.D., is our co-founder and has served as a member of our board of directors since our inception in 2005 and as our Chief Science Officer from our inception until August 2009. In November 2002, Dr. David co-founded Syrrx, Inc., a biotechnology company, which was acquired by Takeda Pharmaceutical Company Limited and Achaogen. Dr. David has extensive experience creating and growing innovative biotechnology companies. Dr. David was named one of the top 100 innovators in the world under 35 (2002) by the MIT Technology Review. Dr. David holds numerous pending and issued patents in fields such as nanovolume crystallography, antibiotic resistance, energy production and aesthetic medicine. Dr. David sits on the board of trustees of the University of California Foundation and on the board of directors of Sapphire Energy, Inc. Dr. David received an AB in Biology from Harvard College and a Ph.D. in Molecular and Cellular Biology from the University of California, Berkeley. Dr. David brings to the board an extensive scientific and operational background gained as a research scientist, founder and executive focused on life science and pharmaceutical companies.

Dennis Fenton, Ph.D., has served as a member of our board of directors since June 2006. Now retired, Dr. Fenton most recently served as Executive Vice President of Operations at Amgen from 2000 to 2008, where he was responsible for worldwide operations, manufacturing, process development and quality. Starting in 1982, Dr. Fenton held numerous executive leadership roles in operations and sales and marketing at Amgen. Dr. Fenton also serves on the board of directors of Dendreon Corporation and XenoPort, Inc. and the board of trustees of the Keck Graduate Institute. Dr. Fenton received a B.S. in Biology from Manhattan College and a Ph.D. in Microbiology from Rutgers University. We believe Dr. Fenton is qualified to serve on our board, audit committee and compensation committee because Dr. Fenton's extensive operating experience provides him a thorough understanding of the transition from start-up company to public company, enabling him to provide management with invaluable resources to assist them in achieving their goals.

Hironori Hozoji has served as a member of our board of directors since May 2008. Mr. Hozoji is a seasoned venture capitalist with 16 years of experience at JAFCO Co., Ltd., a venture capital firm, in Tokyo, Japan. Since July 2002 he has served as an Investment Officer at JAFCO Life Science Investment in San Diego, California. Mr. Hozoji has led more than 50 investments totaling over $200 million in the U.S., Europe and Asia. Mr. Hozoji has led private investments for and/or served on the board of directors of numerous public and private companies including Affymax, Inc., Artisan Pharma, Inc., Agensys, Inc., and Ligocyte Pharmaceuticals, Inc., among others. Mr. Hozoji received a B.A. in Business Administration from Meiji University in Tokyo, Japan. As a venture capitalist focused on life science companies sitting on numerous boards, Mr. Hozoji provides financial and operational expertise regarding our industry.

François Kress has served as a member of our board of directors since October 2010. Mr. Kress serves as President and Chief Executive Officer for The ROW, a luxury fashion brand. Prior to joining The ROW, Mr. Kress served as President and Chief Executive Officer of US Operations for Prada S.A. Mr. Kress was previously Chief Executive Officer and Managing Director of Bulgari Corporation of America. Prior to that experience, Mr. Kress held numerous positions within LVMH (Moet-Hennessy Louis Vuitton), a fashion company, including President of Fendi North America, Chief Executive Officer of the LVMH Fashion Group Oceania (Australia and New Zealand) and President of Louis Vuitton Malletier Thailand. Mr. Kress serves as a Board Member on the Luxury Education Foundation. Mr. Kress received a degree in Engineering from the Ecole Polytechnique in Palaiseau, France and degrees in International Business and Civil Engineering from the Corps des Ponts et Chaussees in Paris, France. Mr. Kress provides the board with an extensive background in operational and strategic planning, as well as general executive and leadership expertise.

Robert T. Nelsen has served as a member of our board of directors since January 2006. Since 1994, Mr. Nelsen has served as a co-founder, assistant secretary and managing director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies. Mr. Nelsen has played a significant role in the early sourcing, financing and development of more than 30 companies. Mr. Nelsen is a director of Sapphire Energy, Inc., Ikaria, Inc., Fate Therapeutics, Inc., Agios Pharmaceuticals Inc., Ensemble Discovery Corp. and NeurogesX, Inc., among other companies, and previously served as a director of Adolor Corp., Illumina, Inc. and Caliper Life Sciences, Inc. Mr. Nelsen also serves on the board of Fred Hutchinson Cancer Research Institute. Mr. Nelsen received a B.S. from the University of Puget Sound with majors in Economics and Biology and a M.B.A from the University of Chicago. Mr. Nelsen's experience as a venture capitalist building and serving on the boards of many public and private emerging companies, including several life sciences and pharmaceutical companies, gives him valuable insight into our industry as well as seasoned business judgment.

Camille Samuels has served as a member of our board of directors since our inception in August 2005. Ms. Samuels joined Versant Ventures, a venture capital firm, in 2000 where she currently serves as a Managing Director. Prior to joining Versant Ventures, Ms. Samuels led Tularik Inc.'s Technology Acquisition Group and was responsible for business development at Tularik, Inc. (subsequently acquired by Amgen, Inc.). Prior to that role, Ms. Samuels worked in business development and strategic planning at Genzyme Corporation, a biotechnology company, and Millennium Predictive Medicine Inc. and as a management consultant to healthcare and biotech companies at LEK Consulting. Ms. Samuels also serves on the board of directors of Achaogen, Inc., APT Pharmaceuticals, Inc. and Semprae Laboratories, Inc., and previously served on the board of directors of Transcept Pharmaceuticals, Inc. Ms. Samuels received a B.S. in Biology from Duke University and a M.B.A. from Harvard Business School. Ms. Samuels brings to our board and audit committee substantial experience as a venture capitalist both generally and in the life sciences industry, having served on the boards of several private and public companies, as well as relevant strategic and operational experience.

David Schnell, M.D., has served as a member of our board of directors since May 2006. Dr. Schnell co-founded and has been a Managing Director at Prospect Venture Partners since 1997. Prior to that experience, Dr. Schnell served as a Partner at Kleiner Perkins Caufield & Byers (KPCB), a venture capital firm. Prior to KPCB, Dr. Schnell served in various executive management positions in product marketing, strategic operations and business development in the U.S. and Switzerland at Sandoz Pharmaceuticals (presently Novartis International AG), a pharmaceutical company. Dr. Schnell has led private investments for and served on the board of directors of numerous public and private companies.

Dr. Schnell currently serves on the Board of Directors of Alvine Pharmaceuticals, Lux Biosciences, NGM Biopharmaceuticals, Nora Therapeutics, Satori Pharmaceuticals and previously served on the Board of Directors of Amira Pharmaceuticals (acquired by Bristol-Myers Squibb), Gloucester Pharmaceuticals (acquired by Celgene Corporation), Rinat Neurosciences (acquired by Pfizer, Inc.), among others. Dr. Schnell received a B.S. in Biological Sciences from Stanford University, a M.A. in Health Services Research from Stanford University School of Medicine, and a M.D. from Harvard Medical School. We believe Dr. Schnell's medical background, venture and executive experience, and myriad directorships make him qualified to serve on our board of directors. In addition, Dr. Schnell brings insight on compensation-related matters to the compensation committee based on his breadth of exposure to emerging and public companies.

Joseph L. Turner has served as a member of our board of directors since January 2008. Mr. Turner retired from active employment in 2006 and currently serves on the board of directors of several companies. From 1999 to 2006, Mr. Turner served as the Chief Financial Officer at Myogen, Inc., a pharmaceutical company, where he led several rounds of financing and was pivotal in the negotiation of the sale of the company to Gilead Sciences. Prior to that experience, from 1992 to 1996, Mr. Turner served as Vice President of Finance at Cortech, Inc., a biopharmaceutical company. Mr. Turner has also served in other finance roles including Director of Finance, Eli Lilly and Company, a biopharmaceutical company, (Switzerland); Treasurer, Eli Lilly and Company (Switzerland); and Vice President of Finance, Centaur Pharmaceuticals, a pharmaceutical company. He serves on the boards of QLT Inc., Alexza Pharmaceuticals, Inc., Corcept Therapeutics, Inc. and Allos Therapeutics, Inc. Previously, he has served on the boards of NovaCardia, Inc., Sequel Pharmaceuticals, ApoLogic Inc. and SGX Pharmaceuticals. Mr. Turner received a B.A. in Chemistry from Swarthmore College, an M.A. in Molecular Biology from the University of Colorado at Boulder and a M.B.A. from the University of North Carolina at Chapel Hill. As a result of Mr. Turner's financial and accounting expertise, board service and strategic mergers and acquisition experience, he is familiar with a full range of corporate finance and board functions that are valuable toward his service on our board and audit and compensation committees. As chairperson of the audit committee, Mr. Turner also keeps the board abreast of current audit issues and collaborates with our independent registered public accounting firm and senior management team.

Board Composition

Director Independence

Our board of directors currently consists of nine members. Our board of directors has determined that all of our directors, other than Mr. Leonard, qualify as "independent" directors in accordance with the NASDAQ listing requirements. Mr. Leonard is not considered independent because he is an employee of KYTHERA. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

•
the Class I directors will be Dennis Fenton, Ph.D., François Kress and Joseph L. Turner, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•
the Class II directors will be Nathaniel David, Ph.D., Hironori Hozoji and Robert T. Nelsen, and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•
the Class III directors will be Keith R. Leonard, Jr., Camille Samuels and David Schnell, M.D., and their terms will expire at the annual meeting of stockholders to be held in 2015.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

The election of the members of our board of directors is governed by the amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation. Pursuant to the voting agreement and these provisions:

•
the holders of a majority of our Series A Preferred Stock, voting separately as a single class, have the right to elect one director to our board of directors, who is designated by Versant Venture Capital II, L.P. and its affiliates for which Ms. Samuels has been designated;

•
the holders of a majority of our Series B Preferred Stock, voting separately as a single class, have the right to elect two directors to our board of directors, one of whom is designated by ARCH Venture Fund VI, L.P., for which Mr. Nelsen has been designated, and one of whom Prospect Venture Partners III, L.P., for which Dr. Schnell has been designated;

•
the holders of a majority of our Series C Preferred Stock, voting separately as a single class, have the right to elect one director to our board of directors, who is designated by JAFCO SuperV3 Investment Limited Partnership and its affiliates, for which Mr. Hozoji has been designated;

•
the holders of a majority of our common stock, voting separately as a single class, have the right to elect one director to our board of directors, who is the then-current chief executive officer, currently Mr. Leonard;

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the holders of a majority of our common stock, voting separately as a single class, and the holders of a majority of our preferred stock, voting separately as a single class, have the right to elect one director to our board of directors, currently Dr. David; and

•
the holders of our preferred stock and common stock, voting together as a single class, have the right to elect the remaining three directors, who are currently Dr. Fenton and Messrs. Kress and Turner.

The holders of our common stock and preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer and/or the implementation of a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. At the current time, we do not have a Chairman of the Board. Our board of directors believes that oversight of our company is the responsibility of our board of directors as a whole, and this responsibility can be properly discharged without a Chairman. Our President and Chief Executive Officer, Mr. Leonard, facilitates communications between members of our board of directors and works with management in the preparation of the agenda for each board meeting. All of our directors are encouraged to make suggestions for board of director's agenda items or pre-meeting materials. Dennis Fenton, Ph.D. currently serves as the lead independent director of the board of directors. In his role as Lead Independent Director, Dr. Fenton presides over the executive sessions of the board of directors in which Mr. Leonard does not participate and serves as a liaison to Mr. Leonard and management on behalf of the independent members of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-persons transactions. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

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appoints our independent registered public accounting firm;

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evaluates the independent registered public accounting firm's qualifications, independence and performance;

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determines the engagement of the independent registered public accounting firm;

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reviews and approves the scope of the annual audit and the audit fee;

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discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

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approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

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monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

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is responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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reviews our critical accounting policies and estimates; and

•
annually reviews the audit committee charter and the committee's performance.

The current members of our audit committee are Joseph L. Turner, Dennis Fenton, Ph.D., and Camille Samuels. Mr. Turner serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Mr. Turner is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that each of Ms. Samuels, Mr. Turner and Dr. Fenton are independent under the applicable rules of NASDAQ and Mr. Turner and Dr. Fenton are independent under the applicable rules of the SEC. Due to her relationship with Versant Ventures and its affiliated funds, which may be deemed to be an affiliate of us due to the size of its holdings in our securities, Ms. Samuels does not currently meet the heightened independence requirements under Rule 10A-3 of the Exchange Act but may meet such requirements following this offering. If necessary, our board of directors intends to appoint a new director meeting these heightened independence standards to replace Ms. Samuels as a member of our audit committee in reliance on the phase-in exemption pursuant to Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act. Upon expiration of this phase-in exemption, one year from the effectiveness of the registration statement of which this prospectus forms a part, each of our audit committee members must meet the heightened independence requirements under Rule 10A-3(b)(1) under the Exchange Act. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and recommends to our board of directors the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Dennis Fenton, Ph.D., David Schnell, M.D. and Joseph L. Turner. Dennis Fenton, Ph.D. serves as the chairperson of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of The NASDAQ Global Market, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Nathaniel David, Ph.D., François Kress and David Schnell, M.D. Dr. Schnell serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of NASDAQ relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.

Compensation Committee Interlocks and Insider Participation

During 2011, our compensation committee consisted of Camille Samuels, Dennis Fenton, Ph.D. and David Schnell, M.D. Ms. Samuels served as Chairperson of the compensation committee. None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

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personal and professional integrity;

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ethics and values;

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experience in corporate management, such as serving as an officer or former officer of a publicly held company;

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experience in the industries in which we compete;

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experience as a board member or executive officer of another publicly held company;

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diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

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conflicts of interest; and

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practical and mature business judgment.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website at www.kytherabiopharma.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2011. Other than as set forth in the table and described more fully below, in 2011 we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our board of directors.

In 2011, the standard fee arrangements for our non-employee directors included an annual cash retainer of $20,000 for service as a director. In addition, the Lead Independent Director and the Chair of the audit committee of our board of directors each received an additional cash retainer of $5,000 for service in those roles. In addition, a non-employee director receives an option to purchase shares of our common stock upon his or her initial election or appointment to our board of directors. Historically, these options have vested in substantially equal monthly installments over the three-year period following the grant date, subject to continued service, and the number of shares of our common stock subject to the options have varied from director to director. Once the initial option grant vests in full, each non-employee director is eligible to receive an option to purchase 5,672 shares of our common stock. In 2011, Dr. Fenton and Mr. Turner were granted stock options exercisable for 5,672 shares of our common stock.

In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

2011 Director Compensation Table

The following table sets forth information for the year ended December 31, 2011 regarding the compensation awarded to, earned by or paid to our non-employee directors:

Name(1)	Fees Earned or Paid in Cash($)	Option Awards(2)(3)($)	All Other Compensation(4)($)	Total($)
Nathaniel David, Ph.D.	—	—	$11,250	$11,250
Dennis Fenton, Ph.D.	$25,000	$28,568	—	53,568
Hironori Hozoji	—	—	—	—
François Kress	20,000	—	—	20,000
Camille Samuels	—	—	—	—
David Schnell, M.D.	—	—	—	—
Joseph L. Turner	25,000	25,068	—	50,068

(1)
Mr. Leonard, who is President and Chief Executive Officer, receives no compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Mr. Leonard as an employee during 2011 is presented in the 2011 Summary Compensation Table in "Executive Compensation." In addition, the non-employee members of our board of directors who serve as directors on behalf of some of our principal security holders received no compensation for their service as directors in 2011.

(2)
The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the non-employee members of our board of directors during 2011 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 6 to the audited financial statements included in this prospectus. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the non-employee members of our board of directors from the options.

(3)
As of December 31, 2011, Messrs. Kress and Turner and Drs. David and Fenton held options covering 18,908, 24,580, 11,345 and 35,924 shares of our common stock, respectively.

(4)
In the case of Dr. David, the amount reported represents compensation paid to Dr. David in his former capacity as a consultant to us.

In March 2012, our board of directors approved a compensation policy for our non-employee directors to be effective in connection with the consummation of this offering, or the Post-IPO Director Compensation Program. Pursuant to the Post-IPO Director Compensation Program, our non-employee directors will receive cash compensation as follows:

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Each non-employee director will receive an annual cash retainer in the amount of $30,000 per year.

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The Lead Independent Director will receive an additional annual cash retainer in the amount of $15,000 per year.

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The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson's service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,000 per year for such member's service on the audit committee.

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The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson's service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 per year for such member's service on the compensation committee.

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The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $7,000 per year for such chairperson's service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $3,000 per year for such member's service on the nominating and corporate governance committee.

Under the Post-IPO Director Compensation Program, each non-employee director serving on our board of directors upon the consummation of this offering will receive a stock option grant covering 5,672 shares of our common stock. In addition, non-employee directors will receive a stock option grant covering 13,236 shares of our common stock upon a director's initial appointment or election to our board of directors and an annual stock option grant covering 6,618 shares of our common stock on the date of each annual stockholder's meeting thereafter, beginning in 2013. We expect each stock option granted under the Post-IPO Director Compensation Program will vest in substantially equal annual installments on each of the first three anniversaries of the applicable grant date, subject to continued service on our board of directors.

Executive Compensation

2011 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2011.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total($)
Keith R. Leonard, Jr.	2011	$378,958	$—	$168,454	$7,350	$554,762
President and Chief Executive Officer
John W. Smither	2011	257,129	7,500	69,891	7,350	341,870
Chief Financial Officer
Patricia S. Walker, M.D., Ph.D.	2011	339,628	—	106,517	13,350	459,495
Chief Medical Officer

(1)
The amount reported in the Bonus column represents discretionary special cash incentive awards granted to the named executive officer during 2011 for outstanding performance not recognized as part of the 2011 Cash Incentive Plan.

(2)
The amounts reported in the Non-Equity Incentive Plan Compensation column represent the annual cash incentive awards earned by the named executive officer under the 2011 Cash Incentive Plan. These amounts were paid to the named executive officers in February 2012.

(3)
The amounts reported in the All Other Compensation column represent a company contribution of $7,350 credited to each named executive officer's account under our Section 401(k) Plan. In the case of Dr. Walker, this also includes a gasoline allowance of $6,000.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have entered into agreements with each of the named executive officers in connection with his or her employment with us. With the exception of his own arrangement, each of these employment agreements was negotiated on our behalf by our Chief Executive Officer, with the oversight and approval of our board of directors.

These agreements provided for "at will" employment and set forth the terms and conditions of employment of each named executive officer, including base salary, target annual bonus opportunity, and standard employee benefit plan participation. These employment agreements were each subject to execution of our standard confidential information and invention assignment agreement.

As amended and restated effective as of April 2, 2012, the employment agreements provide for a base salary of $394,408, $268,946 and $349,195 for Messrs. Leonard and Smither and Dr. Walker, respectively, and a target bonus of 43%, 25% and 30%, respectively. During 2011, the salaries of Messrs. Leonard and Smither and Dr. Walker were $379,238, $257,364 and $339,850, respectively. Each named executive officer had the same target bonus opportunity during 2011 as those listed above.

Under each named executive officer's amended and restated employment agreement, the executive is entitled to 50% vesting acceleration for any as yet unvested equity awards, other than restricted stock, granted prior to April 2, 2012 upon a change in control of the company. The remaining equity awards granted prior to April 2, 2012 will vest in accordance with their pre-existing vesting schedules except that such vesting will fully accelerate on the first anniversary of a change in control of the company or, if earlier, termination of the named executive officer's employment by the company other than cause or by the named executive officer for good reason.

Each named executive officer is also eligible to receive a set number of months of base salary and reimbursement of COBRA continuation coverage upon a termination of employment without cause by the company more than one month prior to a change in control or more than 18 months after a change in control of the company. The number of months Mr. Leonard is entitled to is 12 and the number of months each of Mr. Smither and Dr. Walker is entitled to is six.

In the event one of our named executive officers is terminated by the company without cause or resigns for good reason during the period beginning one month prior to a change in control and ending 18 months after a change in control, the named executive officer is entitled to a set number of months of base salary and reimbursement of COBRA continuation coverage for a set number of months as well as the full acceleration of vesting of all equity awards, including restricted stock. The number of months Mr. Leonard is entitled to is 18 and the number of months each of Mr. Smither and Dr. Walker is entitled to is 12. The definition of good reason for purposes of the foregoing is set forth in each named executive officer's employment agreement and includes: a material diminution in authority, duties or responsibility, a material diminution in compensation or a relocation more than 50 miles from such named executive officer's then-present location.

In order to be eligible for any severance benefits, the applicable named executive officer must execute and not revoke a release of all claims against the company within 60 days following his or her termination of employment.

2011 Cash Incentive Plan

We maintain an annual cash incentive compensation plan, or the 2011 Cash Incentive Plan, for purposes of providing cash incentive compensation opportunities to our executive officers. Under the 2011 Cash Incentive Plan, our board of directors has established the following target bonus opportunities for each of our named executive officers:

Named Executive Officer	Target Award Opportunity (as a percentage of base salary)(%)
Keith R. Leonard, Jr.	43%
John W. Smither	25
Patricia S. Walker, M.D., Ph.D.	30

Under the 2011 Cash Incentive Plan, each named executive officer was eligible to receive a maximum award equal to 147.5% of his or her target award opportunity. In the case of our Chief Executive Officer, his entire target annual cash incentive compensation opportunity is based on our actual performance as assessed against corporate performance measures. In the case of the other named executive officers, their target annual cash incentive compensation opportunities are weighted 75% on our actual performance as assessed against corporate performance measures and 25% on their actual performance as assessed against individual performance measures.

The corporate measures for the 2011 Cash Incentive Plan, which involved product development goals, research goals, commercial goals, and finance, business development, and organizational development goals, were as follows:

Performance Measure Category	Aggregate Weighting within the Corporate Performance Measures (%)	Description	Individual Weighting (%)
Product Development	75%	North American Program: -Successful outcome of End of Phase II meeting -Initiate U.S. Phase III -Progress ATX-101 IP per plan -Complete NDA work plan	75%

		Phase III European Program: -Successful relationship with European partners -Complete substance validation runs	25
Research	5	- Achieve proof of concept within one program -ATX-101 Research Mechanics of Action
Commercial	10	- Develop national KOLs -Conduct patient market research and related activities to culminate in trade name application
Finance, Business Development, and Organizational Development	10	- Achieve financial plan year-end cash balance of $10.0 million -Conclude in-license deal -Make key hires

Based on our actual achievement in 2011 of 103.3% of the corporate performance objectives, in January 2012, the compensation committee recommended, and our board of directors approved, to award each named executive officer 103.3% of his or her target cash incentive compensation award associated with the company performance component of the 2011 cash incentive compensation award. In 2011, 75% of the cash incentive opportunity for each of the Company's named executive officers (with the exception of our Chief Executive Officer) was based on company performance. As Mr. Leonard's 2011 cash incentive compensation award was determined solely based on our actual achievement of the corporate performance objectives, our board of directors awarded him a 2011 cash incentive compensation award equal to 103.3% of his target award.

Our board of directors, based on recommendations from the compensation committee and our Chief Executive Officer, evaluated the achievement of the named executive officers against his or her individual performance objectives and approved each named executive officer's annual cash incentive compensation award. In 2011, 25% of the cash incentive opportunity for each of the Company's named executive officers (with the exception of our Chief Executive Officer) was based on each executive's performance with respect to individual performance objectives assigned. The achievements were based on the subjective assessment of each individual's contributions against the personal performance objectives during the year.

As described above, our board of directors, based on recommendations from our Chief Executive Officer, determined the following achievement of individual performance objectives for Mr. Smither and Dr. Walker in 2011:

Named Executive Officer	Individual Achievement(%)
John W. Smither	125%
Patricia S. Walker, M.D., Ph.D.	108
•
Mr. Smither had ten performance objectives for 2011, of which achievement of certain product development goals, a year-end cash balance of not less than $10 million, and personal leadership goals each had a material impact on the total cash incentive award. The product development goals were 20% of Mr. Smither's individual performance and consisted of 16 specific ATX-101 development goals including, for example, End of Phase II meeting with the FDA, progress against the product Intellectual Property plan, Phase III trial initiation, drug supply and Bayer collaboration support. In 2011, achievement against product development goals was scored as 100.5%. The year-end cash balance goal was 24% of Mr. Smither's individual performance and measured actual year-end cash balance of $38.7 million against a target of not less than $10 million and was scored at 150%. The personal leadership goals were 20% of Mr. Smither's individual performance and were principally, (a) living our corporate values, (b) creating and implementing a vision, and (c) achieving results. In 2011, Mr. Smither's achievement against these leadership goals was 88%. Based in part on the above, and the recommendation of our Chief Executive Officer, our board of directors approved Mr. Smither's achievement against his individual performance objectives at 125% during 2011.

•
Dr. Walker had fourteen performance objectives for 2011, of which achieving certain product development goals and personal leadership goals each had a material impact on the total cash incentive award. The product development goals were 40% of Dr. Walker's individual performance and consisted of 16 specific ATX-101 development goals including, for example, the End of Phase II meeting with the FDA, progress against the product Intellectual Property plan, Phase III trial initiation, drug supply and Bayer collaboration support. In 2011, achievement against product development goals was scored as 100.5%. The personal leadership goals were 20% of Dr. Walker's individual performance and were principally, (a) living our corporate values, (b) creating and implementing a vision, and (c) achieving results. In 2011, Dr. Walker's achievement against these leadership goals was 80%. Based in part on the above, and the recommendation of our Chief Executive Officer, our board of directors approved Dr. Walker's achievement against her individual performance objectives at 108% during 2011.

Based on these determinations, our board of directors approved annual cash incentive compensation for the named executive officers as follows:

Named Executive Officer	Target Cash Incentive Award Opportunity($)	Actual Cash Incentive Award($)
Keith R. Leonard, Jr.	$163,072	$168,454
John W. Smither	64,341	69,891
Patricia S. Walker, M.D., Ph.D.	101,955	106,517

Equity Compensation

Outstanding Equity Awards at December 31, 2011

The following table sets forth specified information concerning unexercised stock options for each of the named executive officers outstanding as of December 31, 2011.

			Option Awards
			Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)
	Vesting Commencement Date					Option Exercise Price ($)	Option Expiration Date
Name			Exercisable	Unexercisable
Keith R. Leonard, Jr.	01/1/2009	(1)	38,246	14,206	—	$5.32	01/21/2014
	01/1/2010	(2)	6,644	22,006	—	6.06	01/15/2015
	01/1/2010	(3)	20,538	7,537	—	5.50	01/15/2020
	10/1/2010	(1)	23,714	57,592	—	5.90	10/14/2020
John W. Smither	11/12/2007	(4)	79,416	—	—	$1.35	12/11/2017
	01/1/2009	(1)	12,409	4,608	—	4.84	01/21/2019
	10/1/2010	(1)	6,205	15,067	—	5.90	10/14/2020
Patricia S. Walker, M.D., Ph.D.	05/1/2007	(4)	128,578	—	—	$0.76	06/14/2017
	01/1/2009	(1)	15,166	5,633	—	4.84	01/21/2019
	10/1/2010	(1)	3,102	7,534	—	5.90	10/14/2020
	—	(5)	—	—	10,636	5.90	10/14/2020

(1)
The option vests over a four-year period as to 25% of the shares underlying the option award on the first anniversary of the vesting commencement date and as to 1/48th of the shares underlying the option award on each monthly anniversary thereafter, subject to such named executive officers' continued employment with us.

(2)
This option vested as to 6,644 shares of our common stock underlying the option on January 1, 2011 and will continue to vest as to 553 shares underlying the option on the first date of each month in 2012 and as to 1,182 shares underlying the option on the first date of each month in 2013 and as to 1,187 shares of the underlying option on January 1, 2014, subject to continued employment with us.

(3)
This option vested as to 7,536 shares of our common stock underlying the option on January 1, 2011 and as to 1,182 shares underlying the option on the first date of each month from February 1, 2011 through December 1, 2011 and will continue to vest as to 628 shares underlying the option on the first date of each month in 2012, subject to continued employment with us.

(4)
The option award is fully vested as of December 31, 2011.

(5)
The option vests in three substantially equal increments upon the satisfactory completion of each of the following milestones: (a) one-third upon the first patient enrollment in the U.S. Phase III clinical trial for ATX-101, (b) one-third upon the datalock for the U.S. Phase III clinical trial for ATX-101, and (c) one-third upon the acceptance of our NDA by the FDA for ATX-101, subject to continued employment with us.

Additional Narrative Disclosure

For a description of the material terms of the change in control and severance provisions of the employment agreements with our named executive officers, please see above under "Narrative Disclosure to Summary Compensation Table."

Equity Compensation Plans and Other Benefit Plans

2012 Equity Incentive Award Plan

We have adopted the 2012 Equity Incentive Award Plan, or 2012 Plan, which will be effective on the closing of this offering. The principal purpose of the 2012 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2012 Plan are summarized below.

Share Reserve.    Under the 2012 Plan, 378,171 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards, performance awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2004 Stock Plan, as amended, as of the consummation of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2012 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2004 Stock Plan, as amended, that are forfeited or lapse unexercised and which following the effective date are not issued under our 2004 Stock Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2013 and ending in 2022, equal to the least of (A) 1,512,687 shares, (B) four percent (4.0%) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 15,505,048 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2012 Plan:

•
to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2012 Plan;

•
to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2012 Plan, such tendered or withheld shares will be available for future grants under the 2012 Plan;

•
to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2012 Plan;

•
the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2012 Plan; and

•
to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2012 Plan.

Administration.    The compensation committee of our board of directors is expected to administer the 2012 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "independent director" within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2012 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2012 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2012 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2012 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2012 Plan. The full board of directors will administer the 2012 Plan with respect to awards to non-employee directors.

Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2012 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards.    The 2012 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•
Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•
Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2012 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•
Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•
Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•
Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•
Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2012 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2012 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2012 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•
Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•
Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•
Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control.    In the event of a change in control where the acquiror does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2012 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2012 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2012 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2012 Plan, a change in control is generally defined as:

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the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•
a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board of directors were elected through one or more contested elections;

•
a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•
the sale, exchange, or transfer of all or substantially all of our assets; or

•
stockholder approval of our liquidation or dissolution.

Adjustments of Awards.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2012 Plan or any awards under the 2012 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•
the aggregate number and type of shares subject to the 2012 Plan;

•
the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•
the grant or exercise price per share of any outstanding awards under the 2012 Plan.

Amendment and Termination.    Our board of directors or the compensation committee (with board approval) may terminate, amend or modify the 2012 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•
to increase the number of shares available under the 2012 Plan (other than in connection with certain corporate events, as described above);

•
to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•
to extend the exercise period for an option beyond ten years from the date of grant; or

•
to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Termination.    The board of directors may terminate the 2012 Plan at any time. No incentive stock options may be granted pursuant to the 2012 Plan after the tenth anniversary of the effective date of the 2012 Plan, and no additional annual share increases to the 2012 Plan's aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2012 Plan will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes.    The 2012 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

•
Securities Laws.  The 2012 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2012 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•
Section 409A of the Code.  Certain awards under the 2012 Plan may be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A of the Code, or is not operated in accordance with those requirements, all amounts deferred under the 2012 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A of the Code, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A of the Code, which impose additional state penalty taxes on such compensation.

•
Section 162(m) of the Code.  In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m) of the Code, the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Code Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2012 Plan will not be subject to Section 162(m) of the Code until a specified transition date, which is the earlier of:

•
the material modification of the 2012 Plan;

•
the issuance of all of the shares of our common stock reserved for issuance under the 2012 Plan; or

•
the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering occurs.

After the transition date, rights or awards granted under the 2012 Plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) of the Code unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m) of the Code.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2012 Plan.

2004 Stock Plan

Our board of directors adopted, and our stockholders approved, the 2004 Stock Plan in June 2004. The 2004 Stock Plan provided for the grant of ISOs, NQSOs and stock purchase rights. As of June 30, 2012, options to purchase 1,870,748 shares of our common stock at a weighted average exercise price per share of $5.11 remained outstanding under the 2004 Stock Plan. No stock purchase rights have been granted under the 2004 Stock Plan. As of June 30, 2012, 167,695 shares of our common stock were available for future issuance pursuant to awards granted under the 2004 Stock Plan. Following this offering and in connection with the effectiveness of our 2012 Plan, the 2004 Stock Plan will terminate and no further awards will be granted under the 2004 Stock Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration.    Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2004 Stock Plan and the awards granted under it.

Stock Options.    The 2004 Stock Plan provides for the grant of ISOs under the federal tax laws or NQSOs. ISOs may be granted only to employees. NQSOs and stock purchase rights may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NQSOs to employees, directors or consultants who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of nonstatutory stock options to all other employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2004 Stock Plan generally vest in a series of installments over an optionee's period of service, with a minimum vesting rate of at least 20% per year over five years from the date of grant, except with respect to options granted to officers, directors and consultants.

In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee's service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee's option agreement, but in no event will such period be less than 30 days following the termination of service. If an optionee's service relationship with us terminates by disability or death, the optionee, or the optionee's designated beneficiary, as applicable, may exercise the vested portion of any option in such period of time as specified in the optionee's option agreement, but in no event will such period be less than 12 months following the termination of service. Shares of common stock representing any unvested portion underlying the option on the date of termination will immediately cease to be issuable and will become available for future issuance under the 2004 Stock Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option will terminate and the shares of common stock covered by such option will become available for future issuance under the 2004 Stock Plan.

Restricted Stock Awards.    The 2004 Stock Plan provides that we may issue restricted stock awards, in addition to or in tandem with options granted under the 2004 Stock Plan and/or cash awards made outside of the 2004 Stock Plan. Each restricted stock award will be governed by a restricted stock purchase agreement. We will have the right to repurchase the restricted shares of our common stock upon the termination of the purchaser's status as an employee, director or consultant for any reason. The repurchase price for shares by the purchaser will be the original price paid by the purchaser Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

Dissolution or Liquidation.    In the event of a proposed dissolution or liquidation, to the extent options have not been previously exercised or restricted stock has not vested, all such options will terminate immediately prior to the consummation of the proposed transaction and all such restricted stock shall be forfeited.

Merger or Change in Control.    If we undergo a merger or change in control, each award under the 2004 Stock Plan shall be treated as the administrator determines, including that awards shall be assumed or substitute by the successor corporation or a parent or subsidiary of the successor corporation. The administrator is not required to treat all awards similarly in the transaction. If any surviving corporation does not assume awards under the 2004 Stock Plan, or substitute an equivalent option of the successor corporation or a parent or subsidiary of the successor corporation, then the vesting of options or restricted stock held by participants in the 2004 Stock Plan will be accelerated and the options or restricted stock will become fully vested and the options shall be exercisable during the 15-day period specified below. The holder of such options not assumed or substituted will be notified by the 2004

Stock Plan administrator that the option is fully exercisable for a period of 15 days from the date of such notice and will be terminated if not exercised within such 15 day period.

Corporate Transaction.    In the event of certain corporate transactions, the administrator of the 2004 Stock Plan will adjust the number of shares of common stock that may be delivered under the 2004 Stock Plan and/or the number, class and price of shares of common stock covered by each outstanding option or restricted stock award.

401(k) Plan

Effective January 1, 2006, we adopted our 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan.

The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Certain Relationships and Related Party Transactions

The following is a description of transactions since January 1, 2009 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Series D Preferred Stock Financing

In August 2011, we issued an aggregate of 2,691,663 shares of our Series D Preferred Stock at a price per share of $13.9040 for aggregate gross consideration of $37.4 million to twenty accredited investors. The table below sets forth the number of shares of Series D Preferred Stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series D Preferred Stock	Aggregate Purchase Price($)
Fidelity Contrafund: Fidelity Advisor New Insights Fund	1,438,435	$19,999,998
Versant Venture Capital II, L.P.(1)	149,865	2,083,742
ARCH Venture Fund VI, L.P.	132,649	1,844,357
Prospect Venture Partners III, L.P.	118,013	1,640,863
JAFCO Super V3 Investment Limited Partnership	53,626	745,624

(1)
Includes 2,766 shares purchased by Versant Affiliates Fund II-A, L.P. and 1,303 shares purchased by Versant Side Fund II, L.P.

Issuance of Warrants to Purchase Series C and Series D Preferred Stock

In March 2011, we issued a warrant to purchase up to a maximum of 33,700 shares of our Series C Preferred Stock at a price per share of $13.3530 to Lighthouse Capital Partners VI, L.P. in connection with that certain Loan and Security Agreement No. 1991 dated March 21, 2011 with Lighthouse Capital Partners VI, L.P. whereby Lighthouse Capital Partners VI, L.P. committed to lend us up to $15.0 million pursuant to the terms therein. In December 2011, we amended the Loan and Security Agreement and issued a warrant to purchase up to 86,306 shares of our Series D Preferred Stock at a price per share of $13.9040, which was initially exercisable for 43,152 shares. The warrant became exercisable for the additional 43,154 shares of our Series D Preferred Stock on July 23, 2012 in connection with an amendment to our Loan and Security Agreement providing for an additional 60-day extension of the initial drawdown date of August 1, 2012.

Series C Preferred Stock Financing

In July 2009, we issued an aggregate of 748,893 shares of our Series C Preferred Stock at a price per share of $13.3530 for aggregate gross consideration of $10.0 million to fourteen accredited investors. The table below sets forth the number of shares of Series C Preferred Stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series C Preferred Stock	Aggregate Purchase Price($)
Versant Venture Capital II, L.P.(1)	190,921	$2,549,376
ARCH Venture Fund VI, L.P.	167,715	2,239,486
Prospect Venture Partners III, L.P.	117,806	1,573,067
JAFCO Super V3 Investment Limited Partnership	33,738	450,504
JAFCO Life Science No. 1 Investment Enterprise Partnership	33,737	450,499
Joseph L. Turner	1,872	25,001
The Fenton Family Trust, dated Jan 23, 1991, Dennis M. Fenton and Linda M. Fenton, Trustees	1,872	25,001

(1)
Includes 3,524 shares purchased by Versant Affiliates Fund II-A, L.P. and 1,659 shares purchased by Versant Side Fund II, L.P.

Indemnification Agreements and Directors' and Officers' Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Investor Rights Agreements

We have entered into an amended and restated investor rights agreement with the purchasers of our outstanding preferred stock and certain holders of common stock and warrants to purchase our common stock and preferred stock, including entities with which certain of our directors are affiliated. As of June 30, 2012, the holders of approximately 31.3 million shares of our common stock, including the shares of common stock issuable upon the conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights." The investor rights agreement also provides for a right of first refusal in favor of certain holders of preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon consummation of, this offering.

Voting Agreement

We have entered into an amended and restated voting agreement with certain holders of our common stock and holders of our convertible preferred stock. Upon the closing of this offering, the amended and restated voting agreement will terminate. For a description of the amended and restated voting agreement, see the section titled "Management—Board Composition—Voting Arrangements."

Right of First Refusal and Co-sale Agreement

We have entered into an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and holders of our preferred stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock and common stock issuable upon conversion of the shares of preferred stock held by the parties thereto. Upon the closing of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal Stockholders

The following table sets forth information relating to the beneficial ownership of our common stock as of September 1, 2012, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 1, 2012 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 12,978,928 shares of our common stock outstanding as of September 1, 2012, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 11,544,662 shares of common stock. Shares of our common stock that a person has the right to acquire within 60 days of September 1, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o KYTHERA Biopharmaceuticals, Inc., at 27200 West Agoura Road, Suite 200, Calabasas, California 91301.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Entities affiliated with Versant Venture II, L.L.C.(1)	2,435,366	121,881	2,557,247	19.52%	2,557,247	14.95%
ARCH Venture Fund VI, L.P.(2)	2,030,123	121,883	2,152,006	16.43%	2,152,006	12.58%
Prospect Venture Partners III, L.P.(3)	1,914,566	—	1,914,566	14.75%	1,914,566	11.28%
Entities Affiliated with JAFCO Co., Ltd.(4)	870,001	—	870,001	6.70%	870,001	5.12%
Fidelity Contrafund: Fidelity Advisor New Insights Fund(5)	1,438,435	—	1,438,435	11.08%	1,438,435	8.47%
Named Executive Officers and Directors
Keith R. Leonard, Jr.(6)	1,124,164	128,825	1,252,989	9.56%	1,252,989	7.32%
John W. Smither(7)	—	106,006	106,006	*	106,006	*
Patricia S. Walker, M.D., Ph.D.(8)	—	156,939	156,939	1.19%	156,939	*
Keith L. Klein, J.D.(9)	—	74,376	74,376	*	74,376	*
Jeffrey D. Webster(10)	—	128,574	128,574	*	128,574	*
Nathaniel David, Ph.D.(11)	551,886	11,345	563,231	4.34%	563,231	3.32%
Dennis Fenton, Ph.D.(12)	3,348	32,143	35,491	*	35,491	*

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Hironori Hozoji(13)	870,001	—	870,001	6.70%	870,001	5.12%
François Kress(14)	—	11,555	11,555	*	11,555	*
Robert T. Nelsen(15)	2,030,123	121,883	2,152,006	16.43%	2,152,006	12.58%
Camille Samuels(16)	2,435,366	121,881	2,557,247	19.52%	2,557,247	14.95%
David Schnell, M.D.(17)	1,914,566	—	1,914,566	14.75%	1,914,566	11.28%
Joseph L. Turner(18)	1,872	23,635	25,507	*	25,507	*
All directors and executive officers as a group (13 persons)(19)	8,931,326	917,162	9,848,488	70.87%	9,848,488	55.03%

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
Includes: (i) 2,341,086 shares held, and 118,573 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by Versant Venture Capital II, L.P., (ii) 42,188 shares held, and 2,249 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by Versant Affiliates Fund II-A, L.P., (iii) 20,704 shares held, and 1,059 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by Versant Side Fund II, L.P. and (iv) 31,388 shares held by Versant Venture Management L.L.C. Versant Venture II, L.L.C. is the general partner of Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P., and Versant Side Fund II, L.P. (together, the "Versant Funds"). Camille Samuels is a managing member of Versant Venture II, L.L.C. and a member of our board of directors. As a managing member of Versant Venture II, L.L.C. she, together with the other managing members Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Charles M. Warden and Barbara N. Lubash (together with Ms. Samuels, the "Managing Members"), are deemed to have voting and dispositive power over the shares held by the Versant Funds, and each Managing Member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. The address of Versant Venture Management LLC is 3000 Sand Hill Road, Bldg. 4, Suite 210, Menlo Park, CA 94025.

(2)
Includes 2,030,123 shares held, and 121,883 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by ARCH Venture Fund VI, L.P. ("ARCH VI"). ARCH Venture Partners VI, L.P. (the "GPLP"), as the sole general partner of ARCH VI, may be deemed to beneficially own certain of the shares held by ARCH VI. The GPLP disclaims beneficial ownership of all shares held by ARCH VI in which the GPLP does not have an actual pecuniary interest. ARCH Venture Partners VI, LLC (the "GPLLC"), as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held by ARCH VI. The GPLLC disclaims beneficial ownership of all shares held by ARCH VI in which it does not have an actual pecuniary interest. Robert T. Nelsen is a managing director of the GPLLC and a member of our board of directors. As a managing director of the GPLLC he, together with the other managing directors Keith Crandell and Clinton Bybee (together with Mr. Nelsen, the "Managing Directors"), are deemed to have voting and dispositive power over the shares held by ARCH VI, and may be deemed to beneficially own certain of the shares held by ARCH VI. The Managing Directors disclaim beneficial ownership of all shares held by ARCH VI in which they do not have an actual pecuniary interest. The address of ARCH VI is 8725 West Higgins Road, Suite 290, Chicago, IL 60631.

(3)
Includes 1,914,566 shares held by Prospect Venture Partners III, L.P. David Schnell, M.D., a member of our board of directors, is a managing member of Prospect Management Co. III, L.L.C., the general partner of Prospect Venture Partners III, L.P. The managing members of Prospect Management Co. III, L.L.C. are deemed to have voting and dispositive power over the shares held by Prospect Venture Partners III, L.P., and each disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. The address for Prospect Management Co. III, L.P. is 435 Tasso Street, Suite 200, Palo Alto, CA 94301.

(4)
Includes: (i) 461,814 shares held by JAFCO Super V3 Investment Limited Partnership and (ii) 408,187 shares held by JAFCO Life Science No. 1 Investment Enterprise Partnership. JAFCO Co., Ltd. is the general partner of JAFCO Super V3 Investment Limited Partnership and an executive partner of JAFCO Life Science No. 1 Investment Enterprise Partnership (together, the "JAFCO Funds"). Hironori Hozoji is a Principal of JAFCO Co., Ltd. and a member of our board of directors. The managing members of JAFCO Co., Ltd. are deemed to have voting and dispositive power over the shares held by the JAFCO Funds. The address of JAFCO Co., Ltd. is Otemachi First Square, West Tower 11F, 1-5-1 Otemachi, Chiyoda-ku, Tokyo 100-0004 Japan.

(5)
Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR LLC, acts as investment adviser for Fidelity Contrafund: Fidelity Advisor New Insights Fund, or the fund. Edward C. Johnson 3d, the Chairman of FMR LLC, and his family members, directly or through trust, are parties to a shareholders' agreement and may be deemed, under the Investment Act of 1940, to form a controlling group with respect to FMR LLC and therefore to be persons with the indirect control of Fidelity. Fidelity has the ability to make decisions with respect to the voting and disposition of the shares held by the fund, subject to the oversight of the board of trustees of the fund. The board of trustees of the fund has enacted a policy with respect to the voting of any investment property owned thereby and shares are voted for the fund by Fidelity in accordance with such policies. Under the terms of its management contract with each fund, Fidelity has overall responsibility for directing the investments of the fund in accordance with the fund's investment objective, policies and limitations. The fund has one or more portfolio managers appointed by and serving at the pleasure of Fidelity who make the decisions with respect to the disposition of the shares.

(6)
Consists of: (i) 1,009,872 shares held by Leonard Family Trust, dated 28 August, 1996, of which Mr. Leonard is a trustee, (ii) 57,146 shares held by Keith Richard Leonard Retained Annuity Trust, dated 12 April 2010, of which Mr. Leonard is a trustee, (iii) 57,146 shares held by Nanette LaRosa Leonard Retained Annuity Trust, dated 12 April 2010, of which Mr. Leonard is a trustee, and (iv) 128,825 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012. 1,323 shares of common stock is pledged to transfer to The UCLA Foundation 180 days after this initial public offering pursuant to a May 2, 2008 pledge by Mr. Leonard to the University of California, Los Angeles.

(7)
Consists of 106,006 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(8)
Consists of 156,939 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(9)
Consists of 74,376 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(10)
Consists of 128,574 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(11)
Consists of: (i) 551,886 shares held by Nathaniel David, Ph.D. and (ii) 11,345 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(12)
Consists of: (i) 3,348 shares held by Dennis Fenton, Ph.D. and (ii) 32,143 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(13)
Consists of shares described in Note (4) above.

(14)
Consists of 11,555 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(15)
Consists of shares described in Note (2) above. Mr. Nelsen disclaims beneficial ownership of the shares held by ARCH VI as described in Note (2) above, except to the extent of his pecuniary interest therein.

(16)
Consists of shares described in Note (1) above. Ms. Samuels disclaims beneficial ownership of the shares held by Versant Venture Management, L.L.C. as described in Note (1) above, except to the extent of her pecuniary interest therein.

(17)
Consists of shares described in Note (3) above. Dr. Schnell disclaims beneficial ownership of the shares held by Prospect Management Co. III, L.L.C. as described in Note (3) above, except to the extent of his pecuniary interest therein.

(18)
Consists of: (i) 1,872 shares held by Joseph L. Turner and (ii) 23,635 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

(19)
Includes 7,250,056 shares held, and 243,764 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by entities affiliated with certain of our directors and 2,354,668 shares beneficially owned by our executive officers and directors, which includes 673,398 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2012.

Description of Capital Stock

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of common stock, $0.00001 par value per share, and 5,000,000 shares of preferred stock, $0.00001 par value per share. The following information reflects a 1-for-2.6443 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part, the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering. As of June 30, 2012, there were outstanding:

•
12,965,648 shares of our common stock held by approximately 99 stockholders of record;

•
322,107 shares of our common stock issuable upon exercise of outstanding warrants; and

•
1,870,748 shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. The terms of our credit facility currently prohibit us from paying cash dividends on our common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable.

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. See Note 5 to notes to our audited financial statements for a description of our currently outstanding preferred stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of June 30, 2012. Immediately prior to the consummation of this offering, the warrants to purchase shares of our convertible preferred stock will convert into warrants to purchase our common stock based on the applicable conversion ratio of the preferred stock.

Class of stock underlying warrants	Number of shares exercisable prior to this offering	Number of shares of common stock exercisable following this offering	Exercise price per share($)	Expiration Date
Series B redeemable convertible preferred stock, par value $0.00001	243,349	245,255	$7.5464	January 17, 2013
Series C redeemable convertible preferred stock, par value $0.00001	33,700	33,700	13.3530	March 21, 2021
Series D redeemable convertible preferred stock, par value $0.00001(1)	43,152	43,152	13.9040	December 30, 2021

	320,201	322,107

(1)
The warrant became exercisable for up to 86,306 shares of Series D redeemable convertible preferred stock on July 23, 2012, in connection with the amendment to our Loan and Security Agreement with Lighthouse Capital Partners VI, L.P.

  Immediately prior to the consummation of this offering, the shares of Series D redeemable convertible preferred stock will convert into shares of our common stock on a one-to-one ratio.

  Registration Rights

  Under our amended and restated investor rights agreement, following the closing of this offering, the holders of approximately 11.9 million shares of common stock, including shares issuable upon exercise of warrants, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

  Demand Registration Rights

  Based on the number of shares outstanding as of June 30, 2012, after the consummation of this offering, the holders of approximately 11.9 million shares of our common stock, including shares issuable upon exercise of warrants, or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 40% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price of at least $10.0 million. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities, provided that we have complied with certain notice requirements to the holders of these shares.

  Form S-3 Registration Rights

  Based on the number of shares outstanding as of June 30, 2012, after the consummation of this offering, the holders of approximately 11.9 million shares of our common stock, including shares issuable upon exercise of warrants, or their transferees, will be entitled to certain Form S-3 registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities, provided that we have complied with certain notice requirements to the holders of these shares.

  Piggyback Registration Rights

  Based on the number of shares outstanding as of June 30, 2012, after the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 11.9 million shares of our common stock, including shares issuable upon exercise of warrants, or their transferees, will be entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

  Expenses of Registration

  We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders up to $25,000.

  Expiration of Registration Rights.

  The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of five years after the consummation of this offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act.

  Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

  Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

  Delaware Anti-Takeover Statute

  We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

  Undesignated Preferred Stock

  The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

  Special Stockholder Meetings

  Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board of directors, Chief Executive Officer or President, or by a resolution adopted by a majority of our board of directors.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

  Elimination of Stockholder Action by Written Consent

  Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  Classified Board; Election and Removal of Directors

  Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, the removal of any of our directors without cause will require a 66 2/3% stockholder vote. For more information on the classified board, see "Management—Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Choice of Forum

  Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

  Amendment of Charter Provisions

  The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.

  The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

  Limitations of Liability and Indemnification Matters

  For a discussion of liability and indemnification, please see "Management—Limitation on Liability and Indemnification Matters."

  The NASDAQ Global Market Listing

  We have applied to list our common stock on The NASDAQ Global Market under the symbol "KYTH."

  Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. The transfer agent and registrar's address is Wells Fargo Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of June 30, 2012, upon the closing of this offering and assuming (1) a 1-for-2.6443 reverse stock split of all outstanding shares of our capital stock, (2) the conversion of our outstanding preferred stock into common stock, assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), (3) no exercise of the underwriters' option to purchase additional shares of common stock to cover over-allotments and (4) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately 16,965,648 shares of common stock. Of these shares, all of the 4,000,000 shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters' option to purchase additional shares to cover over-allotments, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of June 30, 2012, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
12,965,648 shares	180 days after the date of this prospectus, or longer if the lock-up period is extended, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders and option holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•
during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

•
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•
1% of the number of common shares then outstanding, which will equal approximately                shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter's option to purchase additional shares and no exercise of outstanding options or warrants); or

•
the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired Common Stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our "affiliates," as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our "affiliates" may resell those shares without compliance with Rule 144's minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Registration Rights

Based on the number of shares outstanding as of June 30, 2012, after the consummation of this offering, the holders of approximately 11.9 million shares of our common stock, including shares issuable upon exercise of warrants, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled "Description of Capital Stock—Registration Rights." If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2004 Stock Plan, as amended, and our 2012 Equity Incentive Award Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

 Material United States Federal Income Tax Consequences
to Non-U.S. Holders

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•
United States expatriates or former long-term residents of the United States;

•
partnerships or other pass-through entities;

•
"controlled foreign corporations," "passive foreign investment companies" or corporations that accumulate earnings to avoid United States federal income tax;

•
banks, insurance companies, or other financial institutions;

•
brokers, dealers, or traders in securities, commodities or currencies;

•
tax-exempt organizations;

•
tax-qualified retirement plans; or

•
persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia;

•
an estate the income of which is subject to United States federal income tax regardless of its source; or

•
a trust (1) the administration of which is subject to the primary supervision of a United States court and all substantial decisions of which are controlled by one or more United States persons or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As stated above under "Dividend Policy", we do not intend to make distributions on our common stock for the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder's tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Our Common Stock" below.

Dividends paid to a non-U.S. holder of our common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder's United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's United States trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below under "Legislation Relating to Foreign Accounts," a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•
the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the calendar year of the disposition, and certain other requirements are met; or

•
our common stock constitutes a "United States real property interest" by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. Even if we become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if the non-U.S. holder actually or constructively holds more than 5% of our common stock.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. Further, non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder's conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding may apply to distribution payments to a non-U.S. holder of our common stock and information reporting and backup withholding may apply to the payments of the proceeds of a sale of our common stock within the United States or through certain United States-related financial intermediaries, unless the non-U.S. holder furnishes to the relevant paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts

Under legislation enacted in 2010, withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined under those rules) and certain other non-U.S. entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although this legislation currently applies to applicable payments made after December 31, 2012, the IRS has recently issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Leerink Swann LLC
Lazard Capital Markets LLC

Total	4,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have an option to buy up to 600,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.7 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise) other than (a) the shares to be sold hereunder, (b) any shares of common stock of our company issued upon the exercise of options granted under company stock plans and (c) any shares of our common stock that we may elect to issue to LA Biomed in connection with our license agreement, not to exceed $3.0 million in value, in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co. on behalf of the underwriters for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, stockholders, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The NASDAQ Global Market under the symbol "KYTH."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the "Shares") may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the book-running managers for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the book-running managers has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the

Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

 Legal Matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 5,393 shares of our preferred stock which will be converted into shares of our common stock prior to the consummation of this offering.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to KYTHERA Biopharmaceuticals, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.kytherabiopharma.com. Upon consummation of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

KYTHERA BIOPHARMACEUTICALS, INC.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of KYTHERA Biopharmaceuticals, Inc.

We have audited the accompanying balance sheets of KYTHERA Biopharmaceuticals, Inc. as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KYTHERA Biopharmaceuticals, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, California
March 26, 2012,
except for the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive loss as described in Note 2, as to which the date is May 16, 2012, and except for the retroactive effect of the 1-for-2.6443 reverse stock split as described in Note 1, as to which the date is October , 2012.

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 1 to the financial statements.

/s/ Ernst & Young LLP
Los Angeles, California September 21, 2012

KYTHERA BIOPHARMACEUTICALS, INC.
Balance Sheets

	December 31,		June 30,	Pro Forma June 30,
	2011	2010	2012	2012
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$34,577,000	$21,676,000	$27,466,000	$27,466,000
Restricted cash, current portion	7,403,000	16,167,000	9,385,000	9,385,000
Deferred licensor payment, current portion	352,000	1,232,000	—	—
Prepaid clinical trial expenses	938,000	—	3,009,000	3,009,000
Prepaid expenses and other current assets	1,058,000	373,000	2,478,000	2,478,000

Total current assets	44,328,000	39,448,000	42,338,000	42,338,000
Property and equipment, net	720,000	82,000	599,000	599,000
Restricted cash—net of current portion	—	5,652,000	9,431,000	9,431,000
Deferred licensor payment—net of current portion	—	308,000	—	—
Other assets	31,000	19,000	37,000	37,000

Total assets	$45,079,000	$45,509,000	$52,405,000	$52,405,000

Liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$962,000	$628,000	$580,000	$580,000
Accrued personnel costs	1,500,000	1,551,000	1,154,000	1,154,000
Accrued costs for services	3,544,000	3,747,000	2,888,000	2,888,000
Deferred development funds, current portion	4,951,000	16,167,000	7,849,000	7,849,000
Deferred revenue, current portion	3,847,000	13,465,000	—	—

Total current liabilities	14,804,000	35,558,000	12,471,000	12,471,000
Deferred rent	7,000	5,000	8,000	8,000
Deferred revenue—net of current portion	—	3,366,000	—	—
Deferred development funds—net of current portion	—	3,436,000	9,431,000	9,431,000
Long term payable to licensor	1,560,000	1,560,000	2,828,000	2,828,000
Redeemable convertible preferred stock warrants	2,145,000	1,031,000	2,621,000	—

Total liabilities	18,516,000	44,956,000	27,359,000	24,738,000
Commitments and contingencies
Redeemable convertible preferred stock, $0.0001 par value per share:
Series A redeemable convertible preferred stock, 4,775,000 shares authorized, 1,806,000 shares issued and outstanding at December 31, 2011 and 2010 and June 30, 2012 (unaudited), liquidation preference of $955,000 at December 31, 2011 and 2010 and June 30, 2012 (unaudited), no shares issued and outstanding, pro forma (unaudited)	902,000	902,000	902,000	—
Series B redeemable convertible preferred stock, 11,171,000 shares authorized, 3,981,000 shares issued and outstanding at December 31, 2011 and 2010 and June 30, 2012 (unaudited), liquidation preference of $30,280,000 at December 31, 2011 and 2010 and June 30, 2012 (unaudited), no shares issued and outstanding, pro forma (unaudited)	30,193,000	30,193,000	30,193,000	—
Series C redeemable convertible preferred stock, 8,300,000 shares authorized, 3,023,000 shares issued and outstanding at December 31, 2011 and 2010 and June 30, 2012 (unaudited), liquidation preference of $40,370,000 at December 31, 2011 and 2010 and June 30, 2012 (unaudited), no shares issued and outstanding, pro forma (unaudited)	40,205,000	40,205,000	40,205,000	—
Series D redeemable convertible preferred stock, 9,970,000 shares authorized, 2,692,000 shares issued and outstanding at December 31, 2011 and June 30, 2012 (unaudited), liquidation preference of $37,425,000 at December 31, 2011 and June 30, 2012 (unaudited), no shares issued and outstanding, pro forma (unaudited)	36,287,000	—	36,287,000	—
Stockholders' (deficit) equity:
Common stock, $0.00001 par value, 45,000,000 shares authorized, 1,399,000, 1,394,000, 1,432,000 and 12,966,000 shares issued and outstanding at December 31, 2011 and 2010, June 30, 2012 (unaudited), and pro forma (unaudited), respectively	—	—	—	—
Additional paid in capital	2,483,000	1,608,000	3,340,000	113,548,000
Accumulated other comprehensive loss	—	—	—	—
Accumulated deficit	(83,507,000)	(72,355,000)	(85,881,000)	(85,881,000)

Total stockholders' (deficit) equity	(81,024,000)	(70,747,000)	(82,541,000)	27,667,000

Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$45,079,000	$45,509,000	$52,405,000	$52,405,000

See accompanying notes.

KYTHERA BIOPHARMACEUTICALS, INC.
Statements of Operations and Comprehensive Loss

	Year Ended December 31,			Six Months Ended June 30,
	2011	2010	2009	2012	2011
				(unaudited)
License income	$12,985,000	$4,488,000	$—	$19,687,000	$6,732,000
Sublicense expense	1,188,000	411,000	—	1,936,000	616,000

Gross margin	11,797,000	4,077,000	—	17,751,000	6,116,000
Operating expenses:
Research and development	15,766,000	14,842,000	9,823,000	14,884,000	6,353,000
General and administrative	6,879,000	6,785,000	4,930,000	4,661,000	3,202,000

Total operating expenses	22,645,000	21,627,000	14,753,000	19,545,000	9,555,000

Loss from operations	(10,848,000)	(17,550,000)	(14,753,000)	(1,794,000)	(3,439,000)
Warrant and other interest (expense) income, net	(304,000)	589,000	(7,000)	(580,000)	233,000
Other income	—	930,000	—	—	—

Net loss	$(11,152,000)	$(16,031,000)	$(14,760,000)	$(2,374,000)	$(3,206,000)

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	—	4,000	(17,000)	—	—

Comprehensive loss	$(11,152,000)	$(16,027,000)	$(14,777,000)	$(2,374,000)	$(3,206,000)

Per share information:
Net loss, basic and diluted	$(7.98)	$(11.64)	$(10.85)	$(1.69)	$(2.29)

Basic and diluted weighted average shares outstanding	1,398,000	1,377,000	1,360,000	1,403,000	1,397,000

Pro forma net loss, basic and diluted (unaudited)	$(1.00)			$(0.18)

Basic and diluted pro forma weighted average shares outstanding (unaudited)	11,147,000			12,936,000

See accompanying notes.

KYTHERA BIOPHARMACEUTICALS, INC.
Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit

	Redeemable Convertible Preferred Stock								Stockholders' Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock
									Common Stock			Accumulated Other Comprehensive Income (loss)
											Additional Paid in Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value				Total
Balance at December 31, 2008	1,806,000	$902,000	3,981,000	$30,193,000	2,247,000	$29,838,000	—	$—	1,355,000	—	$369,000	$13,000	$(41,564,000)	$(41,182,000)
Issuance of common stock in connection with exercise of stock options	—	—	—	—	—	—	—	—	6,000	—	8,000	—	—	8,000
Issuance of common stock in August 2009 at $4.84 per share for services	—	—	—	—	—	—	—	—	6,000	—	27,000	—	—	27,000
Issuance of Series C convertible preferred stock in July 2009 for cash at $13.3530 per share, net of issuance costs of $3,000	—	—	—	—	749,000	9,997,000	—	—	—	—	—	—	—	—
Compensation expense related to stock options and restricted common stock	—	—	—	—	—	—	—	—	—	—	479,000	—	—	479,000
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	—	—	(17,000)	—	(17,000)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(14,760,000)	(14,760,000)

Balance at December 31, 2009	1,806,000	902,000	3,981,000	30,193,000	2,996,000	39,835,000	—	—	1,367,000	—	883,000	(4,000)	(56,324,000)	(55,445,000)
Issuance of common stock in connection with exercise of stock options	—	—	—	—	—	—	—	—	26,000	—	58,000	—	—	58,000
Issuance of common stock in January 2010 at $5.50 per share for services	—	—	—	—	—	—	—	—	1,000	—	9,000	—	—	9,000
Issuance of Series C convertible preferred stock in November 2010 at $13.3530 per share for services	—	—	—	—	27,000	370,000	—	—	—	—	—	—	—	—
Compensation expense related to stock options and restricted common stock	—	—	—	—	—	—	—	—	—	—	658,000	—	—	658,000
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	—	—	4,000	—	4,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,031,000)	(16,031,000)

Balance at December 31, 2010	1,806,000	902,000	3,981,000	30,193,000	3,023,000	40,205,000	—	—	1,394,000	—	1,608,000	—	(72,355,000)	(70,747,000)
Issuance of common stock in connection with exercise of stock options	—	—	—	—	—	—	—	—	12,000	—	18,000	—	—	18,000
Re-purchase of common stock in June 2011	—	—	—	—	—	—	—	—	(7,000)	—	(1,000)	—	—	(1,000)
Issuance of Series D convertible preferred stock in August 2011 for cash at $13.9040 per share, net of issuance costs of $1,138,000	—	—	—	—	—	—	2,692,000	36,287,000	—	—	—	—	—	—
Compensation expense related to stock options	—	—	—	—	—	—	—	—	—	—	858,000	—	—	858,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(11,152,000)	(11,152,000)

Balance at December 31, 2011	1,806,000	902,000	3,981,000	30,193,000	3,023,000	40,205,000	2,692,000	36,287,000	1,399,000	—	2,483,000	—	$(83,507,000)	$(81,024,000)
Issuance of common stock in connection with exercise of stock options	—	—	—	—	—	—	—	—	28,000	—	48,000	—	—	48,000
Issuance of common stock in January 2012 at $8.22 per share for services	—	—	—	—	—	—	—	—	5,000	—	43,000	—	—	43,000
Compensation expense related to stock options	—	—	—	—	—	—	—	—	—	—	766,000	—	—	766,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(2,374,000)	(2,374,000)

Balance at June 30, 2012	1,806,000	$902,000	3,981,000	$30,193,000	3,023,000	$40,205,000	2,692,000	$36,287,000	1,432,000	—	$3,340,000	$—	$(85,881,000)	$(82,541,000)

See accompanying notes.

KYTHERA BIOPHARMACEUTICALS, INC.
Statements of Cash Flows

	Year Ended December 31,			Six Months Ended June 30,
	2011	2010	2009	2012	2011
				(unaudited)
Operating activities
Net loss	$(11,152,000)	$(16,031,000)	$(14,760,000)	$(2,374,000)	$(3,206,000)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of (discount) on marketable securities	—	(16,000)	(31,000)	—	—
Amortization of redeemable convertible preferred stock warrant value	71,000	—	—	104,000	25,000
Depreciation	54,000	174,000	161,000	252,000	31,000
Loss on disposal of property and equipment	4,000	—	—	—	4,000
Revaluation of redeemable convertible preferred stock warrants	229,000	(570,000)	73,000	476,000	(262,000)
Stock-based compensation	858,000	1,037,000	506,000	809,000	410,000
Changes in assets and liabilities:
Prepaid expenses and other current assets	(809,000)	(209,000)	250,000	(3,595,000)	222,000
Restricted cash	14,416,000	(21,819,000)	—	(11,413,000)	6,077,000
Deferred licensor payment	1,188,000	(1,540,000)	—	352,000	616,000
Other assets	(12,000)	—	—	(6,000)	(12,000)
Accounts payable and other accrued liabilities	80,000	2,920,000	(1,024,000)	(1,384,000)	(983,000)
Deferred revenue	(12,984,000)	16,831,000	—	(3,847,000)	(6,732,000)
Deferred development funds	(14,652,000)	19,603,000	—	12,329,000	(5,918,000)
Deferred long term payable to licensor	—	1,560,000	—	1,268,000	—
Deferred rent	2,000	5,000	(18,000)	1,000	(4,000)

Net cash (used in) provided by operating activities	(22,707,000)	1,945,000	(14,843,000)	(7,028,000)	(9,732,000)
Investing activities
Purchases of marketable securities	—	—	(34,645,000)	—	—
Proceeds from sales of marketable securities	—	12,697,000	31,058,000	—	—
Investment in property and equipment	(696,000)	(100,000)	(83,000)	(131,000)	—

Net cash (used in) provided by investing activities	(696,000)	12,597,000	(3,670,000)	(131,000)	—
Financing activities
Proceeds from common stock option exercises	17,000	58,000	8,000	48,000	16,000
Net proceeds from issuance of convertible preferred stock	36,287,000	—	9,997,000	—	—

Net cash provided by financing activities	36,304,000	58,000	10,005,000	48,000	16,000

Net increase (decrease) in cash and cash equivalents	12,901,000	14,600,000	(8,508,000)	(7,111,000)	(9,716,000)
Cash and cash equivalents at beginning of period	21,676,000	7,076,000	15,584,000	34,577,000	21,676,000

Cash and cash equivalents at end of period	$34,577,000	$21,676,000	$7,076,000	$27,466,000	$11,960,000

Supplemental disclosures related to non-cash activities
Issuance of redeemable convertible preferred stock warrants for senior loan facility commitment	$885,000	$—	$—	$—	$345,000
Issuance of redeemable convertible preferred stock for licensor payment	$—	$195,000	$—	$—	$—
Issuance of redeemable convertible preferred stock for services rendered	$—	$175,000	$—	$—	$—
Issuance of common stock for services rendered	$—	$9,000	$27,000	$43,000	$—

See accompanying notes.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements

1. Organization and Basis of Presentation

KYTHERA Biopharmaceuticals, Inc. ("KYTHERA" or the "Company") is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel prescription products for the aesthetic medicine market. The Company's objective is to develop first-in-class, prescription aesthetic products using an approach that relies on the scientific rigor of biotechnology to address unmet needs in the rapidly-growing market for aesthetic medicine. The Company's initial focus is on the facial aesthetics market, which comprises the majority of the aesthetics medicine market. The Company's product candidate, ATX-101, is a potential first-in-class, injectable drug currently in Phase III clinical development for the reduction of submental fat, which commonly presents as an undesirable "double chin."

KYTHERA was originally incorporated in Delaware in June 2004 under the name Dermion, Inc. It commenced operations in August 2005 and its name was changed to AESTHERx, Inc. In July 2006, the Company changed its name to KYTHERA Biopharmaceuticals, Inc.

Since commencement of operations in August 2005, the Company has devoted substantially all its efforts to the development of ATX-101, recruiting personnel and raising capital. In 2010, the Company entered into a License Agreement with Bayer Consumer Care AG and a Services, Research, Development and Collaboration Agreement with Bayer's Affiliate, Intendis GmbH, collectively referred to as the collaboration arrangement with Bayer. Bayer Consumer Care AG and Intendis GmbH are referred to jointly as Bayer.

The accompanying financial statements for the six months ended June 30, 2012 and 2011 (unaudited) and the years ended December 31, 2011, 2010 and 2009 have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Since inception in 2004, the Company has not been profitable and has incurred operating losses in each year. The Company has a limited operating history upon which you can evaluate its business and prospects. The Company has not generated any revenue from product sales to date and will continue to incur significant research and development and other expenses related to its ongoing operations. The Company has recorded net losses of $2,374,000 and $3,206,000 for the six months ended June 30, 2012 and 2011, respectively, and $11,152,000, $16,031,000 and $14,760,000 for the years ended December 31, 2011, 2010 and 2009, respectively, and had an accumulated deficit of $85,881,000 and $83,507,000 as of June 30, 2012 and December 31, 2011, respectively. The Company has funded its operations primarily through the sale and issuance of preferred stock, convertible debt, and amounts received pursuant to the collaboration arrangement with Bayer. Net working capital at June 30, 2012 and December 31, 2011, was $29,867,000 and $29,524,000, respectively. The Company expects to continue to incur losses for the foreseeable future. At June 30, 2012, the Company had capital resources consisting of cash and cash equivalents and restricted cash of $46,282,000, of which $18,816,000 was restricted. The Company also has access to borrow up to $15,000,000 through its credit facility.

On September 11, 2012, the Board of Directors approved a 1-for-2.6443 reverse stock split of the Company's capital stock. All share and per share information included in the accompanying financial statements has been adjusted to reflect this reverse stock split.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of June 30, 2012 and the statements of operations and comprehensive loss and cash flows for the six months ended June 30, 2012 and 2011 and the statement of redeemable convertible preferred stock and stockholders' deficit for the six months ended June 30, 2012 and the footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management's opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments necessary for the fair presentation of our statement of financial position as of June 30, 2012 and our statement of operations and comprehensive loss and our cash flows for the six months ended June 30, 2012 and 2011. The results for the six months ended June 30, 2012 are not necessarily indicative of the results expected for the full fiscal year.

Unaudited Pro Forma Information

Immediately prior to the consummation of this offering, all outstanding shares of redeemable convertible preferred stock will automatically convert into common stock and warrants exercisable for redeemable convertible preferred stock will convert into warrants exercisable for common stock. Unaudited pro forma balance sheet information as of June 30, 2012 assumes the conversion of all outstanding redeemable convertible preferred stock as of that date into 11,533,272 shares of common stock and the conversion of all warrants exercisable for redeemable convertible preferred stock into warrants exercisable for 322,107 shares of common stock, resulting in the reclassification of the related redeemable convertible preferred stock warrant liability of $2,621,000 to additional paid-in capital. The unaudited pro forma loss per shares of common stock for the year ended December 31, 2011 and the six months ended June 30, 2012 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding redeemable convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the respective periods.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. This process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and manages its business as one segment operating primarily in the United States.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid securities with original final maturities of three months or less from the date of purchase to be cash equivalents. As of June 30, 2012 and December 31, 2011 and 2010, cash and cash equivalents are comprised of funds in cash and money market accounts. From time to time, the Company maintains cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation, or FDIC. The accounts are monitored by management to mitigate the risk.

From time to time, the Company invests in marketable securities, which are classified as available-for-sale securities and are stated at fair value as determined by quoted market prices. Any unrealized gain or loss on the investments is reported as a component of other comprehensive income (loss) within the statement of operations and comprehensive loss. Realized gains and losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in interest income or expense, net. When securities are sold, any associated unrealized gain or loss previously reported as other comprehensive income (loss) is reclassified out of other comprehensive income (loss) and recorded in net income (loss) on the statement of operations and comprehensive loss in the period sold. Accrued interest and dividends are included in interest income. The Company periodically reviews available-for-sale securities for other-than temporary declines in fair value below the cost basis, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

As of June 30, 2012 and December 31, 2011 and 2010, the Company did not have any marketable securities. There were no realized gains or losses from the sale of marketable securities for the six months ended June 30, 2012 and 2011 and the year ended December 31, 2011. The Company recognized $1,000 and $5,000 of realized gains from the sale of marketable securities for the years ended December 31, 2010 and 2009, respectively.

Restricted Cash

Restricted cash of $18,816,000, $7,403,000 and $21,819,000 at June 30, 2012 and December 31, 2011 and 2010, respectively, represents restricted cash received through the collaboration arrangement with Bayer that will be used to fund certain further global development activities of ATX-101 (see Note 7, "Commitments, Collaborations and Contingencies").

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

Payments the Company received to fund collaboration efforts under the terms of the collaboration agreement with Bayer were recorded as restricted cash and deferred development funds, and are recognized as an offset to development expenses as the restricted cash is utilized to fund such development activities.

Property and Equipment

Property and equipment are recorded at historical cost and consisted of the following:

	December 31,		June 30,
	2011	2010	2012
			(unaudited)
Cameras	$923,000	$237,000	$923,000
Computer hardware and electronics	90,000	133,000	113,000
Furniture and fixtures	103,000	103,000	211,000
Software	12,000	12,000	12,000

	1,128,000	485,000	1,259,000
Less accumulated depreciation	(408,000)	(403,000)	(660,000)

	$720,000	$82,000	$599,000

Depreciation is recorded using the straight-line method over the estimated useful lives of the assets (one to five years). The Company reviews its property and equipment assets for impairment in value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company disposed of $54,000, $54,000 and $34,000 of computer hardware and electronics for the six months ended June 30, 2011 and years ended December 31, 2011 and 2010, with a recognized loss at disposal of $4,000 for the six months ended June 30, 2011 and year end December 31, 2011. The Company had no disposals during the six months ended June 30, 2012 or the year ended December 31, 2009. No loss on disposal was recognized during the six months ended June 30, 2012 and the years ended December 31, 2010 and 2009.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The primary objectives for the Company's investment portfolio are the preservation of capital and the maintenance of liquidity.

The Company's investment policy limits investments to certain types of instruments such as certificates of deposit, money market instruments, and obligations issued by U.S. government and U.S. government agencies, and places restrictions on maturities and concentration by type and issuer. From time to time, the Company maintains cash balances in excess of amounts insured by the FDIC. The accounts are monitored by management to mitigate the risk.

Stock-Based Compensation

The Company accounts for all stock-based payments issued to employees and directors using an option pricing model for estimating fair value. Accordingly, stock-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of forfeitures. Compensation

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

expense is recognized for the portion that is ultimately expected to vest over the period during which the recipient renders the required services to the Company using the straight-line single option method.

In accordance with authoritative guidance, the fair value of non-employee stock based awards is re-measured as the awards vest, and the resulting increase in fair value, if any, is recognized as expense in the period the related services are rendered.

Redeemable Convertible Preferred Stock Warrants

Freestanding warrants that are related to the purchase of redeemable convertible preferred stock are classified as liabilities and recorded at fair value regardless of the timing of the redemption feature or the redemption price or the likelihood of redemption. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of warrant and other interest (expense) income, net. Pursuant to the terms of these warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of the Company's common stock based upon the conversion ratio of the underlying class of preferred stock. The consummation of an initial public offering will result in the conversion of all classes of the Company's preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants will be classified as a component of equity and no longer be subject to re-measurement.

The Company will continue to adjust the liability for changes in fair value until the earlier of the conversion, exercise or expiration of the warrants.

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying financial statements for cash and cash equivalents, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these accounts. The fair value of the warrant liability is discussed in Note 8, "Fair Value Measurements."

Revenue Recognition

The Company recognizes revenue when all of the following four criteria are present: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured.

For arrangements that involve the delivery of more than one element, each product, service and/or right to use assets is evaluated to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has "stand-alone value" to the customer. The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. Analyzing the arrangement to identify deliverables requires the use of judgment, and each deliverable may be an obligation to deliver services, a right or license to use an asset, or another performance obligation.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The Company's revenue is related to the license agreement with Bayer executed in 2010. This agreement provides for various types of payments, including non-refundable upfront license fees, milestone payments, and future royalties on Bayer's net product sales of ATX-101.

The Company received a non-refundable upfront license payment of approximately $21,319,000 from Bayer upon execution of the license agreement. The terms of the collaboration arrangement with Bayer include continuing performance obligations and development and clinical manufacturing supply obligations that were conditions to Bayer's decision to pursue continued development and regulatory approval for ATX-101. Due to these ongoing performance obligations, the Company determined that the license did not have stand-alone value. The Company also did not have objective and reliable evidence of the fair value of these undelivered obligations. Accordingly, amounts received upfront under the license agreement were recorded as deferred revenue and were recognized on a straight-line basis over the expected period of substantial involvement in these collaboration activities, which were completed as of May 31, 2012. The period over which these activities were to be performed was based upon management's estimate of the period to complete the development activities required to be conducted relative to the upfront license fee and development funds received from Bayer. Current deferred revenue represents amounts, which are expected to be recognized within one year.

The Company recognizes revenue from milestone payments when earned, provided that (i) the milestone event is substantive in that it can only be achieved based in whole or in part on either the entity's performance or on the occurrence of a specific outcome resulting from the entity's performance and its achievability was not reasonably assured at the inception of the collaboration arrangement and (ii) the Company does not have ongoing performance obligations related to the achievement of the milestone earned and (iii) it would result in additional payments being due to the Company. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment is non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone. Any amounts received under the collaboration arrangement in advance of performance, if deemed substantive, are recorded as deferred revenue and recognized as revenue as the Company completes its performance obligations.

Research and Development Costs

Major components of research and development (R&D) costs include cash compensation, stock-based compensation, pre-clinical studies, clinical trial and related clinical manufacturing, materials and supplies, and fees paid to consultants and other entities that conduct certain research and development activities on the Company's behalf. R&D costs, including upfront fees and milestones paid to collaborators, are expensed as goods are received or services rendered. Costs to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use are also expensed as incurred. Costs incurred in connection with clinical trial activities for which the underlying nature of the activities themselves do not directly relate to active research and development, such as costs incurred for market research and focus groups linked to clinical strategy as well as costs to build the Company's brand, are not included in R&D costs but are reflected as general and administrative expenses.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The Company enters into agreements with various research institutions, contract laboratories, contract manufacturers and consultants. These agreements are generally on a fee-for-service basis and are cancelable.

Clinical Trial Accruals

As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. The Company's objective is to reflect the appropriate trial expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. The Company determines accrual estimates through financial models taking into account discussion with applicable personnel and outside service providers as to the progress or state of consummation of trials, or the services completed. During the course of a clinical trial, the Company adjusts its rate of clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on the facts and circumstances known to us at that time. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period. Through June 30, 2012, there have been no material adjustments to the Company's prior period estimates of accrued expenses for clinical trials. The Company's clinical trial accrual is dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors.

Other Income

Other income represents amounts received under the Qualified Therapeutic Discovery Credit Programs included in healthcare reform legislation enacted in March 2010. This program established a one-time pool of $1 billion for grants to small biotech companies developing novel therapeutics which met certain requirements. Under this program, the Company received a non-recurring grant in 2010, which totaled $930,000, related to four research and development projects. As the grant amount related entirely to expenses that had been previously incurred for research and development activities, the Company recognized the full amount of the grant as other income at the time it was entitled to such grants.

Basic and Dilutive Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding the dilutive effects of converting redeemable preferred stock, warrants to purchase redeemable convertible preferred stock and options. Diluted net loss per common share is computed by dividing the net loss by the sum of the weighted-average number of common shares outstanding during the period plus the potential dilutive effects of redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock, and options outstanding during the period calculated in accordance with the treasury stock method, but are excluded if their effect is anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between basic and diluted loss per common share at June 30, 2012 and December 31, 2011, 2010 and 2009.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The calculation of weighted-average diluted shares outstanding excludes the dilutive effect of converting redeemable convertible preferred stock, warrants to purchase redeemable convertible preferred stock and options to purchase common stock, as the impact of such items are anti-dilutive during periods of net loss. Shares excluded from the calculation were 13,726,000, 10,581,000, 13,291,000, 10,481,000, and 10,064,000 for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Management has considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Additionally, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. Accordingly, the Company establishes reserves for uncertain tax positions.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income or loss. The only component of other comprehensive income or loss is unrealized gains and losses on marketable securities. Comprehensive gains and losses have been reflected in the statements of operations and comprehensive loss and stockholders' deficit for all periods presented.

Collaboration Arrangements

A collaboration arrangement is defined as a contractual arrangement that has or may have significant financial milestones associated with success-based development, which include certain arrangements the Company has entered into regarding the research and development, manufacture and/or commercialization of products and product candidates. These collaborations generally provide for non-refundable, upfront license fees, research and development and commercial performance milestone payments, cost sharing and royalty payments. The collaboration agreements with third parties are performed on a "best efforts" basis with no guarantee of either technological or commercial success. The Company evaluates whether an arrangement is a collaboration arrangement at its inception based on the facts and circumstances specific to the arrangement. The Company reevaluates whether an arrangement qualifies or continues to qualify as a collaboration arrangement whenever there is a change in the anticipated or actual ultimate commercial success of the endeavor. See Note 7, "Commitments, Collaborations and Contingencies."

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

Recent Accounting Pronouncements

In June 2011, a new accounting standard was issued that changed the disclosure requirements for the presentation of other comprehensive income, or OCI, in the financial statements, including the elimination of the option to present OCI in the statement of stockholders' equity (deficit). OCI and its components will be required to be presented for both interim and annual periods either in a single financial statement, the statement of comprehensive income, or in two separate but consecutive financial statements, consisting of a statement of income followed by a separate statement presenting OCI. This standard is required to be applied retrospectively for interim and annual periods beginning after December 15, 2011. This standard was adopted as of January 1, 2012 and the retrospective application of this standard did not have a material impact on the Company's financial statements.

Effective January 1, 2011, the Company prospectively adopted a new accounting standard that amended the guidance for revenue recognition related to multiple-deliverable revenue arrangements. The amendments in this guidance enabled vendors to account for products or services separately rather than as a combined unit upon meeting certain criteria and establish a hierarchy for determining the selling price of a deliverable. In addition, a vendor can determine a best estimate of selling price, in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, if a vendor does not have vendor-specific objective evidence or third party evidence of selling price. This guidance also eliminated the use of the residual method and requires a vendor to allocate revenue using the relative selling price method. The amendments are effective prospectively, with an option for retrospective restatement of the financial statements, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted at the beginning of an entity's fiscal year. The adoption did not have a significant impact on the Company's reported results of operations.

3. Bridge Financing

In January 2006, the Company entered into bridge financing transactions by issuing convertible promissory notes and warrants, for aggregate proceeds of $8,051,000 from certain existing and new investors. The convertible notes bore interest at 8% and were automatically convertible into shares of the Company's preferred stock upon the occurrence of a qualified preferred stock financing as described in the convertible promissory note agreement. The estimated fair value of the warrants, totaling approximately $440,000, was treated as a deduction from the note proceeds (debt discount) and amortized as interest expense over the period the notes were outstanding. The warrants entitled the note holders to obtain a certain number of preferred shares, based on a specific formula outlined in the agreement, at the issuance price of the qualified preferred stock financing. When the Company completed its Series B redeemable convertible preferred stock (Series B Preferred) financing in May 2006, the aggregate principal and interest outstanding on the convertible notes of $8,247,000 was converted into approximately 1,084,000 shares of Series B Preferred at the issuance price of $7.6055 per share. In addition, the number and the exercise price of the warrants issued in connection with the bridge financing was established at the time of the issuance of the Series B Preferred, resulting in warrants exercisable for approximately 243,000 shares of Series B Preferred at an exercise price of $7.6055 per share. The warrants expire in January 2013.

The Company has classified the warrants as a liability and has re-measured the liability to estimated fair value at June 30, 2012 and 2011, and December 31, 2011, 2010 and 2009, using the Black-Scholes

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

option pricing model under the following assumptions: contractual life according to the remaining terms of the warrants, no dividend yield, risk-free interest rate of 0.17%, 0.33%, 0.13%, 0.63% and 1.72% at June 30, 2012 and 2011, and December 31, 2011, 2010 and 2009, respectively, and volatility of 58%, 54%, 72%, 75% and 113% at June 30, 2012 and 2011, and December 31, 2011, 2010 and 2009, respectively.

The increase in the fair value of the warrants from issuance to June 30, 2012, totaled $1,237,000 and has been recorded in warrant and other interest income (expense), net, and included $381,000 of interest expense, $221,000 of interest income, $265,000 of interest expense, $570,000 of interest income, and $73,000 of interest expense in the statements of operations and comprehensive loss for the six months ended June 30, 2012 and 2011, and the years ended December 31, 2011, 2010 and 2009, respectively.

4. Credit Facility

On March 21, 2011, the Company executed a debt financing agreement whereby the Company has access to borrow up to $15,000,000 of senior loan financing through January 1, 2012. On December 30, 2011, the Company amended its credit facility to provide for an extension of its drawdown period through December 1, 2012, provided that it had drawn down at least $5.0 million as of August 1, 2012. For each draw, the Company shall make six months of interest only payments at a fixed rate of 11.5% followed by 30 months of interest and principal payments at a fixed rate of 8.5% and a final payment of 6% of the amount drawn. As of December 31, 2011, no amounts had been drawn. The debt is secured by all the Company's assets, except for the Company's intellectual property, which is subject to a negative pledge agreement.

Upon entry into the agreement, the Company issued warrants to purchase 34,000 Series C Preferred shares at an exercise price of $13.3530 which expire 10 years from the date of issuance, or March 21, 2021. The estimated fair value of the warrants at issuance of approximately $345,000 has been recorded as a deferred financing cost in prepaid expenses and other current assets and is being amortized to warrant and other interest income (expense), net, over the expected term of the loan.

Upon extension of the credit facility, the Company issued a warrant to purchase up to an additional 86,000 shares of its Series D Preferred at an exercise price of $13.9040 which expires 10 years from the date of issuance, or December 30, 2021. As of June 30, 2012, the warrant was exercisable for 43,000 shares of the Company's Series D Preferred. The estimated fair value of the warrant at issuance of approximately $540,000 has been recorded as a deferred financing cost in prepaid expenses and other current assets and is being amortized to warrant and other interest income (expense) over the expected term of the loan.

The Company has classified the warrants as a liability and has re-measured the liability to estimated fair value using the Black-Scholes option pricing model. Assumptions used to revalue the Series C Preferred warrants at June 30, 2012 and 2011, and December 31, 2011 were as follows: contractual life according to the remaining terms of the warrants, no dividend yield, risk-free interest rate of 1.43%, 3.12% and 1.75% and volatility of 76%, 81% and 80%, respectively. Assumptions used to revalue the Series D Preferred warrants at June 30, 2012 and December 31, 2011 were as follows: contractual life according to the remaining terms of the warrants, no dividend yield, risk-free interest rate of 1.58% and 1.89% and volatility of 77% and 81%, respectively.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The increase in the fair value of the Series C Preferred warrants from issuance in March 2011 to June 30, 2012, totaled $61,000 and has been recorded in warrant and other interest income (expense), net, in the statements of operations and comprehensive loss, and included interest income of $97,000 for the six months ended June 30, 2012, interest income of $41,000 for the six months ended June 30, 2011, and $36,000 for the year ended December 31, 2011. The decrease in value of the Series D Preferred warrants from issuance in December 2011 to June 30, 2012 totaled $2,000 and has been recorded in warrant and other interest income (expense), net, in the statement of operations and comprehensive loss for the six months ended June 30, 2012. There was no change in the fair value of the Series D Preferred warrants during the year ended December 31, 2011 due to the timing of issuance.

5. Redeemable Convertible Preferred Stock

In August 2005, the Company issued 1,711,000 shares of its Series A redeemable convertible preferred stock (Series A Preferred) at a price of $0.53 per share, for aggregate gross proceeds of $905,000. In addition, the Company issued an aggregate of 95,000 shares of Series A Preferred to service providers valued at $0.53 per share for services rendered.

In May 2006, the Company issued 3,944,000 shares of its Series B Preferred at a price of $7.6055 per share, for aggregate gross proceeds of $30,000,000 (including the conversion of the convertible promissory notes issued in January 2006). In addition, the Company issued an aggregate of approximately 37,000 shares of its Series B Preferred to Los Angeles Biomedical Research Institute pursuant to a license agreement which required the Company to issue shares of its capital stock with a value at issuance of $280,000. The Company recognized the $280,000 as research and development expense in 2005.

In May 2008, the Company issued 2,247,000 shares of Series C redeemable convertible preferred stock (Series C Preferred) at a price of $13.3530 per share, for aggregate gross proceeds of $30,000,000.

The Series C Preferred financing also provided for an additional $10,000,000 investment (Additional Investment) from the investors in the Series C Preferred financing, where upon approval of not less than 75% of the members of the board of directors, the Company had the right to request the Series C investors to purchase, on a pro-rata basis, $10,000,000 of Series C Preferred at the Series C price of $13.3530 per share. In the event a Series C investor elected not to participate in the Additional Investment, the Company was permitted to issue and sell such investor's pro rata portion of the Additional Investment to other investors approved by the board of directors.

On January 30, 2009, the Series C investors agreed to participate in the Additional Investment. The financing closed on July 1, 2009 and the Company issued 749,000 shares of its Series C Preferred for $10,000,000 in aggregate gross proceeds. In November 2010, the Company issued an additional 27,000 shares of its Series C Preferred valued at $13.3530 per share in exchange for services. On January 25, 2011, the board of directors approved an increase in the authorized number of Series C Preferred shares, increasing the number of authorized shares to 8,300,000.

In August 2011, the Company issued 2,692,000 shares of its Series D redeemable convertible preferred stock (Series D Preferred) at a price of $13.9040 per share, for aggregate gross proceeds of $37,425,000.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred (collectively, the Preferred Stock) have the following rights, preferences, and privileges:

Conversion Rights

Upon initial issuance, the Preferred Stock was convertible, at the option of the holder, into shares of common stock on a 1-for-1 basis. The Series A Preferred, Series C Preferred and Series D Preferred is currently convertible into common stock on a 1-for-1 basis. The Series B Preferred is currently convertible into shares of common stock on a 1-for-1.00785 basis. The conversion rate for each series of Preferred Stock is subject to appropriate adjustment in the event of any stock dividends, stock splits, combination of shares, reorganization, recapitalization, reclassification or similar events. Additionally, each share of Preferred Stock will automatically convert (i) immediately prior to the closing of a firm underwritten public offering of shares of common stock at a price per share not less than $22.82 per share with aggregate gross proceeds equal to, or in excess of $30,000,000, or (ii) upon the written consent for such conversion that is executed by the holders of at least 60% of the Preferred Stock then outstanding, voting together as a class on an as converted basis, and, if such conversion is not in connection with the Company's initial public offering, the holders of at least a majority of the Series C Preferred and Series D Preferred then outstanding, voting together as a separate class on an as converted basis. Preferred Stock is also subject to certain anti-dilution provisions.

Dividends

The holders of the Preferred Stock are entitled to receive dividends at the rate of $0.042, $0.608, $1.068 and $1.113 per share per annum, on each outstanding share of Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred, respectively (subject to adjustment in the event of any stock dividends, stock splits, combination of shares, reorganization, recapitalization, reclassification or similar events), payable in preference and priority to any payment of dividend on common stock of the Company. Payment of any dividends to the holders of the Preferred Stock shall be on a pro rata, pari passu basis. Such dividends are payable when and if declared by the Board of Directors and are noncumulative. No dividends may be paid without the written consent of at least a majority of the Series C Preferred and Series D Preferred then outstanding, voting together as a separate class on an as converted basis. Any additional dividends declared or paid in any year shall be declared and paid among the holders of the Preferred Stock and common stock then outstanding in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of the Preferred Stock were converted at the then effective conversion rate. No dividends have been declared through June 30, 2012.

Voting Rights

The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred shares are convertible. Certain transactions and actions require the consent of the holders of at least 60% of the shares of outstanding Preferred Stock, as set forth in the Company's Amended and Restated Certificate of Incorporation.

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Notes to Financial Statements (Continued)

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a Liquidation Event), the holders of the Series D Preferred are entitled to receive with equal priority and pro rata, prior and in preference to any distribution of the assets of the Company to holders of Series A Preferred, Series B Preferred, Series C Preferred or common stock, by reason of their ownership, an amount equal to $13.9040 for each share of Series D Preferred plus any declared but unpaid dividends. Thereafter, the holders of Series C Preferred are entitled to receive with equal priority and pro rata, prior to and in preference to any distribution of the assets of the Company to the holders of Series A Preferred, Series B Preferred or common stock, by reason of their ownership, an amount equal to $13.3530 for each share of Series C Preferred plus any declared but unpaid dividends. Thereafter, the holders of Series A Preferred and Series B Preferred are entitled to receive with equal priority and pro rata, prior to and in preference to any distribution of the assets of the Company to the holders of common stock, by reason of their ownership, an amount equal to $0.5289 for each share of Series A Preferred and $7.6055 for each share of Series B Preferred plus any declared but unpaid dividends. Thereafter, if assets remain in the Company, the holders of common stock receive all of the remaining assets on a pro rata basis.

The acquisition of the Company by another entity in which the stockholders of the Company do not own at least 50% of the total voting power represented by the voting securities of the surviving entity or a sale, lease or other conveyance of all or substantially all assets of the Company or a worldwide exclusive license of all or substantially all of the intellectual property of the Company in all fields of use of those exclusive licenses, lease or other disposition or conveyance of all or substantially all of the assets of the Company is considered a Liquidation Event. The treatment of any particular transaction or series of transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least 60% of the Preferred Stock then outstanding, voting as a separate class.

Redemption

After August 30, 2017, shares of Series A Preferred, Series B Preferred, Series C Preferred, and Series D Preferred shall be redeemable at the election of 60% of the Preferred Stock then outstanding, voting together on an as-converted basis. The redemption shall be effected first with respect to the Series D Preferred, second with respect to the Series C Preferred, and third on a pari passu basis with respect to the Series B Preferred and Series A Preferred. The redemption requires the Company to pay a per share sum equal to the original issue price of each such series of Preferred Stock plus an amount per share calculated at a rate of 8% per annum from the original issue date of each such series of Preferred Stock. The redemption values of the Series A, B, C and D Preferred shares as of June 30, 2012 would be $1,629,000, $48,739,000, $54,436,000 and $39,960,000, respectively. The shares would be redeemed in three equal annual installments after the written notice to redeem is issued. The first payment would occur no later than 60 days after such notice.

6. Stockholders' Deficit

Restricted Common Stock

In August 2005, the Company issued approximately 1,311,000 shares of its restricted common stock to its founders. The Company had a right to repurchase any unvested shares at a price of $0.0264 upon

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

termination over the vesting period of the shares. In 2011, the Company repurchased approximately 7,000 unvested shares. There were no repurchases or transfers of shares in 2010 or 2009. As of December 31, 2011, all outstanding founders' shares were fully vested. The Company accounted for this issuance using an option pricing model to estimate the fair value of the stock and recognized the fair value of the stock at issuance over the vesting period. No stock compensation expense was recognized during the six months ended June 30, 2012 and 2011 or the year ended December 31, 2011. The Company recognized $16,000 and $37,000 in compensation expense during the years ended December 31, 2010 and 2009, respectively.

Shares Reserved for Future Issuance

Shares of the Company's common stock reserved for future issuance are as follows:

	December 31, 2011	June 30, 2012
Conversion of preferred stock	11,533,000	11,533,000
Common stock options outstanding	1,436,000	1,871,000
Common stock options available for grant	631,000	168,000
Warrants outstanding to purchase Series B Preferred	245,000	245,000
Warrants outstanding to purchase Series C Preferred	34,000	34,000
Warrants outstanding to purchase Series D Preferred	86,000	86,000

Total common shares reserved for future issuance	13,965,000	13,937,000

Stock Options

In January 2010, the board of directors approved the Amended and Restated 2004 Stock Plan (the Plan), which provides for the granting of incentive and nonstatutory stock options and restricted stock to its employees, directors, and consultants at the discretion of the board of directors. As of June 30, 2012, December 31, 2011 and 2010, a total of 2,113,000, 2,113,000 and 1,652,000 shares, respectively, were authorized for grant under the Plan.

Stock options may be granted with exercise prices not less than the estimated fair value of the Company's common stock. Incentive stock options granted to individuals owning more than 10% of the total combined voting power of all classes of stock are exercisable up to five years from the date of grant. The Plan provides that the exercise price of any incentive stock option granted to a 10% stockholder cannot be less than 110% of the estimated fair value of the common stock on the date of grant. Except as set forth above, options granted under the Plan expire no later than ten years from the date of grant. Options granted to employees under the Plan vest over periods determined by the board of directors, generally over period of one to four years. The Company has granted certain performance-based incentive stock option awards that vest based on the achievement of certain predetermined milestones. The board of directors determines the estimated fair value of its common stock based on assistance from an independent third-party valuation. The fair value of the Company's common stock was determined to be $11.69, $8.22, $5.90 and $5.50 at June 30, 2012, December 31, 2011, 2010 and 2009, respectively.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

A summary of stock option activity for the six months ended June 30, 2012 and years ended December 31, 2011, 2010, and 2009 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Weighted- Average Intrinsic Value
Outstanding at December 31, 2008	722,000	$1.61	8.59
Granted	296,000	$5.06
Exercised	(6,000)	1.32		$3.49
Forfeited	(8,000)	2.27

Outstanding at December 31, 2009	1,004,000	$2.62	8.10
Granted	430,000	5.81
Exercised	(26,000)	2.25		$3.49
Forfeited	(14,000)	3.31

Outstanding at December 31, 2010	1,394,000	$3.60	7.61
Granted	78,000	7.26	9.59
Exercised	(12,000)	1.48		$5.13
Forfeited	(25,000)	5.18

Outstanding at December 31, 2011	1,435,000	$3.78	6.76
Granted	521,000	8.63	9.67
Exercised	(28,000)	1.72		$6.80
Forfeited	(57,000)	5.76

Outstanding at June 30, 2012	1,871,000	$5.11	7.18

Vested or expected to vest at June 30, 2012	1,841,000	$5.05	7.14
Exercisable at June 30, 2012	1,050,000	$3.12	5.80

At June 30, 2012, the aggregate intrinsic value of options outstanding and exercisable was $12,310,000 and $9,001,000, respectively.

The Company estimates the fair value of its share-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly complex and subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk free interest rate and (d) expected dividends. Due to the Company's limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The Company has estimated the expected life of its employee stock options using the "simplified" method, whereby, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

yield curve in effect during the period the options were granted. The Company has never paid, and does not expect to pay dividends in the foreseeable future.

The weighted-average assumptions used to estimate the fair value of stock options using the Black-Scholes option pricing model were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2010	2009	2012	2011
				(unaudited)
Weighted-average exercise price of options granted	$7.26	$5.81	$5.06	$8.63	$6.58
Expected volatility	77%	77%	113%	76%	77%
Expected term (in years)	5.8	5.9	6.1	6.1	5.6
Weighted-average risk free interest rate	1.55%	1.82%	1.94%	1.09%	1.85%
Expected dividends	0%	0%	0%	0%	0%

The Company is also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from its estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from the Company's estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. For the six months ended June 30, 2012 and 2011 and the year ended December 31, 2011, the Company applied a forfeiture rate based on the Company's historical forfeitures. No forfeiture rate was applied prior to January 1, 2011 as forfeitures prior to such date had been insignificant.

Total compensation cost recorded in the statements of operations and comprehensive loss, which includes stock-based compensation expense, restricted shares issued to founders subject to vesting and the value of stock and options issued to nonemployees for services are allocated as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2010	2009	2012	2011
				(unaudited)
Research and development	$451,000	$510,000	$283,000	$366,000	$201,000
General and administrative	407,000	528,000	223,000	443,000	209,000

	$858,000	$1,038,000	$506,000	$809,000	$410,000

As of June 30, 2012, there was $3,688,000 of unrecognized compensation expense related to unvested employee stock option agreements, which is expected to be recognized over a weighted-average period of approximately 2.73 years. For stock option awards subject to graded vesting, the Company recognizes compensation cost on a straight-line basis over the service period for the entire award.

The Company continues to account for stock options issued to nonemployees using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

During the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, the Company granted nonemployees options to purchase approximately 14,000, 10,000, 19,000 and 2,000 and 20,000 shares of its common stock, respectively, at exercise prices ranging from $11.69 to $4.84 per share. Compensation expense related to nonemployee option grants of $56,000, $18,000, $50,000, $35,000 and $56,000 were recorded for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, respectively.

The fair value of nonemployee options in the six months ended June 30, 2012 and the year ended December 31, 2011 was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: no dividend yield, volatility of 74% and 76%, maximum contractual life of ten years, and a risk-free interest rate of 0.78% and 1.38%.

7. Commitments, Collaborations and Contingencies

Commitments

The Company leases its facilities and certain equipment under operating leases.

In 2011, the Company renegotiated its facility lease through December 31, 2013. The renegotiated lease commenced in June 2011. Additionally, in May 2012, the Company leased additional space at the same facility through April 30, 2014. The future minimum rental payments under the new lease are included in the future minimum rental payments below. The lease is subject to fixed rate escalation increases. As a result, the Company recognizes rent expense on a straight-line basis for the full amount of the commitment including the minimum rent increases over the life of the lease. Under the terms of the lease agreements, the Company expects to incur rent expense associated with its new office leases of $401,000 per year.

Rent expense under the Company's operating leases for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, was $177,000, $94,000, $265,000, $180,000 and $196,000, respectively.

Future minimum lease payments are as follows at December 31, 2011:

Operating Leases
Years ended December 31:
2012	$381,000
2013	410,000
Thereafter	23,000

Total future minimum lease payments	$814,000

Collaboration Arrangements

From time to time, the Company enters into collaborative arrangements for its research and development and manufacturing activities. Each collaboration is unique in nature and the Company's significant agreements are discussed below.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

Bayer

In August 2010, the Company entered into a license agreement with Bayer Consumer Care AG that provides Bayer with an exclusive license to develop, manufacture and commercialize ATX-101 outside of the United States and Canada. In connection with the License Agreement the Company also entered into a related Services, Research, Development and Collaboration Agreement with Bayer's affiliate, Intendis GmbH. These agreements are referred to jointly as the collaboration arrangement with Bayer, and Bayer Consumer Care AG and Intendis GmbH are referred to jointly as Bayer. In connection with the entry into the collaboration arrangement, Bayer paid the Company an upfront license fee of approximately $21,319,000 and approximately $22,247,000 for research and development to fund a portion of Bayer's European Phase III clinical trials. The Company is eligible to receive up to $297,000,000 for certain development, manufacturing, regulatory and commercialization contingent payments upon the achievement by Bayer of specified events under our collaborative arrangement, as well as escalating royalties from the mid- to high-teens on Bayer's net product sales of ATX-101. The first of these contingent event-based payments of $15,800,000 was received on May 31, 2012, triggered by the completion of Bayer's European Phase III clinical trial for ATX-101, the receipt of two consecutive validated manufacturing lots and Bayer's subsequent decision to pursue continued development and seek regulatory approval of ATX-101. This amount was recorded as revenue upon receipt as all revenue recognition criteria had been met. At this time, Bayer also elected to pursue additional research and development activities related to ATX-101, which are distinct from the original development activities, and subsequently funded $17,400,000 for these additional Bayer development activities. This payment was recorded as restricted cash and deferred development funds and will be recognized as an offset to development expense as the restricted cash is utilized to fund Bayer's development activities. The contingent event-based payments the Company may receive from Bayer pursuant to its collaboration arrangement do not meet the definition of a milestone under applicable ASC guidance, as achievement of the triggering events for such payments is based on the performance of Bayer and not the Company. Therefore, the milestone method will not be applied to those payments.

Bayer has the right to terminate the license agreement at any time upon advance notice of 180 days if Bayer determines that ATX-101 does not appear to be commercially viable or if there is a material change in circumstances that impacts the prospective profitability of ATX-101. The license agreement expires simultaneously with the expiration of royalties on a product-by-product/country-by-country basis, and expires in its entirety upon the expiration of royalties with respect to all products outside of the United States and Canada. Such royalties expire on the later of (i) the expiration of patent claims relating to ATX-101, (ii) the expiration of exclusivity extensions for ATX-101, or (iii) 15 years from the date of first commercial sale, each with respect to the relevant country. The royalty payments discussed above are subject to reduction in connection with, among other things, the entry into the market of certain products competitive to ATX-101. In the event a competitive product meeting certain qualifications is approved for sale and is actually and legally sold in a particular territory (in the case of the EU, any member country), the Company's royalties on Bayer's net sales of ATX-101 in that territory will be reduced from the mid- to high-teens to the low-single digits to low-teens depending upon the timing and territory of such competitive entry. Except with respect to the EU, the entry of a qualifying competitive product into one territory does not result in a reduction in the royalty payments applicable to Bayer's net sales in other territories. Similarly, our royalties on Bayer's net sales of ATX-101 would be reduced to the low- to mid-single digits, or eliminated entirely, in each country in which an approved generic is actually and legally sold in such country, depending on the timing and

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

country of such generic entry. The license agreement may also be terminated by us upon Bayer commencing an action that challenges the validity of ATX-101-related patents or if Bayer ceases or abandons developing ATX-101 outside of the United States and Canada. The license agreement may also be terminated by either party in the event of a material breach by the other party.

License fees of $21,319,000 have been deferred and recognized on a straight-line basis over the period of substantial involvement in collaboration activities that were required to be conducted relative to the upfront license fee and development funds received from Bayer. These activities were completed as of May 31, 2012.

Amounts to fund collaboration efforts of $22,247,000 and $17,400,000 were recorded as restricted cash and deferred development funds and are recognized as an offset to research and development expenses as the restricted cash is utilized to fund development activities. Restricted cash and deferred development funds were presented as current and long-term on the balance sheet are based on the Company's estimate of amounts that will be spent to fund development activities within the next 12 months. Amounts recognized as offsets to research and development expense were $6,542,000, $7,681,000, $14,615,000, $1,039,000 and $0 for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010, and 2009, respectively.

Los Angeles Biomedical Research

In August 2005, the Company entered into an exclusive license agreement with Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center, or LA Biomed, pursuant to which it obtained a worldwide exclusive license to practice, enforce and otherwise exploit certain patent rights related to the use of the active ingredient in ATX-101. The exclusive license requires the Company to pay LA Biomed a milestone payment of $500,000 upon receipt of marketing approval of ATX-101, as well as non-royalty sublicense fees equal to 10% of any sublicense income, up to a total of $5,000,000, 50% of which the Company may elect to satisfy through the issuance of capital stock. Additionally, upon commercialization of a licensed product or service, the Company is obligated to pay low- to mid- single digit royalties on net product sales of ATX-101 by it and Bayer. The Company may terminate this license without penalty upon 90 days' notice to LA Biomed and LA Biomed may terminate the license in certain circumstances if the Company fails to perform, or violates any term of the agreement, subject to applicable cure provisions. Subject to default by the Company or termination, the license remains in effect until the last patent or patent application in the licensed patent rights has expired or been revoked, invalidated or abandoned.

In August 2010, due to the receipt of the upfront license fee from Bayer, the Company incurred non-royalty sublicense fees of $1,950,000, which was deferred and is being recognized as sublicense fee expense on a straight-line basis over the same period as the license income. During 2010, the Company made payments of cash and stock to LA Biomed totaling $390,000 related to the non-royalty sublicense fee incurred. The remainder of $1,560,000 will be due upon consummation of a public offering.

Additionally, due to the receipt of the contingent event-based payment of $15,800,000 payable from Bayer on May 31, 2012, the Company incurred an additional non-royalty sublicense fee of $1,580,000 to LA Biomed, of which $316,000 is due by July 31, 2012. The remainder will be due upon consummation of a public offering.

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Notes to Financial Statements (Continued)

Supply Arrangements

Pfizer, Inc.

The Company currently has an exclusive supply agreement with Pfizer, Inc., or Pfizer, as the single-source supplier of a key raw material for ATX-101. The agreement with Pfizer expires in December 2014. The agreement can also be terminated prior to expiration by either party (i) upon 60 days' written notice of an uncured material breach, (ii) upon 24 months' written notice, (ii) the bankruptcy or insolvency of the other party or (iv) by Pfizer if the Company abandons development of ATX-101. The Company is not required to purchase any minimum or specific quantities from Pfizer, however, any purchase of the key starting material must be made from Pfizer. Payments are due to Pfizer 30 days after receipt of an invoice following shipment of the material.

Albany Molecular Research, Inc. (AMRI)

The Company currently operates under a purchase order program with Albany Molecular Research, Inc., the supplier of its synthetic deoxycholate.

Hospira, Inc.

In November 2010, the Company entered into a long-term agreement with Hospira, Inc., or Hospira, as its drug product fill/finish supplier. The initial term of the agreement expires five years after the first day of the month after our first bona fide sale of ATX-101 to a non-affiliate customer after ATX-101 receives regulatory approval, and may be extended for additional and successive two year terms. The agreement may be terminated prior to expiration by either party upon 24 months' written notice. The agreement may also be terminated by either party upon 60 days' written notice of an uncured material breach, the bankruptcy or insolvency of the other party or upon notice that the other party is unable to perform for 180 days due to a force majeure. The Company is not required to purchase any minimum or specific quantities from Hospira; however, if ATX-101 is approved, Hospira has the right to be the Company's sole provider of drug product for a period of three year following commercialization, and, following the completion of the third year, the right to provide no less than seventy-five percent of the Company's total annual requirement of drug product. Payments are due to Hospira 30 days after receipt of an invoice or, with respect to certain pre-specified events, upon completion of such event.

Contingencies

The Company may be subject to various litigation matters arising in the ordinary course of business from time to time. The Company is not subject to any currently pending legal matters or claims that would have a material adverse effect on its financial position, results of operations or cash flows.

8. Fair Value Measurements

The Company applies various valuation approaches in determining the fair value of its financial assets and liabilities within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

  Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

  Level 2—Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly.

  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of financial assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

At June 30, 2012, December 31, 2011 and 2010, the Company had cash equivalents comprised of U.S. Treasury securities money market accounts whose value is based using quoted market prices with no adjustments applied. Accordingly, these securities are classified as Level 1. The Company had no assets or liabilities classified as Level 2. The warrants issued for redeemable convertible preferred stock are categorized as Level 3. The fair values of these instruments are determined using models based on market observable inputs and management judgment. See discussion of fair value calculation at Note 3, "Bridge Financing" and Note 4, "Credit Facility." There were no material re-measurements to fair value during the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, of financial assets and liabilities that are not measured at fair value on a recurring basis.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The following fair value hierarchy table presents information about each major category of the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2012, December 31, 2011 and 2010.

	Fair Value Measurement at June 30, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2012
Assets
Cash equivalents	$8,314,000	$—	$—	$8,314,000

Total	$8,314,000	$—	$—	$8,314,000

Liabilities
Redeemable convertible preferred stock warrants	$—	$—	$2,621,000	$2,621,000

Total	$—	$—	$2,621,000	$2,621,000

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

	Fair Value Measurement at December 31, 2011 using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets:
Cash equivalents	$8,315,000	$—	$—	$8,315,000

Total	$8,315,000	$—	$—	$8,315,000

Liabilities:
Redeemable convertible preferred stock warrants	$—	$—	$2,145,000	$2,145,000

Total	$—	$—	$2,145,000	$2,145,000

	Fair Value Measurement at December 31, 2010 using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:
Cash equivalents	$20,315,000	$—	$—	$20,315,000

Total	$20,315,000	$—	$—	$20,315,000

Liabilities:
Redeemable convertible preferred stock warrants	$—	$—	$1,031,000	$1,031,000

Total	$—	$—	$1,031,000	$1,031,000

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2012 and the year ended December 31, 2011:

	Assets		Liabilities
Balance at December 31, 2010		$—	$1,031,000
Settlements		—	—
Issuance of new warrants			885,000
Fair value increase included in interest income or expense, net			229,000

Balance at December 31, 2011	$		$2,145,000
Settlements		—	—
Issuance of new warrants		—	—
Fair value increase included in interest income or expense, net		—	476,000

Balance at June 30, 2012			$2,621,000

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The fair values of cash equivalents, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these accounts.

9. 401(k) Savings Plan

In 2006, the Company sponsored a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan covers all employees who meet defined minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pretax basis. The Company contributes a percentage of its eligible employees' earnings. For the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, the total amounts included in expense for its contributions were $88,000, $66,000 $156,000, $154,000 and $132,000, respectively.

10. Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. At June 30, 2012, the Company has concluded that it is more likely than not that the Company may not realize the benefit of its deferred tax assets due to its history of losses. Accordingly, the net deferred tax assets have been fully reserved.

The Company recorded deferred tax assets of approximately $34,534,000 and $29,694,000 as of December 31, 2011 and 2010, respectively, which have been fully offset by a valuation allowance due to uncertainties surrounding its ability to generate future taxable income to realize these assets. The deferred tax assets are primarily composed of federal and state tax net operating loss, or NOL, carryfowards, start-up expenditures and R&D credit carryforwards. As of December 31, 2011, the Company has federal NOL carryforwards of approximately $57,000,000, which will expire at various times through 2031.

In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period (a "Section 382 ownership change"), utilization of its pre-change NOL carryforwards are subject to an annual limitation under Section 382 of the Internal Revenue Code (and similar state laws). The annual limitation generally is determined by multiplying the value of the Company's stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards before utilization and may be substantial. The Company has determined that ownership changes have occurred in prior years which, after limitations, will likely result in approximately $800,000 of its NOL carryforwards expiring unutilized. Accordingly, the related deferred tax assets and corresponding valuation allowance have been removed from the components of deferred tax assets. The ability of the Company to use its remaining NOL carryforwards may be further limited or lost if the Company experiences a Section 382 ownership change in connection with this offering or as a result of future changes in its stock ownership.

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The components of deferred tax assets at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Net operating losses	$22,809,000	$22,616,000
Start-up expenditures	6,108,000	6,712,000
Research & development credits	3,711,000	—
Deferred revenue	1,533,000	—
Stock compensation	198,000	104,000
Accruals	96,000	74,000
Depreciation	79,000	188,000
Valuation allowance	(34,534,000)	(29,694,000)

Total deferred income taxes	$—	$—

The components of the net income tax benefit for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Benefit for income taxes
Current	$—	$—	$—
Deferred	4,840,000	6,536,000	6,118,000
Valuation allowance	(4,840,000)	(6,536,000)	(6118,000)

Net income tax benefit	$—	$—	$—

A reconciliation of the difference between the benefit for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Income tax benefit at statutory rate	$3,791,000	$5,451,000	$5,018,000
State income taxes	595,000	935,000	833,000
Research & development credits	2,926,000	—	—
Return to provision adjustments	(36,000)	(3,000)	—
Permanent items	(324,000)	(2,000)	(163,000)
Federal benefit of prior year state deferred items	(2,112,000)	155,000	430,000
Valuation allowance	(4,840,000)	(6,536,000)	(6,118,000)

Net benefit	$—	$—	$—

KYTHERA BIOPHARMACEUTICALS, INC.

Notes to Financial Statements (Continued)

The reconciliation of the total gross amounts of unrecognized tax benefits "UTBs" (excluding interest, penalties, and the federal tax benefit of state taxes related to UTBs) for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009
Balance at beginning of year	$—	$—	$—
Additions based on tax positions related to current year	655,000	—	—
Reductions for tax positions of prior years	—	—	—
Settlements	—	—	—

Balance at end of year	$655,000	$—	$—

If all of the UTBs were recognized, it would not impact the Company's effective tax rate because likely corresponding adjustments to deferred tax assets would be offset to recorded valuation allowances.

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was no accrued interest and penalties associated with uncertain tax positions as of December 31, 2011, 2010 and 2009.

11. Subsequent Events (unaudited)

The Company has completed an evaluation of all subsequent events through the filing date of this Registration Statement on Form S-1 with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of June 30, 2012, and events which occurred subsequently but were not recognized in the financial statements. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

On July 23, 2012, the Company obtained a 60 day extension of the initial drawdown date associated with the credit facility, described in Note 4, "Credit Facility", allowing for the initial draw of at least $5,000,000 by October 1, 2012. Related to the extension, the additional 43,000 shares of Series D Preferred underlying the warrant previously associated with amounts drawn, became immediately exercisable. The estimated fair value of the warrant related to the additional shares is approximately $534,000 and was recorded as a deferred financing cost in prepaid expenses and other current assets on July 23, 2012 and is being amortized to warrant and other interest income (expense) over the expected term of the loan.

In September 2012, the Company elected to draw down $5,000,000 of the available funds under its credit facility, effective October 1, 2012.

4,000,000 Shares

Common Stock

Prospectus

J.P. Morgan	Goldman, Sachs & Co.

Leerink Swann

Lazard Capital Markets

                  , 2012

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$9,884
FINRA filing fee	9,125
The NASDAQ Global Market Listing fee	125,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	700,000
Blue Sky, qualification fees and expenses	25,000
Transfer Agent fees and expenses	20,000
Miscellaneous expenses	60,991

Total	$2,700,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•
we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•
we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•
the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2009, which were not registered under the Securities Act.

1.
In June 2009, we issued an aggregate of 5,672 shares of our common stock to an accredited investor as partial consideration for the license of certain intellectual property rights.

2.
In July 2009, we issued an aggregate of 748,893 shares of our Series C Preferred Stock at a price per share of $13.3530 per share for aggregate gross consideration of $10.0 million to fourteen accredited investors.

3.
In October 2010, we issued an aggregate of 27,711 shares of our Series C Preferred Stock at a price per share of $13.3530 per share for aggregate gross consideration of $370,072 to five investors.

4.
In March 2011, we issued a warrant to purchase up to a maximum of 89,868 shares of our Series C Preferred Stock at a price per share of $13.3530 to Lighthouse Capital Partners VI, L.P. in connection with that certain Loan and Security Agreement No. 1991 dated March 21, 2011 with

  Lighthouse Capital Partners VI, L.P. whereby Lighthouse Capital Partners VI, L.P. committed to lend us up to $15.0 million pursuant to the terms therein. In December 2011, the warrant was amended to provide for the exercise of up to 33,700 shares of our Series C Preferred Stock.

5.
In August 2011, we issued an aggregate of 2,691,663 shares of our Series D Preferred Stock at a price per share of $13.9040 per share for aggregate gross consideration of $37.4 million to twenty accredited investors.

6.
In December 2011, we issued warrants to purchase up to a maximum of 86,306 shares of our Series D Preferred Stock at a price per share of $13.9040 to Lighthouse Capital Partners VI, L.P. in connection with Amendment No. 01 to Loan and Security Agreement no. 1991 dated December 30, 2011 with Lighthouse Capital Partners VI, L.P. whereby Lighthouse Capital Partners VI, L.P. extended the draw period for the commitment to lend us up to $15.0 million.

7.
In February 2012, we issued an aggregate of 5,294 shares of our common stock to three investors as partial consideration for certain intellectual property rights.

8.
In July 2012, we issued an aggregate of 11,390 shares of our Series D Preferred Stock at a price per share of $13.9040 for aggregate gross consideration of $158,395 to four investors to satisfy a non-royalty sublicense fee payable to LA Biomed.

9.
We granted stock options and stock awards to employees, directors and consultants under our 2004 Stock Plan covering an aggregate of 1,385,254 shares of common stock, at a weighted-average average exercise price of $7.05 per share. Of these, options covering an aggregate of 105,872 shares were cancelled without being exercised.

10.
We sold an aggregate of 85,635 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $158,511 upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1)-(8) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (9)-(10) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a)    Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Calabasas, California, on September 24, 2012.

KYTHERA BIOPHARMACEUTICALS, INC.
By:	/s/ Keith R. Leonard Keith R. Leonard, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Keith R. Leonard Keith R. Leonard, Jr.	Director, President and Chief Executive Officer (Principal Executive Officer)	September 24, 2012
/s/ John W. Smither John W. Smither	Chief Financial Officer (Principal Financial and Accounting Officer)	September 24, 2012
* Nathaniel David, Ph.D.	Director	September 24, 2012
* Dennis Fenton, Ph.D.	Director	September 24, 2012
* Hironori Hozoji	Director	September 24, 2012
* François Kress	Director	September 24, 2012
* Robert T. Nelsen	Director	September 24, 2012
* Camille Samuels	Director	September 24, 2012
* David Schnell, M.D.	Director	September 24, 2012

Signature	Title	Date

* Joseph L. Turner	Director	September 24, 2012

*By:	/s/ KEITH R. LEONARD Keith R. Leonard, Jr. Attorney-in-Fact	September 24, 2012

Exhibit Index

Exhibit Number		Description
1.1	+	Form of Underwriting Agreement.
3.1	(a)+	Fifth Amended and Restated Certificate of Incorporation, currently in effect.
3.1	(b)	Form of Sixth Amended and Restated Certificate of Incorporation, effecting a reverse stock split.
3.2		Form of Seventh Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.
3.3	+	Bylaws, currently in effect.
3.4	+	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	+	Form of Common Stock Certificate.
4.3	+	Form of warrant to purchase shares of Series B Redeemable Convertible Preferred Stock issued to security holders in connection with a convertible note financing.
4.4	+	Warrant to purchase shares of Series C Redeemable Convertible Preferred Stock issued to Lighthouse Capital Partners VI, L.P., as amended.
4.5	(a)+	Warrant issued to purchase shares of Series D Redeemable Convertible Preferred Stock issued to Lighthouse Capital Partners VI, L.P.
4.5	(b)+	Amendment No. 01 to warrant issued to purchase shares of Series D Redeemable Convertible Preferred Stock issued to Lighthouse Capital Partners VI, L.P.
5.1		Opinion of Latham & Watkins LLP.
10.1	(a)+	Third Amended and Restated Investor Rights Agreement, dated August 30, 2011, between KYTHERA Biopharmaceuticals, Inc. and certain of its stockholders.
10.1	(b)+	Amendment, dated January 27, 2012, to Third Amended and Restated Investor Rights Agreement, dated August 30, 2011, between KYTHERA Biopharmaceuticals, Inc. and certain of its stockholders.
10.2	+	Form of Indemnity Agreement for directors and officers.
10.3	(a)+	Loan and Security Agreement No. 1991, dated as of March 21, 2011, by and between Lighthouse Capital Partners VI, L.P. and KYTHERA Biopharmaceuticals, Inc.
10.3	(b)+
Amendment No. 1, dated December 30, 2011, to that certain Loan and Security Agreement No. 1991, dated as of March 21, 2011, by and between Lighthouse Capital Partners VI, L.P. and KYTHERA Biopharmaceuticals, Inc.
10.3	(c)+
Amendment No. 2, dated July 23, 2012, to that certain Loan and Security Agreement No. 1991, dated as of March 21, 2011, by and between Lighthouse Capital Partners VI, L.P. and KYTHERA Biopharmaceuticals, Inc.
10.4	(a)+	Standard Multi-Tenant Office Lease—Gross, dated December 2009, by and between 27200 Associates, L.L.C. and KYTHERA Biopharmaceuticals, Inc.
10.4	(b)+	First Amendment, dated January 8, 2010, to that the certain Standard Multi-Tenant Office Lease-Gross, dated December 2009, by and between 27200 Associates, L.L.C. and KYTHERA Biopharmaceuticals, Inc.

Exhibit Number		Description
10.4	(c)+	Second Amendment, dated April 21, 2011, to that the certain Standard Multi-Tenant Office Lease-Gross, dated December 2009, by and between 27200 Associates, L.L.C. and KYTHERA Biopharmaceuticals, Inc.
10.4	(d)+	Third Amendment, dated March 23, 2012, to that the certain Standard Multi-Tenant Office Lease-Gross, dated December 2009, by and between 27200 Associates, L.L.C. and KYTHERA Biopharmaceuticals, Inc.
10.5	(a)†+	License Agreement, dated August 26, 2010, by and between Bayer Consumer Care AG and KYTHERA Biopharmaceuticals, Inc.
10.5	(b)†+	First Amendment, dated March 21, 2011, to that certain License Agreement, dated August 26, 2010, by and between Bayer Consumer Care AG and KYTHERA Biopharmaceuticals, Inc.
10.5	(c)†+	Second Amendment, dated April 2, 2012, to that certain License Agreement, dated August 26, 2010, by and between Bayer Consumer Care AG and KYTHERA Biopharmaceuticals, Inc.
10.6	(a)†+	Services, Research, Development and Collaboration Agreement, dated August 26, 2010, by and between Intendis GmbH and KYTHERA Biopharmaceuticals, Inc.
10.6	(b)†+
First Amendment, dated November 17, 2010, to that certain Services, Research, Development and Collaboration Agreement, dated August 26, 2010, by and between Intendis GmbH and KYTHERA Biopharmaceuticals, Inc.
10.6	(c)†+
Second Amendment, dated April 2, 2012, to that certain Services, Research, Development and Collaboration Agreement, dated August 26, 2010, by and between Intendis GmbH and KYTHERA Biopharmaceuticals, Inc.
10.7	(a)†+	License Agreement, dated August 29, 2005, by and between KYTHERA Biopharmaceuticals and Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center.
10.7	(b)+
Amendment, dated January 5, 2010, to that certain License Agreement, dated August 29, 2005, by and between KYTHERA Biopharmaceuticals and Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center.
10.7	(c)+
Amendment, dated August 18, 2010, to that certain License Agreement, dated August 29, 2005, by and between KYTHERA Biopharmaceuticals and Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center.
10.8	(a)†+	Manufacturing and Supply Agreement, dated July 7, 2009, by and between Pfizer, Inc. and KYTHERA Biopharmaceuticals, Inc.
10.8	(b)†+	First Amendment, dated May 21, 2012, to Manufacturing and Supply Agreement, dated July 7, 2009 by and between Pfizer, Inc. and KYTHERA Biopharmaceuticals, Inc.
10.9	†+	Development and Supply Agreement, dated November 29, 2010, by and between Hospira Worldwide, Inc. and KYTHERA Biopharmaceuticals, Inc.
10.10	(a)#+	KYTHERA Biopharmaceuticals, Inc. 2004 Stock Plan, as amended.
10.10	(b)#+	Form of Stock Option Grant Notice and Stock Option Agreement under the 2004 Stock Plan, as amended.
10.11	(a)#+	KYTHERA Biopharmaceuticals, Inc. 2012 Equity Incentive Award Plan.
10.11	(b)#+	Form of Stock Option Grant Notice and Stock Option Agreement under the 2012 Equity Incentive Award Plan.

Exhibit Number		Description
10.11	(c)#+	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2012 Equity Incentive Award Plan.
10.12	#+	Amended and Restated Employment Agreement, dated April 2, 2012, by and between Keith R. Leonard, Jr. and KYTHERA Biopharmaceuticals, Inc.
10.13	#+	Amended and Restated Employment Agreement, dated April 2, 2012, by and between John W. Smither and KYTHERA Biopharmaceuticals, Inc.
10.14	#+	Amended and Restated Employment Agreement, dated April 2, 2012, by and between Patricia S. Walker, M.D., Ph.D., and KYTHERA Biopharmaceuticals, Inc.
10.15	#+	Amended and Restated Employment Agreement, dated April 2, 2012, by and between Keith L. Klein, J.D. and KYTHERA Biopharmaceuticals, Inc.
10.16	#+	Amended and Restated Employment Agreement, dated April 2, 2012, by and between Jeffrey D. Webster and KYTHERA Biopharmaceuticals, Inc.
10.17	#+	Non-employee Director Compensation Program.
23.1		Consent of independent registered public accounting firm.
23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	+	Power of Attorney.
99.1	+	Confidential Draft #1

*
To be filed by amendment.

+
Previously filed.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

#
Indicates management contract or compensatory plan.